ARS
P.E. - 12/31/01

Network ASSOCIATES INC

Your network. Our business.


Location: Chicago, Illinois, USA


allenge: Keep enterprise network virus-free.


ion: Sao Paolo, Brazil


Laboratorios Pfizer Ltda.



tion: Auckland, New Zealand



Challenge: Avoid and prevent failures in mission-critical enterprise network.

Wilson & Hortc

Resurrection Health Care
Laboratorios Pfizer Ltda. (Pfizer Inc.)
Wilson & Horton
Vocational Training Council
Bear Stearns
TELUS

SECURITY POLICY MANAGEMENT WITH MCAFEE ePOLICY ORCHESTRATOR



Resurrection Health Care

Resurrection Health Care, the largest health care provider in the Chicago area, with over 15,000 employees. Rob Zelinka IT Director is responsible for keeping its network free of malicious viruses, among other IT challenges. "In managing a network this large, it is not feasible to visit each desktop and server on a frequent basis to deploy and update anti-virus software," says Rob. "McAfee ePolicy Orchestrator gives our team the ability to manage all of the desktops and servers in our enterprise from a central interface, so the threat of viruses is thoroughly removed from our organization. In addition, our Prime Support contract insures that my business is protected at all times."

At Network Associates our customers need more than just great virus detection. They need help getting that protection deployed throughout their organizations, and keeping it that way. Network Associates is the only company that offers scalable, centralized anti-virus policy management and enforcement, making it the ultimate anti-virus tool for busy information technology managers.

CENTRALIZED UPDATING AND MANAGEMENT AND 24X7 TECHNICAL SUPPORT



Laboratorios Pfizer Ltda. (Pfizer Inc.)

Pfizer discovers, develops, manufactures, and markets leading prescription medicines for humans and animals and many of the world's best-known consumer brands. Pfizer Brazil is one important part of Pfizer's worldwide installation. Keeping the lab virus-free and up and running is one of Focosi's most important responsibilities. To help him do so, Carlos Focosi relies on McAfee Active Virus Defense and Network Associates' technical support team. "Centralized and remote set-up and management helps me to focus on the systems that need attention," says Focosi, IT Director "and the technical support organization keeps us one step ahead of any potential problems."

At Network Associates, it is our goal to keep our customers a step ahead of the problems that can occur on their networks. Our technical support staff is on call, twenty-four hours a day, to ensure that when a new virus or vulnerability is discovered, our customers know about it before it can infect their networks. Because our customers' networks are essential to their business, their networks are our business.

NETWORK PERFORMANCE OPTIMIZATION WITH SNIFFER TECHNOLOGIES PRODUCTS AND TRAINING



Wilson & Horton

Wilson and Horton is New Zealand's premier news and information company. To keep its news machine running, and to keep New Zealander's informed on the latest from the four corners of the world, Wilson and Horton uses Sniffers to guarantee the performance and reliability of its network. "It's a bit like being in a flight control center," says Rob Christie, a network engineer. "We have to constantly monitor what is happening with our traffic, as we simply cannot have any failures that would result in our business process crashing. Sniffer Technologies delivers both world-class technology, and world-class training through Sniffer University, to help us keep our networks, and our news machine up and running."

At Network Associates, we know that the network itself has become our customers' most critical application. A network slow-down or outage can easily translate into hundreds of thousands of dollars in lost revenue and productivity, or very unsatisfied customers. Sniffer Technologies provides the information and analysis that enterprises need to keep their networks up and running efficiently.

IN BUSINESS, PEACE OF MIND IS NOT A LUXURY. IT'S A NECESSITY.

CUSTOMERS SHOULD FOCUS ON THEIR BUSINESSES, NOT THEIR NETWORKS.



A message from George:

12
12

Dear Fellow Shareholders

Last year was an exciting year at Network Associates! We made great strides in rebuilding customer, employee, and investor confidence. The results can be seen in our customer retention and satisfaction rates, our employees' "maniacal focus" on our customers, and in our share price: a 618% return for 2001!

We are poised for continued success in 2002 and beyond. Like no other time in its history, Network Associates is equipped for rapid growth. We have a highly-skilled and dedicated team continuing to focus on our customers. Our products and product pipeline have never been stronger, and customers around the world continue to turn to Network Associates to help them face unprecedented new challenges to the security and availability of their networks.

2001: A Look Back – One year ago I pledged to you that we would create a maniacal focus on our customers, we would build a stronger presence in international markets, and we would focus our business and our product development efforts on our core areas of strength. In doing so we would fulfill our potential as a market leader in 2001. I am pleased to report to you that over the last twelve months we have made great strides in accomplishing these goals.

Focused on Our Customers – In 2001 I traveled the world meeting with customers, listening to them and learning how Network Associates could be a better partner in the coming years. I met with customers in Atlanta, Beijing, Frankfurt, Geneva, London, Montreal, New York, Singapore, Sydney, Tokyo, and Washington, DC, among many other locations. Around the world customers are enthusiastic about the progress we are making here at Network Associates, the great products and technologies that we provide to keep their networks up and secure, and the renewed dedication of this company to our customers' business needs. A few of these customers are profiled in this Annual Report, and I hope you will take the time to read, in their words, what Network Associates has done to help them run their businesses more securely and efficiently.

Built Our International Team – In 2001 we built a strong and capable international management team. We hired new leaders to run Europe, Asia, and Latin America, all seasoned executives with significant experience running software businesses in their geographies. We also hired a deep bench of strong executives and sales managers to jump-start our business in the fastest growing markets around the world. All in all, in 2001, we hired over 600 new sales people in our effort to reach all of our customers and potential customers worldwide with the story of Network Associates' superior products and customer service.

Our investment in international markets is already paying off, and we expect to grow our international revenue base significantly in 2002 and beyond.

Focused on Our Strengths – In 2001, as I promised, we took a hard look at our business and divested from businesses and product lines that are not core to Network Associates' leadership in the future. In all, we closed or merged two business units, discontinued over a dozen product lines, and saved the company millions of dollars. We did this while maintaining historic levels of spending on research and development and continued to devote significant resources to solving our customers' future business challenges.

McAfee Security and Sniffer Technologies, our two core business offerings, will remain the focus of our development and sales efforts as we grow our company in the coming years.

Quantifiable Results – The results of these strong steps speak for themselves. In a tough economic environment in 2001, our revenue grew over 12 percent. We returned to profitability on a pro-forma basis two quarters ahead of schedule and in the second half of the year generated over $100 million in cash from operations. In the year 2001, we cut operating costs in every category, ending the year with operating margins higher than the company has seen since 1998.

The impact of these fundamental changes was felt most strongly in our stock price, which began at a low of $4.18 in January of 2001, and closed 2001 at $25.85, a whopping 618 percent return for the year, making Network Associates among the best performing stocks on the market last year.

2002: A Look Ahead – These fundamental changes and investments made in 2001 will form the foundation for many years of growth for Network Associates, but we still have a lot of work to do! We need to execute in key markets overseas and grow our international revenues faster; we need to more effectively market and sell our world-class Sniffer products to reach beyond our traditional markets into a larger customer base; and we need to continue to bring to market innovative products that help our customers' run their businesses more efficiently and securely.

Execute in Key Markets Overseas – The single greatest growth opportunity for Network Associates lies in high growth international markets. The U.S. market for anti-virus grew in 2001 faster than many of us anticipated, but the true opportunity for accelerated growth lies in Beijing, in Paris, in Kuala Lumpur, in Rome, in Sao Paolo, in Munich, and in other cities and nations around the globe. Sniffer Technologies has experienced phenomenal growth in the United States, particularly among key verticals, but we have yet to experience similar success in

Europe, Latin America or Asia, where demand should be equally high.

To realize our potential overseas, we need to build and rebuild key channel partner relationships to reach a broader base with Network Associates' products; establish and strengthen a direct sales force that can call on customers in their own languages at the highest levels; and instill in our international customer base the confidence that Network Associates is committed to them and to the success of their business.

Expand Sniffer Technologies' Customer Base – There is only one reason why Sniffer Technologies is not used in every network by every company and organization around the world: we didn't show up. Sniffer Technologies is the only product of its kind on the market, and once a customer becomes a part of the Sniffer Technologies family, they just keep buying more. Every company or organization around the world that relies on its network to conduct business efficiently, to communicate, or to engage in transactions can do so more cost-effectively, with less downtime, if they use Sniffer Technologies. Yet, there are still companies, even in our strongest vertical markets in the United States, that have never had a taste of the benefits that Sniffer Technologies can provide. This year, that will end. 2002 will be the year that Network Associates begins to blanket the world with the security and peace of mind that Sniffer Technologies offers every network administrator. Finally, we have the team on the field to accomplish this and 2002 will see significant growth—*both domestically and internationally*—in our Sniffer Technologies business.

Bring to Market Innovative Products – If I had to choose one thing about Network Associates that I am most proud of—and there are many things to choose from—it would be the products that our world-class development team has brought to market for our customers. ePolicy Orchestrator, McAfee Security's enterprise policy management console, was released nearly two years ago and the competition is still scrambling to release a comparable offering. Customer after customer around the world have cited ePolicy Orchestrator as the reason they chose McAfee Security over the competition.

And this product keeps getting better. In 2001 we released a version that manages our competitors' products as well, so if they can't offer scalable policy management for their customers, we'll do it for them. This year, we are releasing a version that manages other security products as well, including distributed desktop firewalls, virtual private networks or VPNs, and vulnerability assessment tools. We will continue to make this key policy management tool an integral part of all of our product offerings going forward, giving our customers what they consistently ask for: centralized policy-based control over all of the security and network management technologies in their enterprise.

Centralized management and reporting will become integral to our Sniffer offerings as well in 2002. As customers face the demands of managing multiple technologies, topologies and applications—we can help them with Sniffer Technologies. In the second half of this year you will witness the continued integration of security technologies into Sniffer products, offering our customers innovative and proactive tools to analyze and respond to potential security breaches, malicious code and other events that affect their network integrity and performance.

Our Customers are the Key to Our Success – All of our efforts—from product development, to marketing, to sales and support—will continue to be driven by one goal: satisfying our customers. The entire Network Associates team is focused on listening to and responding to the needs and demands of our customers and supporting them in the coming years. That will be the ultimate key to our success.

2001 was a remarkable year, and we thank you for your continued support. Rest assured, the best is yet to come.

Sincerely,

George Samenuk

George Samenuk
Chairman and CEO

尊敬的股东们

去年对于网络联盟（Network Associates）公司而言是激动人心的一年　在重建客户、员工和投资者信心方面，我们取得了长足的进展　这一成功从我们与客户之间稳固的关系、客户的满意程度、我们的员工们对客户近乎着迷的执着和我们的股价就可见一斑：2001年，我们公司股票投资的收益率高达618%！

我们期待着2002年之后接踵而来的成功　网络联盟（Network Associates）正在以前所未有的惊人的速度迅速地壮大着　我们的团队有着丰富的经验，并致力于为客户提供高品质的服务　由于我们的产品及其传播途径的不断壮大，使得来自世界各地的越来越多的客户转向网络联盟（Network Associates），以寻求针对其网络安全性和有效性的全新解决方案

2001年回顾

一年前，我们曾郑重承诺：将全身心致力于客户服务并在国际市场占一席之地，我们在企业和产品开发强项上投入了极大的精力　与此同时，我们充分展示了极大潜力，并成为2001年市场的主导力量　我们非常自豪的向您报告在过去的12个月中，我们在向这些目标迈进的过程中都取得了可喜的成功

以客户为中心

在2001年，我周游世界各地与客户见面，并认真听取客户的意见和建议　在此过程中，我越来越意识到网络联盟（Network Associates）在未来的几年中将成为一个优秀的合作伙伴　我访问了在亚特兰大、北京、法兰克福、日内瓦、伦敦、蒙特利尔、纽约、新加坡、悉尼、东京和华盛顿及哥伦比亚特区的客户　全世界的客户对于网络联盟（Network Associates）所取得的成绩都倍感兴奋　我们提供的优秀的产品和技术使得他们的网络能够正常而安全的运行　我们随时为满足客户事业上新的需求而竭尽全力　在这份《年度报告书》中包含有对某些客户的简单介绍，希望您们有时间不妨一读，用他们的话说，就是了解一下"为了保证客户的公司能更安全高效的运行，网络联盟（Network Associates）到底做出了哪些努力"

国际团队的组建

在2001年，我们建成了一支强而有力的国际管理团队　我们在欧洲、亚洲和拉丁美洲都任命了新的统帅　在世界各地经验丰富的高级管理人员保证了我们的软件生意的正常运作　我们还招募了大批的高级管理人员和销售经理在世界各地迅速成长的新兴市场开拓新的战场　总而言之，为了更加贴近我们遍布在世界各地的客户和未来潜在的客户，网络联盟（Network Associates）在2001年增加了600多名销售人员，由他们来负责我们一流产品的推广和客户服务

我们在国际市场的投资已见成效，我们期望在2002年和更远的将来在收入基数上还能实现更进一步的突破

集中强势力量

正如我对你们所作的承诺，我们对公司进行了严格的整顿，并关闭了未来网络联盟（Network Associates）的所有非核心的生意和生产线。概括的说，我们关闭或合并了两个分部，减少了十几条生产线，公司因此节约了数百万美元。虽然如此，我们在产品和技术研发方面的投入却没有任何减少。为解决我们客户生意上未来可能遇到的挑战，我们投入了大量的人力、物力和金钱。

McAfeeSecurity 和 SnifferTechnologies 产品，是我们的两大核心产品。随着我们公司在未来几年的日益发展和壮大，它们也将成为我们在进行产品开发和销售方面的重点。

可以量化的成果

我们努力所得到的回报显而易见。在2001年如此艰难的经济环境下，我们还取得了超过12%的收入增长。我们比计划提前两个季度实现了赢利，并在该年度的下半年取得了1亿美元的现金营业收入。在2001年，我们成功的全面降低了运营成本。在年末我们的营业毛利达到了自公司成立以来的最好水平。

这些深入的变革对我们的股价产生了重要的影响。在2001年1月，我们的每股股价只有4.18美元，而在2001年底已涨到25.85美元。在该年度，我们的收益率是618%，使网络联盟（Network Associates）成为去年股票市场表现最突出的股票之一。

展望2002

我们在2001年所作的重要改革和投资将为网络联盟（Network Associates）在未来几年持续的增长奠定坚实的基础。虽然如此，"路漫漫其修远兮，吾将上下而求索！"我们还要去征服重要的海外市场，并迅速提高我们在海外市场的收入；我们要实现更高效的销售，并突破现有的市场，让更多的客户了解并使用我们具有世界水平的Sniffer产品；此外，我们还要继续向市场推出新产品，帮助我们的客户公司能够更加高效和安全的运行。

向重要的海外市场进军

网络联盟（Network Associates）的唯一并且是最重要的发展机遇就是其在国际市场的成功。美国杀毒软件市场在2001实现了出乎我们预料的高速增长，但是，使公司能实现最快速增长的市场是在北京、巴黎、吉隆坡、罗马、圣保罗、慕尼黑和全球的其他城市和国家。Sniffer 技术产品在美国国内，尤其是在主要的专业市场上，实现了惊人的增长。但是，在欧洲、拉丁美洲和亚洲这些需求量也相当大的地区，我们还未能取得类似的成功。

为了在海外市场施展我们的潜能，我们还需要建立或重建重要的渠道伙伴关系，为网络联盟（Network Associates）的产品赢得更广阔的销售市场。建立并加强直销力量，使用客户自己的语言将他们发展成为我们的用户。同时，我们还要逐渐增强国际客户对我们的信任程度，让他们相信网络联盟（Network Associates）能为他们事业的成功助一臂之力。

扩大Sniffer技术产品的客户基数

世界上之所以有公司或团体没有使用Sniffer科技产品和技术，唯一的原因就是：我们不愿张扬。Sniffer科技产品在世界上是独一无二的。一旦客户成为Sniffer科技产品家族的一员，他们就会继续购买这种产品。世界上的每一家依靠网络进行高效运作、交流或交易的公司或团体通过使用Sniffer科技产品降低停工时间，可以实现更高的成本收益。但是，还有一些公司没有体验过使用Sniffer科技产品所能带来的效益，甚至在美国我们资力最雄厚的多家专业公司亦然。但在今年，这种情况将会彻底消失。2002年，网络联盟（Network Associates）将在全球范围内展开行动，使全世界的网络管理员能够享受到Sniffer科技产品所能带给他们的安全感和平静心情。最后，我们的团队将向世界进军，并在2002年实现Sniffer科技产品生意在国内外范围内的迅速增长。

面向市场推出新产品

虽然我想说的有很多，但如果一定要让我说出作为网络联盟（Network Associates）一员，所感到最为自豪的一点——那就是由我们世界最优秀的研发团队为我们的客户市场所研制出的产品。ePolicy Orchestrator，即McAfee Securities 的企业政策管理控制平台是在两年前推出的并且很有竞争力的产品。全球的客户都不约而同的把 ePolicy Orchestrator 作为他们之所以选择McAfee Securities的理由。

该产品还在不断改进。2001年，我们推出了一种可以管理我们竞争对手产品的新版本。所以，如果他们不能及时为他们的客户提供规模政策管理产品，我们便会替他们向客户提供相应的服务。今年，我们还要推出其他安全产品管理软件，包括桌面防火墙、虚拟专用网络，即VPN，以及漏洞评估工具。我们将继续将这一重点政策管理工具作为我们未来所提供的全部产品的一个有机组成部分，来满足客户长期以来不断的需求：实现对其公司所有安全及网络管理技术的基于政策的集中化控制。

在2002年集中式的管理和报告将继续对Sniffer科技产品做出整合。客户面对多种技术、拓扑协议和应用进行管理需求的同时，我们就能为他们提供Sniffer科技产品。在本年度的后半年，您将亲眼目睹Sniffer科技产品将对其所使用的安全技术进行进一步的整合，向我们的客户提供创新的和前瞻的工具，使其能够对影响其网络完整性和性能潜在的违反安全性、恶意编码和其他事件进行分析并做出反应。

客户是我们制胜的关键

为了实现我们的目标，我们还会作更多努力，无论是在产品开发、市场营销、销售还是客户支持方面。网

Chers Amis Actionnaires

络联盟（Network Associates）作为一个团队整体，致力于了解客户的需求，对此做出回应，并在不远的将来为其提供支持与服务．这就是我们成功的关键所在．

2001年是了不起的一年，我们感谢您长期以来对我们的支持，而且我们以后的表现会更加与众不同．

谨祝

商祺

George Samenuk
Chairman and CEO

L'année dernière fut exceptionnelle pour Network Associates! Nous avons fait un grand pas dans Le Rétablissement de la confiance de nos clients, de notre personnel et de nos investisseurs. Les résultats peuvent aisément être evalués à la vue des taux de fidélité et de satisfaction de notre clientèle, du focus de notre personnel vis-à-vis de nos clients et de l'évolution de notre cours en Bourse qui a augmenté de 618% en 2001!

Nous sommes déterminés à maintenir cette évolution en 2002 et même à aller au-delà. Network Associates a en effet tous les atouts, comme jamais ce ne fut le cas dans son passé, pour une croissance rapide. Nous possédons une équipe de grand talent déterminée à se consacrer à nos clients. Nos produits actuels et à venir n'ont jamais été aussi performants, et les marchés continuent à se tourner vers Network Associates pour faire face à de nouveaux challenges en matière de sécurité et d'accès *à leurs réseaux.*

2001: un regard en arrière – Il y a un an, je vous avais promis une attention de tous les instants vis-à-vis de nos clients, une présence plus importante sur les marchés étrangers, la concentration de nos efforts sur le développement des produits dans les domaines où nous étions très pointus. En agissant ainsi, j'étais certain que nous utiliserions tout notre potentiel pour devenir leader sur notre marché. Je suis fier de vous annoncer qu'en l'espace de douze mois, nous avons fait un grand pas vers la réalisation de cet objectif.

Se concentrer sur notre clientèle – En 2001, j'ai parcouru le monde à la rencontre de nos clients, je les ai écoutés et j'ai appris comment Network Associates pouvait devenir un meilleur partenaire pour eux. J'ai rencontré des clients à Atlanta, Pékin, Francfort, Genève, Londres, Montréal, New York, Singapour, Sydney, Tokyo et Washington, pour ne citer que ces villes-là. Nos clients sont enthousiastes partout quant aux progrès effectués par Network Associates, aux produits et aux technologies que nous leur fournissons pour maintenir la performance et la sécurités de leurs réseaux, quant à l'engagement renouvelé de notre Société pour répondre à leurs besoins. Quelques-uns d'entre eux sont cités dans ce Rapport Annuel, que j'espère vous prendrez le temps de lire pour vous rendre compte de la manière dont Network Associates a contribué à rendre leurs affaires plus sûres et plus efficaces.

Construire notre équipe internationale – En 2001, nous avons mis en place une équipe dirigeante internationale performante et compétente. Nous avons engagé de nouveaux dirigeants pour mener nos filiales en Europe, Asie et Amérique Latine. *Tous sont* des dirigeants remarquables et expérimentés ayant été en charge d'activités dans le domaine des logiciels sur leur continent. Nous avons aussi engagé *une importante escouade de cadres et de respons*ables de ventes confirmés pour développer nos affaires sur les marchés les plus porteurs du Monde. Au total en 2001, nous avons engagé plus de 600 personnes dédiées à la vente pour être certains de contacter l'ensemble de nos clients acquis et potentiels, puis de leur adresser notre message concernant la supériorité de nos produits et de nos services.

Notre investissement à l'international est déjà payant et nous nous attendons à augmenter sérieusement notre chiffre d'affaire sur ces marchés en 2002 et par la suite.

Se concentrer sur nos points forts – En 2001, ainsi que je l'avais promis, nous avons analysé avec attention nos activités et nous avons mis un terme aux lignes de produits qui ne constitueront pas l'essentiel de notre activité future. Au total, nous avons fermé ou fusionné deux centres d'activité, arrêté plus d'une douzaine de lignes de produits, et

16

16

permis ainsi à la Société d'économiser plusieurs millions de dollars. Nous avons fait cela tout en maintenant nos dépenses de recherche et de développement et à un niveau historique et tout en continuant à consacrer des ressources importantes pour remporter les challenges que les activités futures de nos clients nous amèneront à relever.

McAfee Security et Sniffer Technologies, nos deux Principales lignes, continueront à monopoliser tous nos efforts de développement et de commercialisation.

Des résultats quantifiables – Les résultats parlent d'eux-mêmes. Malgré un environnement économique peu favorable en 2001, nous avons augmenté nos ventes de 12%. A périmètre constant, nous sommes redevenus bénéficiaires deux trimestres plus tôt que prévu, et au dernier semestre, nous avons généré 100 millions de dollars de liquidités par nos activités. En 2001, nous avons réduits nos coûts dans tous les domaines et nous avons fini l'année en réalisant les marges opérationnelles les plus élevées que la Société ait connu depuis 1998.

L'impact de ces changements fondamentaux a eu des répercussions importantes sur le cours de notre action qui est passé de 4,18 $ en Janvier 2001 à 25,85 $ à la fin de l'année, réalisant un bond de 618% en un an, permettant ainsi à Network Associates de se prévaloir d'avoir été une des actions les plus performantes de l'année.

2002 un regard vers l'avenir – Ces modifications fondamentales et les investissements réalisés en 2001 serviront de base à plusieurs années de croissance pour Network Associates, mais nous avons encore beaucoup de travail devant nous! Nous devons mener à bien nos activités sur des marchés extérieurs clés et nous devons augmenter plus rapidement nos ventes à l'étranger; nous devons pour cela améliorer la commercialisation et la vent Sniffer, des produits de classe internationale pour aller au-delà de nos marchés traditionnels et élargir notre clientèle; et nous devons continuer à mettre sur le marché des produits innovants pour aider nos clients à rendre leurs activités plus efficaces et plus sécurisées.

Conquérir les principaux marchés étrangers – La plus grande possibilité de croissance pour Network Associates tient tout simplement dans sa capacité de croissance à l'export. Le marché américain des logiciels anti-virus a progressé plus vite que beaucoup d'entre nous ne l'avaient imaginé en 2001, mais la véritable opportunité de croissance soutenue se trouve à Pékin, à Paris, à Kuala Lumpur, à Rome, à Sao Paolo, à Munich et dans d'autres villes ou d'autres pays du Monde. Sniffer Technologies a connu une croissance phénoménale aux Etats-Unis, particulièrement parmi les systèmes intégrés, mais nous devons encore connaître les mêmes succès en Europe, Amérique Latine ou Asie, où la demande devrait augmenter dans les mêmes proportions.

Pour atteindre notre potentiel à l'export, nous devons établir et maintenir des relations avec des partenaires clés afin d'élargir notre clientèle; nous devons mettre en place et soutenir une force de vente, capable d'appeler directement dans leur propre langue, nos clients au plus haut niveau; et nous devons aussi insuffler à notre clientèle fidèle la confiance que Network Associates leur doit pour le succès de leur activité.

Développer la clientèle fidèle de Sniffer Technologies – Il n'y a plus qu'une seule raison valable qui justifie le fait que Sniffer Technologies ne soit pas mondialement utilisé par chaque Société ou Organisation, c'est tout simplement parce que nous ne leur avons pas présenté. Sniffer Technologies est le seul produit de ce type sur le marché, et dès qu'un client est devenu membre de la famille de Sniffer Technologies, il est convaincu et en acquiert davantage. Chaque Société ou organisation qui, mondialement, compte sur son réseau pour développer ses activités plus efficacement, pour communiquer, ou pour mener à bien des transactions, peut le faire à moindre frais, dans des moindres délais, en utilisant Sniffer Technologies. Cependant, il y a encore des sociétés, même sur les marchés américains, qui n'ont pas encore réalisé tous les avantages que Sniffer Technologies pouvait leur procurer. Cette année, cela changera. 2002 sera l'année où Network Associates commencera à faire connaître au Monde entier la sécurité et la tranquillité d'esprit que Sniffer Technologies peut apporter à chaque responsable de réseau.

Nous avons désormais les hommes sur le terrain pour accomplir cette mission et 2002 sera le théâtre d'une croissance significative — à la fois sur les marchés domestique et internationaux — de nos ventes de Sniffer Technologies.

Mettre des produits innovants sur le marché – Concernant Network Associates, si je devais choisir une chose dont je suis très fier — et Dieu sait s'il existe beaucoup de choses dont je pourrais être très fier-, il s'agirait des produits que notre équipe de développement de classe mondiale a proposés à notre clientèle. ePolicy Orchestrator, la console de gestion de la politique anti-virus de l'entreprise de McAfee Security, a été lancée il y a de cela environ deux ans et la concurrence en est encore à essayer de concevoir un produit similaire. ePolicy Orchestrator a été la raison pour laquelle beaucoup de clients du Monde entier ont choisi McAfee Security.

Et ce produit ne cesse de s'améliorer. En 2001, nous avons lancé une version qui gère également les produits de nos concurrents. Ainsi, s'ils ne peu-

17

17

vent offrir un outil de gestion de la politique anti-virus à leurs clients, nous le faisons pour eux. Cette année, nous lançons une version qui gère aussi d'autres produits de sécurité, parmi lesquels des pare-feux pour ordinateurs en réseau, des réseaux privés virtuels, ou RPV, et des outils d'évaluation de vulnérabilité.

Nous continuerons de faire de cet outil essentiel une partie intégrante de toutes nos offres de produits, allant de l'avant, apportant à nos clients tout ce qu'ils réclament avec insisitance: la commande centralisée, basée sur des règles, de tout le système de sécurité et de toutes les techniques de gestion de réseau de leur entreprise.

La gestion centralisée et ses inévitables compte-rendus deviendront également partie intégrante de nos offres de Sniffer en 2002. Comme nos clients s'efforcent de gérer de multiples technologies, projets et applications, nous pouvons les aider avec Sniffer Technologies. Au deuxième semestre, vous serez les témoins de l'intégration continue des technologies de sécurité au sein des produits Sniffer, offrant à nos clients des outils innovants et efficaces pour analyser les éventuelles défaillances de sécurité, les codes malicieux et tous les autres évènements susceptibles d'affecter l'intégrité et les performances de leurs réseaux et en trouver la parade.

Les clients constituent la clé de notre succès – Tous nos efforts, depuis le développement de nos produits jusqu'à leur mise en marché, leur vente et leur support, continueront de répondre à un objectif unique: la satisfaction de nos clients. Toute l'équipe de Network Associates, donnera la priorité à l'écoute des besoins et des demandes des clients ainsi qu'aux réponses qui seront apportées. Elle sera aussi très attentive à l'assistance qu'elle leur apportera dans les années à venir. C'est là que se trouve la clé de notre succès.

2001 a été une année remarquable en tous points et nous vous remercions de votre appui constant. Soyez cependant certains que le meilleur reste à venir.

Très sincèrement,

George Samenuk

George Samenuk
Chairman and CEO

Sehr verehrte Aktionärin, sehr geehrter Aktionär,

hinter uns liegt ein ganz außergewöhnliches Jahr für Network Associates. Gekennzeichnet durch große Fortschritte, mit denen wir das Vertrauen bei Kunden, Mitarbeitern und Investoren nachdrücklich erneuern konnten. Das Ergebnis lässt sich an einer ganzen Reihe von Faktoren ablesen: unsere Werte bei Kundentreue und -zufriedenheit, das unglaubliche Bekenntnis unserer Angestellten zur Kundenorientierung und nicht zuletzt natürlich unser Aktienkurs mit einem Plus von 618% in 2001!

Wir sind jetzt so aufgestellt, dass wir diesen Erfolg auch in diesem und in den folgenden Jahren weiter ausbauen können. Noch nie in seiner Geschichte war Network Associates für rasches Wachstum derart gut gerüstet. Unser Team ist hochqualifiziert und perfekt auf unsere Kunden eingestellt. Unsere Produkte und die Entwicklungen waren noch nie so leistungsfähig. Kein Wunder also, wenn immer mehr Kunden auf der ganzen Welt den Weg zu Network Associates finden. Weil wir ihnen dabei helfen, bisher nie dagewesene Herausforderungen bei der Sicherheit und Verfügbarkeit ihrer Netzwerke zu bewältigen.

Rückblick 2001 – Vor einem Jahr habe ich Ihnen einiges versprochen, z.B. all unsere Anstrengungen geradezu mit Besessenheit ausschließlich an unseren Kunden zu orientieren. Den Ausbau unserer Präsenz in internationalen Märkten voranzutreiben. Produktentwicklung und operatives Geschäft weiter auf unsere Kernstärken zu begrenzen. Und damit letztlich das gesamte Potenzial eines Marktführers auszuschöpfen. Ich kann Ihnen bereits heute mit Freude berichten, dass wir uns in den zurückliegenden zwölf Monaten mit Riesenschritten diesen Zielen angenähert haben.

Brennpunkt Kunde – Ich habe in dem vergangenen Jahr viele Länder bereist, um mit unseren Kunden zu sprechen. Zuhören wollte ich ihnen und

18

18

dabei erfahren, wie Network Associates in den kommenden Jahren ein noch besserer Partner für sie werden könnte. Meine Gespräche habe ich in Atlanta und auch in Peking geführt, in Frankfurt, Genf oder auch in London. Ich war in Montreal, New York, Singapur, Sydney, Tokyo, in Washington D.C. und an zahlreichen anderen Orten. Und überall zeigte sich unsere internationale Klientel begeistert von den Fortschritten, die wir bei Network Associates machen, über die großartigen Produkte und Technologien, die wir ihnen für die Sicherheit und Funktion ihrer Netzwerke zur Verfügung stellen. Aber auch über jene neue Hingabe, mit der wir uns auf die Wünsche und Aufgaben konzentrieren, die sie uns stellen.

Einige unserer Partner kommen in diesem Bericht selbst zu Wort, beschreiben was Network Associates tut, um ihre Geschäfte sicherer und effizienter zu gestalten. Ich würde mich sehr freuen, wenn Sie sich die Zeit nehmen könnten, dies nachzulesen.

Das internationale Team – Wir haben 2001 ein starkes, leistungsfähiges Management für die internationalen Aufgaben etabliert. In Europa, Asien und Lateinamerika stehen neue Köpfe in der Verantwortung. Alles erfahrene Manager, die das Softwaregeschäft in ihren Märkten kennen und beherrschen.

In den am schnellsten wachsenden Märkten haben wir zahlreiche verantwortliche Positionen in Geschäftsführung und Verkauf erfolgreich neu besetzen können, damit unser Geschäft dort frische und kräftige Impulse erhält. Insgesamt haben wir weltweit mehr als 600 Mitarbeiter allein im Verkauf eingestellt, um so die Erfolgsstory von Network Associates noch näher an Kunden und potenzielle Interessenten herantragen zu können. Unsere Investitionen in diese Märkte beginnen sich bereits auszuzahlen, und wir erwarten in diesem und in den folgenden Jahren ein signifikantes Wachstum unserer internationalen Ertragsbasis.

Konzentration auf unsere Stärken – Wie versprochen, nahmen wir unsere Geschäftsfelder 2001 kritisch ins Visier. Wir haben uns von allen Bereichen und Produktlinien konsequent getrennt, die in der Zukunft keine Kernkompetenz mehr für die Marktführerschaft von Network Associates ausmachen können. Insgesamt fielen dieser Entscheidung mehr als ein Dutzend Produktprogramme zum Opfer, und wir legten zwei Business Units komplett zusammen. Aber wir konnten der Company auf diese Weise auch mehrere Millionen Dollar an Kosten einsparen.

Dem gegenüber wurde mehr für Forschung und Entwicklung ausgegeben, als dies jemals zuvor der Fall war. Und wir haben erneut beträchtliche Mittel investiert, um unseren Kunden neue Lösungen für ihre künftigen Herausforderungen im Markt bieten zu können. Im Mittelpunkt unseres Wachstums werden mit McAfee Security und Sniffer Technologies jetzt zwei klare Kerngeschäfte stehen.

Überzeugende Ergebnisse – Die Resultate dieser einschneidenden Maßnahmen sprechen für sich. In einem angespannten Wirtschaftsjahr 2001 legte unser Ertrag um mehr als 12% zu. Nominal kehrte Network Associates zwei Monate früher als geplant in die Gewinnzone zurück und präsentierte in der zweiten Jahreshälfte Bareinnahmen aus dem laufenden Geschäft von über 100 Millionen Dollar. Die Betriebskosten wurden in sämtlichen Unternehmensbereichen deutlich reduziert, so dass wir zum Ende des Jahres den seit 1998 höchsten Überschuss erwirtschaften konnten.

Diese grundlegenden Veränderungen zeigten natürlich vor allem ihre Wirkung beim Preis der Aktie: Er begann im Januar 2001 auf einem Tief von 4.18 Dollar und schloss Ende 2001 mit 25.85 Dollar. Ein sensationelles Plus von 618%, das Network Associates zu einem der Top-Performer des Jahres werden ließ.

Vorausschau 2002 – Die weitreichenden Veränderungen und Investitionen des Jahres 2001 geben Network Associates die Grundlage für viele Jahre des Wachstums und doch wartet auf uns alle noch eine Menge Arbeit. So müssen die Schlüsselmärkte in Übersee noch besser erschlossen werden, damit unsere internationalen Erträge schneller wachsen. Unsere Weltklasse-Produkte von Sniffer müssen noch effektiver und erfolgreicher im Markt platziert werden, damit unsere Kundenbasis sich deutlich über unsere traditionellen Absatzgebiete hinaus entwickeln kann. Und wir müssen schließlich noch mehr innovative Produkte erfolgreich launchen, die unseren Kunden dabei helfen, ihre Geschäfte noch sicherer und effektiver abzuwickeln.

Schlüsselmärkte in Übersee – Die größte Quelle für neues Wachstum findet Network Associates in den internationalen Wachstumsmärkten. Zugegeben, der amerikanische Anti-Virus-Markt entwickelte sich 2001 schneller, als dies viele von uns erwartet hatten, aber die wirkliche Chance auf Wachstum erwartet uns in Peking, in Paris, Kuala Lumpur, Rom, Sao Paulo, München und in anderen Städten und Ländern dieser Welt.

In den USA hat Sniffer Technologies ein enormes Wachstum zu verzeichnen, insbesondere im vertikalen Geschäft. Doch fehlt uns diese positive Erfahrung noch immer weitgehend in Europa, Lateinamerika oder Asien, obwohl der Bedarf in diesen Teilen der Erde doch ähnlich hoch sein dürfte. Um dieses Potenzial ausschöpfen zu können, müssen wir alte und neue Partnerschaften besonders in den Key Channels verstärken bzw. etablieren, um so die Basis für unsere Produkte zu erweitern.

Unser Verkauf muss beim Direktgeschäft in die Lage versetzt werden, in der eigenen Muttersprache und auf höchster Ebene erfolgreich zu verhandeln. Er muss auf diese Weise auch bei unseren internationalen

19

19

Kunden das Vertrauen schaffen, dass sich Network Associates seinen Kunden und vor allem deren Markterfolg in ganz besonderer Weise verpflichtet fühlt.

Mehr Kunden für Sniffer Technologies – Es gibt nur einen wahren Grund, warum Sniffer Technologies nicht in jedem Unternehmen und in jeder Organisation auf der Erde zu Hause ist: Wir waren einfach noch nicht dort! Schließlich ist es das einzige Produkt seiner Art im gesamten Markt. Wenn jemand unser Kunde geworden ist und damit Teil der Sniffer-Familie, dann wird er mit Sicherheit dabei bleiben und weiter kaufen.

Jede Firma, jede Organisation irgendwo auf der Welt, die mit Hilfe eines Netzwerks kommunizieren, Geschäftsabläufe effizient gestalten oder sonstige Transaktionen steuern möchte, kann dies mit Sniffer Technologies um vieles sicherer und günstiger tun, bei weitaus geringeren Ausfallzeiten. Doch selbst in unseren stärksten vertikalen Absatzmärkten der USA gibt es noch immer Firmen, die von den Möglichkeiten und Vorteilen unserer Software keinerlei Vorstellung haben.

Das wird sich in diesem Jahr ändern. 2002 wird Network Associates der Welt zeigen, wieviel Ruhe und Sicherheit Sniffer Technologies für jeden Netzwerk-Administrator bedeuten kann. Unser Team ist auf dem Weg, um dieses Ziel in Angriff zu nehmen. 2002 wird für Sniffer Technologies signifikantes Wachstum bringen, sowohl national wie auch international.

Markt für innovative Produkte – Wenn ich sagen sollte, worauf ich bei Network Associates besonders stolz bin käme wirklich eine Menge in Frage. Jedoch in erster Linie sicher die Produkte selbst, die unser Klasseteam von Entwicklern zur Marktreife gebracht hat. "ePolicy Orchestrator", die Sicherheitsmanagement-Konsole von McAfee Security etwa, wurde vor nunmehr fast zwei Jahren eingeführt. Und noch immer balgt sich die Konkurrenz darum, etwas Vergleichbares anbieten zu können. Überall in der Welt nennt uns Kunde um Kunde "ePolicy Orchestrator" als den Grund dafür, warum man McAfee Security der Konkurrenz vorgezogen hat.

Und dieses Produkt wird noch besser. 2001 brachten wir eine Version auf den Markt, die auch mit den Produkten des Wettbewerbs kompatibel ist. Besitzt ein Interessent kein skalierbares Policy Managementprogramm, dann fährt er eindeutig besser mit uns. Wir werden in diesem Jahr eine weitere Version starten, die auch mit Sicherheitsprogrammen arbeitet, einschließlich dezentralen Firewalls, virtuellen privaten Netzwerken (VPN) und neuartigen Messwerkzeugen für die Systemanfälligkeit. Wir werden dieses enorm wichtige Management-Tool immer stärker in unsere Produktangebote integrieren und damit den Wünschen unserer Kunden noch weiter entgegenkommen: eine zentrale Verfügbarkeit und Kontrolle der gesamten Technologie für Management und Systemsicherheit ihres Unternehmens.

Zentrales Management und Reporting wird 2002 auch zum integralen Bestandteil unserer Sniffer-Angebote werden. Damit erleichtern wir unseren Kunden die Arbeit mit unterschiedlichen Technologien, Umgebungen und Applikationen. Darüber hinaus werden die Sniffer-Produkte im zweiten Halbjahr 2002 eine erweiterte Sicherheitstechnologie als festen Bestandteil bieten können. Dabei handelt es sich um innovative, proaktive Tools zur Analyse und schnellen Reaktion bei Sicherheitslücken, fehlerhaften Daten oder anderen Vorkommnissen, die die Zuverlässigkeit und die Performance des Netzwerks beeinträchtigen können.

Unsere Kunden — der Schlüssel zum Erfolg – Alle unsere Bemühungen ob in der Entwicklung, im Marketing, Verkauf oder Support werden auch weiterhin ein einziges gemeinsames Ziel verfolgen: die Zufriedenheit unserer Kunden. Das gesamte, weltweite Team von Network Associates wird sich darauf konzentrieren, genau zuzuhören und auf die Anforderungen und Wünsche unserer Kunden zu reagieren, sie in den kommenden Jahren in jeder nur erdenklichen Weise zu unterstützen. Dies allein ist der Schlüssel zu unserem gemeinsamen Erfolg.

Ohne Zweifel war 2001 für uns ein bemerkenswertes Jahr, und wir danken Ihnen allen nachdrücklich für Ihre wertvolle Unterstützung. Seien Sie jedoch versichert die besten Jahre liegen noch vor uns.

Mit freundlichen Grüßen

George Samenuk

George Samenuk
Chairman and CEO

20
20

株主の皆様へ

昨年は、ネットワークアソシエイツ社にとって大いなる躍進の年となりました。お客様、従業員、そして投資家の皆様の信頼を得て、大きく前進することができました。その結果、お客様の数や満足度、「お客様重視」の社員姿勢とともに株価が伸張し、2001年度にはその伸び率が618%となりました。

2002年度またはそれ以降につきましても、当社はこの成功を持続させる決意でおります。ネットワークアソシエイツ社の歴史上初めての経験となる、このビジネスの急速な拡大に対応するため、私たちは体制を万全に整え、お客様のご要望には、高度な技術を持つ社内の専門チームが常に的確にお応えしてまいります。当社では製品はもちろん、流通経路の確保と、当社を信頼してくださる世界各地のお客様のため、ネットワークに対する未曾有の脅威に敢然と立ち向かい、ネットワークの可用性とセキュリティの保持に全力を尽くしています。

2001年度を振り返って

1年前、私は皆様に次のようなお約束をいたしました。それは、お客様のご要望をより的確に把握すること、これまで以上に世界市場での認知度を高めること、そして当社の事業や製品開発を得意分野に絞り込むことでした。また当社は、この努力を続けていく中で潜在能力を充分に引き出し、2001年度のマーケット・リーダーになることを目標に掲げておりました。幸いにして当社は、過去12ヶ月の間にこれらの目標の実現に向けて大きな躍進を遂げることができました。

お客様重視の企業姿勢

2001年、私は世界中を駆け巡りながら、お客様と直にお会いし、その声に耳を傾け、どうすればネットワークアソシエイツ社が今後さらにお客様のより良きパートナーとなり得るかを考えておりました。アトランタ、北京、フランクフルト、ジュネーブ、ロンドン、モントリオール、ニューヨーク、シンガポール、シドニー、東京、ワシントンD.C.など数多くの訪問先で出会ったお客様の誰もが、私たちネットワークアソシエイツ社の企業躍進、ネットワークを安全に維持する当社の製品技術、そしてお客様のご要望に的確にお応えし続ける姿勢などについて、真摯に受け止めてくださいました。このアニュアルレポートの中では、お客様の事例を何件かご紹介しています。お時間をお取りいただき、是非ご覧ください。ここでは、お客様のビジネスを安全かつ効率的に運営するために行ってきたネットワークアソシエイツ社の活動を、お客様ご自身の言葉で語って戴いております。

インターナショナル・チームの結成

当社は昨年、強力かつ有能なインターナショナル・マネジメント・チームを結成しました。このチームでは、ヨーロッパやアジア、ラテンアメリカの市場でソフトウェアビジネスに携わってきた経験豊富なベテラン幹部社員を地域リーダーとして新たに採用しています。また、急速に拡大する世界市場において一挙にビジネスを立ち上げるため、有能な幹部社員、セールスマネージャーを幅広く募りました。最終的には、2001年に600人以上のセールススタッフを採用し、ネットワークアソシエイツ社の優秀な製品とカスタマーサービスを、世界中のお客様と将来のお客様に知っていただく努力をいたしております。

さらに、海外市場での投資はすでに回収の時期に入り、当社の海外市場における収益のベースは、2002年度以降においても、著しく伸長するものと期待しています。

得意分野への資本の集中

私たちは皆様とお約束いたしました通り、事業の見直しを図り、将来的にコア・ビジネスとしての成長が臨めない事業や製品分野から撤退しました。これにより、2つの事業部を閉鎖・統合し、1ダース以上の製品の生産中止に踏み切った結果、何百万ドルものコストダウンを実現しました。その一方で、研究開発には前例にない額を、また今後予測されるお客様からのご要望にもお応えできるよう、資本を継続して投入してきました。

当社のコア・ビジネスであるMcAfee SecurityとSniffer Technologiesにつきましては、今後事業を展開する上で、引き続き開発および販売の中心を担う事業として注力してまいります。

数字に現れた事業成果

当社の今日までの力強い歩みは、事業成果がすべてを物語っています。厳しい経済状況にあった2001年において、当社収益は12%を上回る伸びを見せました。また、見積りベースでは事業計画より半年も早く収益性を回復し、年度の後半には1億ドル以上の営業収益を上げました。そして、2001年度に行った全分野での営業費削減との相乗効果により、年度末には1998年以来最高の営業利益を記録しています。

これらの抜本的な改革の影響は、株価に最もよく表れています。2001年1月に4.18ドルという安値で始まった株価ですが、年度末には25.85ドルまで値を上げました。年間618%というこの驚異的な伸長率により、ネットワークアソシエイツ社の株式は2001年度における株式市場最も値上がりした株式となりました。

2002年度の展望

これらの抜本的な改革と2001年の膨大な投資は、将来、ネットワークアソシエイツ社の礎を築くものになると考えております。しかし、当社はさらなる躍進を遂げるべく、海外の主要マーケットでの事業推進や海外収益の早急な拡大、そして世界レベルに達したSniffer製品の拡販をより効果的に行っていく必要があります。それには、これまでの市場の枠を越え、さらに幅広い顧客層にアピールしなくてはなりません。私たちは常に革新的な製品を市場へと導入し、お客様のビジネス効率の向上と安全な運営に向けて一層の企業努力を続けてまいります。

海外主要マーケットのビジネス

ネットワークアソシエイツ社にとって現在最も大きな成長が見込めるビジネスチャンスは、成長著しい海

外市場にあります。2001年度におけるアンチウィルスソフトの米国市場は、私たちが予想した以上に急成長しましたが、まだ見ぬチャンスは北京、パリ、クアラルンプール、ローマ、サンパウロ、ミュンヘンをはじめとする世界のあらゆる都市や国に眠っています。Sniffer Technologies は、製品需要が急上昇する諸外国、とりわけ米国では驚異的な成長を遂げています。また、需要の高いヨーロッパ、ラテンアメリカ、アジアにおいても同様に、大きな成功が見込まれています。

海外における当社の可能性を広げるためには、事業展開の鍵を握る販売チャンネルの構築、あるいは再構築を実践し、ネットワークアソシエイツ社の製品情報をより広範囲の顧客層に浸透させる必要があります。また、直販部隊の編成・強化によって、幹部クラスのお客様とそのお客様の国の言葉でビジネスを行うことも必須です。そして、ネットワークアソシエイツ社が真にお客様のことを考え、お客様のビジネス成功に向け邁進していく姿勢を信頼へと昇華し醸成していかなければなりません。

Sniffer Technologiesの事業展開

Sniffer Technologies が世界中の企業や団体のネットワークすべてを網羅していないのには、理由があります。それは、ネットワーク構築時に私たちの拠点が展開されていなかったことに起因します。Sniffer Technologiesは市場における唯一の製品であるため、お客様はひとたび Sniffer Technologiesファミリーの一員になると、宣伝をしなくとも購入を続けてくださいます。効率的にビジネスを行い、コミュニケーションし、取引に従事するためにネットワークを利用している世界の企業や組織が、この Sniffer Technologies を導入することによりネットワークのダウン時間を極小化し、高い採算性を確保できるようになります。しかし、米国のように当社の製品販売の伸長が著しい市場においても、Sniffer Technologiesの素晴らしい性能を知り得ないお客様がまだおられますが、それも今年で終止符を打ちます。2002年、ネットワークアソシエイツ社はこの Sniffer Technologiesの技術とネットワークの安全性を確保する当社の専門スタッフにより、ネットワーク管理者に揺るぎない安全と安心をご提供し、世界のネットワークの信頼性向上に努めてまいります。また国内、海外を問わず、今年はこの Sniffer Technologies のビジネスが、飛躍的な成長を遂げる年となるでしょう。

市場へ導入される革新的製品

ネットワークアソシエイツ社の数ある製品の中で、世界でもトップクラスである当社の開発チームが開発した McAfee Security のエンタープライズ・ポリシー・マネジメント・コンソール (enterprise policy management console)、 ePolicy Orchestrator は、私が最も誇りとする製品です。ePolicy Orchestratorは、2年ほど前にリリースされた製品ですが、他社では未だにこれに匹敵する製品の商品化を実現していません。また、世界のお客様の多くが、他社製品ではなく McAfee Securityを選んだ理由に、ePolicy Orchestratorの存在を挙げています。

この製品は、現在も着実に進歩し続けています。2001年には、他社製品も同時に管理できる新製品を発表しました。この製品を通して、競合という垣根を越え、他社の顧客にも柔軟なポリシー・マネジメントをご提供できるようになります。さらに今年は、分散型のデスクトップ・ファイヤーウォール、バーチャル・プライベート・ネットワーク (VPN)、脆弱性検査ツールといった多彩なセキュリティ関連製品を同時に管理する新製品を発売します。当社では、このキー・ポリシー・マネジメント・ツールを当社製品の要となる戦力的製品として位置づけ、お客様のご要望に即時に対応できるサービス、即ち、企業が必要とするセキュリティやネットワークの管理テクノロジーのすべてを、一定のポリシーに基づき集中制御するサービスをご提供してまいります。

2002年度中には、集中管理およびリポーティング機能がSnifferに標準装備される予定です。お客様が複数の技術、トポロジー、アプリケーションを同時に管理する必要に迫られた場合には、Sniffer Technologies によりこれを解決することができます。もちろん今期後半にも、引き続きセキュリティ技術を搭載したSnifferを出荷します。お客様は、優れた性能を発揮するこの革新的なセキュリティ技術により、万一のセキュリティ侵害や悪意を持った信号侵入など、ネットワークの動作や性能に影響をもたらす障害の実態を分析し対応することができます。

「お客様の満足」こそが成功の秘訣

製品開発からマーケティング、販売およびサポートに至るまで、当社の企業努力はすべて「お客様の満足」のためにあります。ネットワークアソシエイツ社の全社員が、お客様のご要望を真摯に受け止め、永きに渡りそのビジネスを支援するための努力を続けております。つまり「お客様の満足」こそが、私たちを成功へと導く究極の鍵である、と私たちは考えているのです。

ネットワークアソシエイツ社にとって、2001年は素晴らしい年でした。全社員を代表して、皆様の変わらぬご支援・ご厚情に御礼申し上げます。私たちは、今後もさらなる成果を上げるべく、努力してまいります。

敬具

George Samenuk

ジョージ・サムヌーク
George Samenuk
Chairman and CEO

Estimados Compañeros Accionistas

¡El año pasado fue emocionante en Network Associates! Dimos grandes pasos para reconstruir la confianza de nuestros clientes, empleados e inversionistas. Los resultados pueden verse en nuestra retención de clientes y nuestras tasas de satisfacción, el "enfoque maniático" de nuestros empleados hacia nuestros clientes, y en el precio de nuestras acciones: ¡un retorno del 618% para 2001!

Estamos preparados para el éxito continuo en 2002 y más allá. En ningún otro momento de su historia, Network Associates ha estado tan equipado para el crecimiento rápido. Tenemos un equipo altamente calificado y dedicado que sigue estando enfocado en nuestros clientes. Nuestros productos y nuestra línea de distribución son más fuertes que nunca, y los clientes alrededor del mundo siguen dirigiéndose a Network Associates para que les ayudemos a enfrentar los nuevos retos sin precedentes, en relación a la seguridad y la disponibilidad de sus redes.

2001: Una mirada en retrospectiva – Hace un año les aseguré que crearíamos un enfoque maniático en nuestros clientes, que construiríamos una presencia más sólida en los mercados internacionales, y que enfocaríamos nuestras actividades comerciales y nuestros esfuerzos en el desarrollo de productos en nuestras áreas centrales de fortaleza. Al hacer esto cumpliríamos con nuestro potencial como líderes del mercado en 2001. Me complace informarles que a lo largo de los últimos doce meses hemos dado grandes pasos para lograr estas metas.

Enfocados en nuestros clientes – En el 2001 viajé alrededor del mundo para visitar a los clientes, escucharlos y aprender cómo Network Associates puede ser un mejor socio en los años por venir. Me entrevisté con clientes de Atlanta, Beijing, Frankfurt, Ginebra, Londres, Montreal, Nueva York, Singapur, Sydney, Tokio, y Washington, DC, entre otras muchas ciudades. Alrededor del mundo los clientes están entusiasmados por el progreso que estamos haciendo en Network Associates, acerca de los magníficos productos y tecnologías que les proporcionamos para mantener sus redes seguras y en funcionamiento, y por la renovada dedicación de esta compañía a las necesidades de negocios de nuestros clientes. Presentamos los perfiles de algunos de estos clientes en este Informe anual, y espero que ustedes se tomen un tiempo para leer, en sus propias palabras, lo que Network Associates ha hecho para ayudarles a manejar sus negocios con mayor seguridad y eficiencia.

Integración de nuestro equipo internacional – En el 2001 integramos un equipo internacional de administración fuerte y capaz. Contratamos nuevos líderes para dirigir las operaciones en Europa, Asia y Latinoamérica; todos son ejecutivos acostumbrados al liderazgo y con importante experiencia dirigiendo negocios de software en sus zonas. También contratamos un amplio número de ejecutivos y gerentes de ventas enérgicos para dar comienzo a nuestros negocios en los mercados de crecimiento más rápido alrededor del mundo. En total, en el 2001 contratamos a más de 600 personas en el área de ventas, en nuestro esfuerzo para hacer llegar a todos nuestros clientes y clientes potenciales la información acerca de los excelentes productos y el servicio a clientes de Network Associates.

Nuestra inversión en los mercados internacionales ya está dando frutos, y esperamos hacer crecer de manera importante nuestra base de ingresos internacionales en el 2002 y más allá.

Enfocados en nuestras fortalezas – En el 2001, como les prometí, analizamos a fondo nuestras operaciones y renunciamos a operaciones y líneas de productos que no son fundamentales para el liderazgo de Network Associates en el futuro. En total, cerramos o fusionamos dos unidades de negocios, descontinuamos más de una docena de líneas de productos, y le ahorramos millones de dólares a la compañía. Lo hicimos a la vez que manteníamos niveles históricos de gasto en investigación y desarrollo y continuábamos dedicando recursos importantes para resolver los retos futuros de nuestros clientes.

McAfee Security y Sniffer Technologies, nuestras dos ofertas centrales de negocios, permanecerán como el foco de nuestros esfuerzos de desarrollo y de ventas, mientras hacemos crecer a nuestra compañía en el futuro.

Resultados cuantificables – Los resultados de estos sólidos pasos hablan por sí mismos. En el difícil ambiente económico del 2001, nuestros ingresos crecieron más del 12 por ciento. Regresamos a rentabilidad en base proforma dos trimestres antes de lo programado, y en la segunda mitad del año generamos más de $100 millones en efectivo a partir de las operaciones. En el año 2001, reducimos los costos operativos en todas las categorías, terminando el año con márgenes operativos mayores a los que la compañía había visto desde 1998.

El impacto de estos cambios fundamentales se reflejó notablemente en el precio de nuestras acciones, el cual comenzó en una baja de $4.18 en enero del 2001, y cerró 2001 a $25.85, un impresionante retorno del 618 por ciento para el año, colocando a Network Associates entre las acciones de mayor rendimiento en el mercado el año pasado.

2002: Una mirada hacia adelante – Los cambios fundamentales y las inversiones que hicimos en el 2001 serán los cimientos de muchos años de crecimiento para Network Associates, ¡pero, aún tenemos mucho trabajo por hacer! Necesitamos ejercer en mercados claves del extranjero y hacer crecer más rápidamente nuestros ingresos internacionales; necesitamos comercializar y vender nuestros productos Sniffer de clase mundial de una manera más eficiente, para alcanzar una base de clientes mayor que en nuestros

23
23

mercados tradicionales; y necesitamos continuar ofreciendo productos innovadores en el mercado para ayudar a que nuestros clientes manejen sus negocios con mayor seguridad y eficiencia.

Ejercer en mercados claves del extranjero – La oportunidad para el mayor crecimiento de Network Associates yace en los mercados internacionales de alto crecimiento. El mercado estadounidense para antivirus creció en 2001 de manera más rápida de lo que muchos de nosotros había anticipado, pero la verdadera oportunidad para un crecimiento acelerado se encuentra en Beijing, en París, en Kuala Lumpur, en Roma, en Sao Paulo, en Munich, y en otras ciudades y naciones alrededor del mundo. Sniffer Technologies ha experimentado y crecimiento fenomenal en los Estados Unidos, particularmente entre los verticales clave, pero aún tenemos que experimentar un éxito similar en Europa, Latinoamérica o Asia, en donde la demanda debe ser igualmente grande.

Para hacer realidad nuestro potencial en el extranjero, necesitamos construir y reconstruir las relaciones claves con nuestros socios de canal, para llegar con los productos de Network Associates a una base más amplia; establecer y fortalecer a una fuerza de ventas directas que pueda dirigirse a los clientes en sus propios idiomas y en los más altos niveles; e infundir en nuestra base de clientes internacionales la confianza de que Network Associates está dedicado a ellos y al éxito de sus negocios.

Expandir la base de clientes de Sniffer Technologies – Sólo hay una razón por la cual Sniffer Technologies no se utiliza en todas las redes de todas las empresas y organizaciones alrededor del mundo: no nos hemos presentado. Sniffer Technologies es el único producto de su tipo en el mercado y una vez que un cliente se convierte en parte de la familia de Sniffer Technologies, simplemente sigue comprando más. Todas las empresas u organizaciones alrededor del mundo que dependen de sus redes para llevar a cabo sus negocios de manera eficiente, para comunicarse, o para realizar transacciones, lo pueden hacer de una manera más económica y con menos tiempos muertos si utilizan Sniffer Technologies. Aún así, todavía hay empresas, aún en nuestros mercados verticales más fuertes en los Estados Unidos, que nunca han probado los beneficios que les puede proporcionar Sniffer Technologies. Este año eso se acabará. El 2002 será el año en que Network Associates comience a cubrir el mundo con la seguridad y la tranquilidad que Sniffer Technologies ofrece a todos los administradores de redes. Finalmente, tenemos un equipo en el campo que logrará esto y en el 2002 veremos un importante crecimiento — tanto nacional como internacional — en nuestras operaciones de Sniffer Technologies.

Ofrecer productos innovadores al mercado – Si tuviera que elegir aquello de Network Associates de lo que estoy más orgulloso — y hay mucho para elegir — serían los productos que nuestro equipo de desarrollo de clase mundial ha ofrecido en el mercado para nuestros clientes. ePolicy Orchestrator, la consola de administración de políticas empresariales de seguridad de McAfee Security, fue lanzada hace casi dos años y la competencia todavía está luchando por lanzar una oferta comparable. Cliente tras cliente alrededor del mundo ha citado a ePolicy Orchestrator como la razón por la que han elegido a McAfee Security por encima de la competencia.

Y este producto sigue mejorando. En el 2001 lanzamos una versión que también maneja los productos de nuestros competidores, de manera que si ellos no pueden ofrecer una administración escalable de políticas para sus clientes, nosotros lo haremos por ellos. Este año estaremos lanzando una versión que administra también otros productos de seguridad, incluyendo escudos de protección (firewalls) distribuidos en escritorio, redes virtuales privadas o VPN, y herramientas de evaluación de vulnerabilidad. Continuaremos haciendo que esta herramienta clave de administración de políticas sea una parte integral de toda nuestra oferta de productos de aquí en adelante, dando a nuestros clientes lo que piden consistentemente: control centralizado basado en políticas para todas las tecnologías de seguridad y de administración de redes de sus empresas.

La administración centralizada y los informes serán también parte integral de nuestra oferta de Sniffer en el 2002. A medida que los clientes enfrentan las demandas de la administración de múltiples tecnologías, topologías y aplicaciones, nosotros podemos ayudarles mediante Sniffer Technologies. En la segunda mitad de este año ustedes serán testigos de la continua integración de las tecnologías de seguridad en los productos de Sniffer, ofreciendo a nuestros clientes herramientas innovadoras y proactivas para analizar y responder a las violaciones potenciales en la seguridad, los códigos dolosos y otros eventos que afectan la integridad y desempeño de sus redes.

Nuestros clientes son la clave de nuestro éxito – Todos nuestros esfuerzos, desde el desarrollo de productos, hasta la comercialización, las ventas y el soporte, continuarán siendo impulsados por una meta: satisfacer a nuestros clientes. Todo el equipo de Network Associates está enfocado en escuchar y responder a las necesidades y demandas de nuestros clientes y a apoyarlos en el futuro. Esa será la clave máxima de nuestro éxito.

2001 fue un año memorable y les agradecemos por su apoyo continuo. Tengan confianza en que lo mejor está por llegar.

Atentamente,

George Samenuk
Chairman and CEO


Stock Price 2001
25
20
15
10
5
0
J
F
M
A
M
J
J
A
S
O
N
D


Steadily Improved Margins* (in percentages)
30
20
10
0
-10
-20
-30
Q1
Q2
Q3
Q4

*Proforma Data

Proforma data: (in thousands)

	Q1	Q2	Q3	Q4
Net revenue	157,523	181,505	192,872	240,554
Marketing and sales (S&M)	104,800	102,419	100,263	105,548
Research and development (R&D)	36,217	30,745	30,163	30,010
General and administrative (G&A)	27,093	23,736	20,193	20,863
Income (loss) from operations	(41,082)	(10,838)	4,616	49,956
Operating margins	-26%	-6%	2%	21%

2001 Highlights


Steadily Cut Costs* (in percentages)
Sales & Marketing
Research & Development
General & Administrative
70
60
50
40
30
20
10
0
Q1
Q2
Q3
Q4


Steadily Grew Revenue* (in millions)
$240
$220
$200
$180
$160
$140
$120
Q1
Q2
Q3
Q4

*Proforma Data

The unaudited proforma data exclude the effects of the following (in thousands):

- Net revenue of McAfee.com for the quarters ended March 31, June 30, September 30 and December 31, 2001 of $12,816, $14,409, $16,170, and $18,639, respectively.
- Amortization of intangibles for the quarters ended March 31, June 30, September 30 and December 31, 2001 amounting to $15,845, $16,672, $15,479 and $16,114, respectively.
- Stock-based compensation charges for the quarters ended March 31, June 30, September 30 and December 31, 2001 amounting to $1,656, $1,207, $820 and $20,510, respectively.
- Restructuring charges incurred in the quarter ended December 31, 2001 of [illegible].

Years Ended December 31	2001	2000	1999	1998	1997
(in thousands, except for per share amounts)					
Net revenue	$ 834,478	$ 745,692	$ 683,668	$ 990,045	$735,692
Net income (loss)	(100,650)	(102,721)	(159,901)	36,438	10,639
Net income (loss) per share, diluted	$ (0.73)	$ (0.74)	$ (1.15)	$0.26	$ 0.08


$736M
$990M
$684M
$746M
$834M
1997
1998
1999
2000
2001
Net Revenue (in millions)


$10.6M
$36.4M
($159.9M)
($102.7M)
($100.7M)
1997
1998
1999
2000
2001
Net Income (in millions)


$0.08
$0.26
($1.15)
($0.74)
($0.73)
1997
1998
1999
2000
2001
Earnings Per Share


$214.5M
$233.7M
$236.7M
$58.8M
$170.3M
$195.9M
$209.0M
$259.2M
3/31/00
6/30/00
9/30/00
12/31/00
3/31/01
6/30/01
9/30/01
12/31/01
Quarterly Net Revenue (in millions)

Financial Highlights

Selected Financial Data	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Report of Independent Accountants	52
Consolidated Balance Sheets	53
Consolidated Statements of Operations and Comprehensive Income (Loss)	54
Consolidated Statements off Stockholders' Equity	55
Consolidated Statements of Cash Flows	56
Notes to Consolidated Financial Statements	57

Financial Review

Years Ended December 31 (in thousands, except for per share amounts)	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA					
Net revenue	$ 834,478	$ 745,692	$ 683,668	$ 990,045	$735,692
Income (loss) from operations	(81,966)	(151,967)	(138,199)	119,966	61,947
Income (loss) before income taxes, minority interest and extraordinary item	(91,383)	(97,751)	(130,998)	138,167	82,813
Income (loss) before extraordinary item	(102,381)	(102,721)	(159,901)	36,438	10,639
Extraordinary item, gain on redemption of debt, net of taxes	1,731	—	—	—	—
Net income (loss)	(100,650)	(102,721)	(159,901)	36,438	10,639
Net income (loss) per share, before extraordinary item, basic	$ (0.74)	$ (0.74)	$ (1.15)	$ 0.27	$ 0.08
Net income (loss) per share, before extraordinary item, diluted	$ (0.74)	$ (0.74)	$ (1.15)	$0.26	$ 0.08
Extraordinary item, basic	$ 0.01	$ —	$ —	$ —	$ —
Extraordinary item, diluted	$ 0.01	$ —	$ —	$ —	$ —
Net income (loss) per share, basic	$ (0.73)	$ (0.74)	$ (1.15)	$ 0.27	$ 0.08
Net income (loss) per share, diluted	$ (0.73)	$ (0.74)	$ (1.15)	$ 0.26	$ 0.08
Shares used in per share calculation—basic	137,847	138,072	138,695	133,075	126,662
Shares used in per share calculation—diluted	137,847	138,072	138,695	138,609	132,729
BALANCE SHEET DATA					
Cash and cash equivalents	$ 612,832	$ 275,539	$ 316,784	$ 418,899	$157,031
Working capital	541,753	196,993	285,665	537,056	247,811
Total assets	1,627,132	1,384,848	1,479,394	1,536,721	805,350
Deferred revenue and taxes	294,805	186,129	163,816	205,598	129,557
Long term debt and other liabilities	579,243	396,868	379,267	374,132	2,353
Total equity	444,787	518,651	660,106	722,838	492,501

RESULTS OF OPERATIONS

Years Ended December 31, 2001, 2000 and 1999

The following table sets forth for the periods indicated the percentage of net revenue represented by certain items in our Statements of Operations.

Years Ended December 31	2001	2000	1999
Net revenue:			
Product	67%	68%	69%
Services and support	33	32	31
Total revenue	100	100	100
Cost of net revenue:			
Product	12	15	13
Services and support	7	6	6
Total cost of net revenue	19	21	19
Operating costs and expenses:			
Research and development	18	23	22
Marketing and sales	52	54	54
General and administrative	13	11	12
Provision for doubtful accounts, net	—	2	7
Amortization of intangibles	8	9	9
Acquisition, restructuring and other related costs	—	—	(3)
Total operating costs and expenses	91	99	101
Loss from operations	(10)	(20)	(20)
Interest and other income	3	6	5
Interest expense	(3)	(2)	(3)
Gain (loss) on investments, net	1	4	(1)
Write down of strategic and other investments	(2)	(1)	—
Loss before provision for income taxes, minority interest, and extraordinary item	(11)	(13)	(19)
Provision for income taxes	1	1	4
Net loss before minority interest and extraordinary item	(12)	(14)	(23)
Minority interest in loss of consolidated subsidiary	—	1	—
Net loss before extraordinary item	(12)	(13)	(23)
Extraordinary item, gain on redemption of debt, net of taxes	—	—	—
Net loss	(12)%	(13)%	(23)%

OVERVIEW

We are a leading supplier of network security and network management solutions. We operate through two businesses consisting of our infrastructure business and McAfee.com, our publicly traded subsidiary. Each business operates in one industry: computer security, management, and availability software, hardware and related services for, primarily, consumer, corporate and government users.

Our infrastructure business is operated in six geographic regions: the United States, Europe, Japan, Canada, Asia-Pacific and Latin America. To more effectively market our infrastructure business products in these geographic regions, we have combined complementary products into three product groups: McAfee, Sniffer Technologies and Magic. McAfee.com is an ASP targeted at consumers and small to medium-sized businesses.

PGP Integration and Disposition – In the fourth quarter of 2001, we substantially completed integrating the activities of our PGP product group into our McAfee and Sniffer product groups. In 2001, the PGP product group accounted for approximately 6% of net revenue. We are seeking buyers for the PGP desktop encryption and Gauntlet firewall products. In connection with the PGP integration, we recorded a restructuring charge of approximately $3.8 million during the fourth quarter of 2001, consisting primarily of the costs related to severance packages for 100 affected employees. Related to this integration, we also expect, among other things:

- to record an additional restructuring charge of approximately $5.0 million related to the divestiture of those PGP Security products that were not integrated into our Sniffer and McAfee product groups;*
- expense reductions of up to approximately $50 million in 2002, primarily in the areas of cost of services and support, research and development, marketing and sales and to a lesser extent, general and administrative expenses;* and
- overall revenue to be adversely impacted in at least the near-term due to, among other things, possible uncertainty on the part of those customers purchasing the PGP Security products being sold.*

Change in Distributor Business Model – We market a significant portion of our products to end-users through intermediaries, including distributors. In December 2000, in light of the business decision by some of our distributors, including our largest distributor, to reduce inventory levels, and due to the unpredictability of demand in the distribution channel, we began a transition from a sell-in to a sell-through business model. Commencing January 1, 2001, we moved to the sell-through business model for each distributor. Under this model, we recognize revenue on products sold to distributors when the products are resold by the distributor to their customers.

Results reported for the quarter and year ended December 31, 2000, include a significant reduction to net revenue due to some our distribution partners' business decision to reduce their inventory levels by not replenishing their inventory and requesting returns over and above their contractual rights. Under the terms of their distribution agreements at that time, our distributors had title to, and risk of loss with respect to, the distributor inventory subject to these requested returns. As of December 31, 2000, goods that were held by our distributors and not subject to a returns allowance totaled $10.9 million.

Net Revenue – Net revenue increased 12% to $834.5 million in 2001 from $745.7 million in 2000, including a $15.2 million increase in revenue from McAfee.com. Net revenue increased 9% to $745.7 million in 2000 from $683.7 million in 1999, including a $22.4 million increase in revenue from McAfee.com.

The following table sets forth for the periods indicated, our product revenue and services and support revenue as a percent of net revenue.

Years Ended December 31	2001	2000	1999
Product	67%	68%	69%
Services and support	33	32	31
Net revenue	100%	100%	100%

*This statement and other statements similarly marked are forward-looking statements reflecting current expectations. There can be no assurance that our actual performance will meet current expectations. See "Risk Factors" discussion beginning on page 11 of this document.

The following table sets forth for the periods indicated, each major category of our product revenue as a percent of product revenue.

Years Ended December 31	2001	2000	1999
Subscription licenses	37%	44%	42%
Perpetual licenses	33	23	25
Hardware	16	18	11
Retail	13	13	19
Royalties and other	1	2	3
Product revenue	100%	100%	100%

Product revenue includes revenue from software licenses, hardware, our retail product and royalties. Product revenue increased 10% to $557.0 million in 2001 from $505.9 million in 2000. The increase in product revenue from 2000 to 2001 was attributable to an increase in new customer purchases of our anti-virus suite of products and the successful introduction of several new anti-virus products during the year. Product revenue increased 7% to $505.9 million in 2000 from $474.1 million in 1999. In 1999, product revenue was impacted by our decision to limit distributor orders in an effort to realign channel inventory levels as a result of Year 2000 concerns and increasing sales cycles for our products. The increase in product revenue from 1999 to 2000 is due to an increase in new customer purchases of our anti-virus suite of products and network fault and performance suite of products. In 2000, we also experienced positive results from our organization into separate product groups, with separate sales groups focused on selling their respective products.

We may experience higher overall revenue in the near-term but lower future software license revenue due to increased levels of perpetual licenses.* Sales of perpetual licenses typically result in significantly higher up-front revenue and lower recurring and future revenues as the sales price for related upgrades and updates tends to be significantly lower than that of the initial perpetual license.

The following table sets forth for the periods indicated, each major category of our services and support as a percent of services and support revenue.

Years Ended December 31	2001	2000	1999
Support and maintenance	64%	67%	75%
Consulting	14	14	13
Training	7	8	11
Hosting arrangements	15	11	1
Services and support revenue	100%	100%	100%

Services and support revenues include revenues from software support and maintenance contracts, consulting, training and hosting arrangements. Service revenues increased 16% to $277.4 million in 2001 from $239.8 million in 2000. The increase in services and support revenues from 2000 to 2001 resulted from a $14.8 million increase in hosting *revenue generated by McAfee.com; a $17.1 million increase in maintenance and support revenue, principally due to* the growth of our installed customer base and the resulting renewal of support and maintenance contracts; and an increase of $5.8 million in consulting and training revenue. Service revenues increased 14% to $239.8 million in 2000 from $209.6 million in 1999. The increase in services and support revenues from 1999 to 2000 resulted from a

$23.9 million increase in hosting revenue generated by McAfee.com and a $6.3 million increase in all other categories of service revenues.

Our future profitability and rate of growth, if any, will be directly affected by increased price competition and an increasingly higher revenue base from which to grow. Our growth rate and net revenue depend significantly on renewals of existing orders as well as our ability to respond successfully to the pace of technological change and expand our customer base. If our renewal rate or our pace of new customer acquisition slows, our net revenues and operating results would be adversely affected.

International revenue accounted for approximately 35%, 37% and 40%, of net revenue for 2001, 2000 and 1999, respectively. The decrease in international revenue as a percentage of net revenue from 2000 to 2001 was due to under-performance in sales operations in Europe; the weak economy in Japan; and, changes in sales management in our Asia-Pacific region. The decrease in international net revenue as a percentage of net revenue from 1999 to 2000 was due to under-performance in sales operations and changes in sales management in Europe; the weak economy in Japan; and weakness in the Euro.

We have announced our intentions to increase our international revenues.* Risks inherent in international revenue include the impact of longer payment cycles, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, seasonality due to the slowdown in European business activity during the third quarter, tariffs and other trade barriers, and difficulties staffing and managing foreign operations. These factors may have a material adverse effect on our future international revenue.

Cost of Net Revenue – Cost of net revenue increased 1% to $158.1 million in 2001 from $156.7 million in 2000, including an increase of $4.5 million from McAfee.com. Cost of net revenue increased 20% to $156.7 million in 2000 from $130.8 million in 1999. The cost of net revenue from 2000 to 2001 decreased as a percentage of net revenue from 21% to 19% in 2001. The increase in the cost of net revenue from 1999 to 2000 was primarily due to the increase in net revenue. The cost of net revenue from 2000 to 2001 remained relatively flat due to an increase in the cost of service and support revenue offset by a decrease in cost of product revenue. The cost of net revenue increased as a percentage of net revenue from 19% in 1999 to 21% in 2000.

Our cost of product revenue consists primarily of the cost of media, manuals and packaging for products distributed through traditional channels; royalties; and, with respect to hardware-based anti-virus products and network fault and performance products, computer platforms and other hardware components. Cost of product revenues decreased 10% to $103.1 million in 2001 from $114.4 million in 2000. The decrease from 2000 to 2001 in the cost of product revenue relates to a $10.2 million decrease in materials costs attributable to computer platforms and other hardware product costs; and, $1.4 million in cost savings associated with discontinuing the myCIO.com business unit, offset by an increase in product costs associated with government contracts. Cost of product revenues increased 29% to $114.4 million in 2000 from $88.7 million in 1999. The increase in product cost of revenue from 1999 to 2000 was due to a $27.0 million increase in materials costs attributable to computer platforms and other hardware product costs resulting from an increase in hardware revenue, offset by a decrease in product costs associated with government contracts. As a percentage of net product revenue, cost of product revenue was 19%, 23% and 19% in 2001, 2000 and 1999, respectively.

Due to new hardware-based anti-virus product introductions during the second half of 2001 and anticipated growth in our hardware-based network fault and performance products, we expect that the cost of product revenue will increase in absolute terms and as a percentage of product revenue in future periods.*

Cost of services and support revenue consists principally of salaries and benefits related to employees providing customer support and consulting services. The cost of services and support revenue increased 30% to $55.0 million in 2001 from $42.3 million in 2000. The increase from 2000 to 2001 was due almost exclusively to additional technical support and customer service personnel hired during 2001 to meet our customers' technical support needs. The cost of services and support revenue remained relatively flat at $42.3 million in 2000 and $42.1 million in 1999. Cost of services and support revenue as a percentage of net services and support revenue, was 20%, 18% and 20% in 2001, 2000 and 1999, respectively.

Due to new service introductions during 2001, including anti-virus hosted services, anticipated growth in hosted services by McAfee.com, increased maintenance and support orders and an increase in consulting and training services, we expect that the cost of service revenue will increase in absolute terms and as a percentage of net revenue in future periods.* We expect savings of up to approximately $5.4 million in cost of service and support in 2002 as a result of the PGP integration and disposition.*

We have excluded the effects of stock-based compensation in our discussion of operating costs and expenses below. The size and amount of our stock based charges will vary from period to period based on movements in our stock price, making period to period comparisons difficult and, in some cases, not meaningful. See "Stock-Based Compensation" below.

The following sets forth, for the periods indicated our operating expenses, excluding the effects of stock based compensation (in thousands):

Years Ended December 31	2001	2000	1999
Research and development(1)	$142,097	$171,574	$148,213
Marketing and sales(2)	424,907	396,293	362,924
General and administrative(3)	100,711	82,317	79,860
Provision for doubtful accounts	(1,473)	15,784	44,809
Amortization of intangibles	64,110	66,282	58,400
Acquisition, restructuring and related charges(4)	3,302	—	(18,732)
Total operating costs and expenses, excluding the effects of stock-based compensation	$733,654	$732,250	$675,474

(1) Excludes stock-based compensation charge of $4,604, $1,894 and $4,515 for 2001, 2000 and 1999, respectively.
(2) Excludes stock-based compensation charge of $10,354, $4,570 and $7,162 for 2001, 2000 and 1999, respectively.
(3) Excludes stock-based compensation charge of $9,235, $2,250 and $3,893 for 2001, 2000 and 1999, respectively.
(4) Excludes stock-based compensation charge of $519, $0 and $0 for 2001, 2000 and 1999, respectively.

Research and Development – Research and development expenses consist primarily of salary, benefits, and contractors fees for our development and technical support staff, and other costs associated with the enhancements of existing products and services and development of new products and services. Excluding the effects of stock-based compensation of $4.6 million and $1.9 million in 2001 and 2000, respectively, research and development expenses decreased 17% to $142.1 million in 2001 from $171.6 million in 2000. Of the total decrease, approximately $15.1 million was attributable to the discontinuance of certain previously out-sourced development efforts; $11.2 million was attributable to the conversion of temporary personnel into full-time employees; and the balance was due to overall efficiencies achieved by our research and development group.

Excluding the effects of stock-based compensation of $1.9 million and $4.5 million in 2000 and 1999, respectively, research and development expenses increased 16% to $171.6 million in 2000 from $148.2 million in 1999. Of the increase, approximately $19.0 million was due to the increase in out-sourced development efforts and the balance was due to an increase in the number of permanent and temporary personnel to support growth in our product and service offerings.

As a percentage of net revenue, research and development expenses were 18%, 23% and 22% in 2001, 2000 and 1999, respectively. Excluding stock-based compensation charges, as a percentage of net revenue, research and development expenses were 17%, 23% and 22% in 2001, 2000 and 1999, respectively. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase in future periods. We anticipate that research and development expenses will continue to increase in absolute dollars, but will continue to fluctuate as a percent of net revenue.* We expect savings of up to approximately $19.4 million in research and development expenses in 2002 as a result the PGP integration and disposition.* Excluding stock-based compensation charges, we expect research and development expenses in 2002 to range between 15% and 17% of net revenue.*

Marketing and Sales – Marketing and sales expenses consist primarily of salary, commissions and benefits for marketing and sales personnel and costs associated with advertising and promotions. Excluding the effects of stock-based compensation of $10.4 million and $4.6 million in 2001 and 2000, respectively, marketing and sales expenses increased 7% to $424.9 million in 2001 from $396.3 million in 2000. Of the total increase, approximately $17.3 million was due to an increase in commission expense associated with increases in our revenues. The balance of the increase was due to additional salary and other personnel costs associated with additional international marketing and sales personnel hired during 2001.

Excluding the effects of stock-based compensation of $4.6 million and $7.2 million in 2000 and 1999, respectively, marketing and sales expenses increased 9% to $396.3 million from $362.9 million in 1999. Approximately $20.9 million of this increase relates to the use of out-sourced marketing and other professional services related to additional marketing and sales activities associated with advertising and promotions for McAfee.com. The balance of the increase is related to hiring and training of our enterprise level sales force.

As a percentage of net revenue, marketing and sales expense was 52%, 54% and 54% in 2001, 2000 and 1999, respectively. Excluding stock-based compensation charges, as a percentage of net revenue, marketing and sales expense was 51%, 53% and 53% in 2001, 2000 and 1999, respectively. We anticipate that marketing and sales expenses will continue to increase in absolute dollars, but will continue to fluctuate as a percentage of net revenue.* We expect savings of up to approximately $24.3 million in marketing and sales expenses in 2002 as a result of the PGP integration and disposition.* Excluding stock-based compensation charges, we expect marketing and sales expenses in 2002 to range between 45% and 50% of net revenue.*

General and Administrative – General and administrative expenses consist principally of salary and benefit costs for executive and administrative personnel, professional services and other general corporate activities. Excluding the effect of stock-based compensation of $9.2 million and $2.3 million for 2001 and 2000, respectively, general and administrative expenses increased 22% to $100.7 million in 2001 from $82.3 million in 2000. Of the total increase, approximately $9.9 million related to an increase in legal fees and litigation related charges and approximately $2.2 million related to severance for our former executives. The balance of the increase was related to an increase in personnel and recruiting services costs associated with hiring our chief executive officer, chief financial officer, international executives and additional finance, accounting, and administrative personnel.

Excluding the effects of stock-based compensation of $2.3 million and $3.9 million in 2000 and 1999, respectively, general and administrative expenses increased 3% to $82.3 million in 2000 from $79.9 million in 1999. The increase in general and administrative expenses from 1999 to 2000 was related almost exclusively to the increase in the charges related to the expansion of our worldwide information technology infrastructure.

As a percentage of net revenues, general and administrative expenses were 13%, 11% and 12% in 2001, 2000 and 1999, respectively. Excluding stock-based compensation charges, as a percentage of net revenue, general and administrative expenses, were 12%, 11% and 12% in 2001, 2000 and 1999, respectively. We expect our general and administrative expenses to increase in absolute dollars as we continue to expand our staff and incur additional infrastructure and other costs to support the anticipated growth of our business.* We expect savings of up to approximately $1.2 million in general and administrative expenses in 2002 as a result the PGP integration and disposition.* Excluding stock-based compensation charges, we expect general and administrative expenses in 2002 to range between 9% and 11% of net revenue.*

Provision for Doubtful Accounts, Net – Provision for doubtful accounts consists of our estimates for the uncollectability of receivables, net of recoveries of amounts previously written off. The provision for doubtful accounts became a net recovery of $1.5 million in 2001 from a provision of $15.8 million in 2000. Of this change, approximately $11.4 million related to previously reserved receivables from two distributors who were undergoing restructurings of their business operations and experiencing cash flow difficulties at the end of 2000. The balance is due to improved quality in our overall receivables. The provision for doubtful accounts decreased by 65% to $15.8 million in 2000 from $44.8 million in 1999. In 1999, one of our largest European distributors entered bankruptcy requiring us to record a related provision of approximately $28.7 million. Also in 1999, Pinacor, a U.S. distributor, entered bankruptcy requiring us to record a related accounts receivable write-off of approximately $6.0 million.

Amortization of Intangibles – We expensed $64.1 million, $66.3 million and $58.4 million of amortization related to intangibles in 2001, 2000 and 1999, respectively. Intangibles consist of purchased goodwill, purchased technology and other identifiable intangible assets. The decrease in amortization in 2001 was a result of certain purchased technology and other intangible assets being fully amortized during 2001, decreasing the annual amortization by $4.2 million, partially offset by an increase in amortization amounting to $2.0 million in trademarks and patents acquired during 2001. The increase in amortization in 2000 resulted from a $3.6 million impairment charge recognized by McAfee.com (described below), an increase of $3.3 million of amortization for the additions to goodwill related to McAfee.com's acquisitions during 2000, a $1.3 million increase in amortization expense associated with additions to patents and trademarks, offset by a slight decrease of $0.3 million related to certain other intangible assets being fully amortized during 2000. During 2000, McAfee.com performed a review of the carrying value of the goodwill associated with one of its acquisitions and recognized an impairment charge of $3.6 million. McAfee.com determined that certain storage technology purchased as part of the original acquisition was not able to be incorporated into future products. Accordingly, the full carrying value of the unamortized goodwill and purchased technology was written off.

Acquisition, Restructuring and Other Related Costs – Acquisition accruals were established in 1997 and 1998 in connection with various pooling of interest transactions. In the quarters ended June 30, 1999 and September 30, 1999, we reassessed these estimated accruals and concluded that no additional costs were to be incurred related to these pooling transactions. As such, in 1999 the unused acquisition accruals of $18.7 million were released back into acquisition, restructuring and other related costs.

In connection with the PGP integration and planned disposition, we recorded a restructuring charge of approximately $3.8 million during the fourth quarter of 2001. The restructuring charge consists of the costs related to severance packages for 100 affected employees.

The following table sets forth our restructuring accrual established in 2001, and the activity against the accrual during 2001 (in thousands):

	Direct Transaction Costs	Severance & Benefits	Non-cash Stock Based Compensation Charge	Total
Balance, October 9, 2001	$ 116	$ 3,186	$ 519	$ 3,821
Paid out/non-cash	(116)	(3,186)	(519)	(3,821)
Balance, December 31, 2001	$ —	$ —	$ —	$ —

Severance and benefits and direct transaction costs were paid in cash during 2001. In the first quarter of 2002, we anticipate incurring an additional $5.0 million of restructuring costs related to the planned PGP disposition.*

Interest and Other Income – Interest and miscellaneous income decreased to $28.6 million in 2001 from $42.0 million in 2000 and $30.7 million in 1999. Interest and other income decreased from 2000 to 2001 due to lower interest income from our marketable securities due to lower average cash balances and yields. Interest and other income increased from 1999 to 2000, due to an increase in higher average cash balances invested at slightly higher interest rates.

Interest Expense – Interest and other expense increased to $24.7 million in 2001 from $18.2 million in 2000 and from $17.3 million in 1999. Interest expense increased during 2001 due to the issuance in August 2001 of our 5.25% convertible subordinated notes due 2006.

Gain (Loss) on Investments – In 2001, we recognized a $7.3 million gain on the sale of equity and debt securities. In 2000, we recognized a net gain of $28.5 million on the sale of our venture and strategic investments and a gain of $11.9 million on the sale of shares of Network Associates Company Limited (Japan). In 1999, we recognized a loss of $6.1 million on our equity and debt securities, including a loss of $2.5 million on the liquidation of our DirectWeb investment, a related party.

Write Down of Strategic and Other Investments – For 2001 and 2000, we recorded an impairment charge of $20.6 million and $10.0 million, respectively, related to an other than temporary decline in the value of some of our venture and strategic investments. As of December 31, 2001, the minority venture investments we continue to hold totaled $2.4 million at estimated fair value, consisting of investments in public and private companies, amounting to $2.2 million and $200,000, respectively.

Provision for Income Taxes – Our provision for income taxes was $11.4 million, $9.9 million and $29.2 million in 2001, 2000 and 1999, respectively. Our effective tax rate for 2001, 2000 and 1999 was 13%, 10% and 22%, respectively. The increase in the effective tax rate from 2000 to 2001 was attributable to taxes on earnings from our foreign subsidiaries. The effective tax rate was higher in 1999 compared to 2000 due to an increase in non-deductible acquisition related expenses and an increase in taxes on earnings from our foreign subsidiaries.

The valuation allowance for our deferred tax assets increased from 2000 to 2001, as well as, from 1999 to 2000. The increase in the valuation allowance was due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire.

Extraordinary Gain – In 2001, we redeemed a portion of our zero coupon convertible subordinated debentures due 2018 for approximately $173.7 million. The aggregate accreted value of the debentures was $179.7 million, which resulted in an extraordinary gain of $1.7 million, net of $1.2 million in taxes.

STOCK-BASED COMPENSATION

We expensed $24.7 million, $8.7 million and $15.6 million in 2001, 2000 and 1999, respectively. Stock-based compensation charges relate to the repricing of employee stock options and the issuance of McAfee.com stock options to our executives and employees, as well as non-recurring stock compensation charges primarily related to executive compensation. We do not expect to incur charges related to these McAfee.com option grants in the future.* However, we do expect significant stock-based compensation charges related to repriced employee stock options.*

Our stock based compensation charges are made up of the following for the years presented (in thousands):

Years Ended December 31	2001	2000	1999
Repriced options	$17,396	$8,714	$ 8,834
McAfee.com options and shares issued to Network Associates personnel	—	—	6,736
Warrants to outside consultants	1,049	—	—
Former executives	2,668	—	—
New executives	3,080	—	—
PGP restructuring	519	—	—
Total stock-based compensation	$24,712	$8,714	$15,570

Repriced Options – On April 22, 1999, we offered to substantially all of our employees, excluding executive officers, the right to cancel certain outstanding stock options and receive new options with an exercise price of $11.063, the then current fair market value of the stock. Options to purchase a total of 10.3 million shares were cancelled and the same number of new options were granted. These new options vest at the same rate that they would have vested under previous option plans and are subject to variable accounting. Accordingly, we have and will continue to remeasure compensation cost for these repriced options until these options are exercised, cancelled, or forfeited without replacement. The first valuation period began July 1, 2000.

Subsequent to April 22, 1999, some employees, who received repriced options became employees of McAfee.com. In connection with this transfer their repriced options were canceled and replaced with options for McAfee.com stock. Variable plan accounting as described above, also applies to these replacement options and we will record variable charges based on the movements in the fair value of McAfee.com common stock from July 1, 2000.

The amount of stock-based compensation recorded was and will be based on any excess of the closing stock price at the end of the reporting period or date of exercise, forfeiture or cancellation without replacement, if earlier, over the fair value of our and McAfee.com's common stock on July 1, 2000, which was $20.375 and $26.063, respectively. The resulting compensation charge to earnings will be recorded over the remaining vesting period, using the accelerated method of amortization discussed in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." When options are fully vested, the charge will be recorded to earnings immediately. At December 31, 2001, these Network Associates and McAfee.com options are substantially fully vested. Depending upon movements in the market value of our and McAfee.com's common stock, this accounting treatment may result in additional stock-based compensation charges in future periods.

During 2001 and 2000, we incurred charges to earnings of approximately $15.6 million and $2.0 million related to options subject to variable plan accounting. For 2001 and 2000, our stock compensation charges related to options subject to variable plan accounting were based on a year end per share price of our stock of $25.85 and $4.19, respectively, and a per share price of McAfee.com stock of $33.91 and $5.00, respectively. As of December 31, 2001, we and McAfee.com had options to purchase 2.2 million shares and 0.2 million shares, respectively, which were outstanding and subject to variable plan accounting.

We also incurred an initial stock-based compensation charge in connection with the initial issuance of the repriced options. This charge was calculated based on the difference between the exercise price of the new options and their market value on the date of acceptance by employees. Approximately $1.8 million, $6.7 million and $8.8 million was expensed during 2001, 2000 and 1999, respectively.

McAfee.com Options and Shares Issued to Network Associates Personnel – During 1999, McAfee.com granted 1.7 million options to purchase shares of its Class A common stock and issued 379,000 shares of its Class A common stock to executives and employees of Network Associates. In connection with these grants, McAfee.com recorded a stock based compensation charge of $6.7 million.

Warrants to Outside Consultants – In January 2001, upon completion of the search for our chief executive officer, we issued warrants to a retained executive search firm for services performed. The warrants, if exercised, can be exchanged for 166,667 shares of our common stock. The weighted-average exercise price of the underlying shares is $2.97 per share. The warrants are immediately exercisable and expire in January 2004. The combined fair value of the warrants was determined to be approximately $530,000. The fair market value of the warrants was included as stock compensation during 2001 and included in general and administrative expenses in the accompanying statement of operations.

In April 2001, upon completion of the search for our chief financial officer, we issued warrants to a retained executive search firm for services performed. The warrants, if exercised, can be exchanged for 66,667 shares of our common stock. The weighted-average exercise price of the underlying shares is $4.50 per share. The warrants are immediately exercisable and expire in April 2004. The combined fair value of the warrants was determined to be approximately $280,000. The fair market value of the warrants was included as a stock compensation charge during 2001 and included in general and administrative expenses in the accompanying statement of operations.

In November 2001, upon completion of the search for two executives for international operations, we issued warrants to a retained executive search firm for services performed. The warrants, if exercised, can be exchanged for 20,833 shares of our common stock. The weighted-average exercise price of the underlying shares is $19.64 per share. The warrants are immediately exercisable and expire in 2004. The combined fair value of the warrants was determined to be approximately $239,000. The fair market value of the warrants was included as a stock compensation charge during 2001 and included in general and administrative expenses in the accompanying statement of operations.

Former Executives – In January 2001, our board of directors appointed George Samenuk as our chief executive officer and president. Effective January 2001, William Larson, former chief executive officer, Prabhat Goyal, former chief financial officer, and Peter Watkins, former president and chief operating officer, became special advisors. Options held by Mr. Larson, Mr. Goyal and Mr. Watkins continued to vest during 2001 while they each served during their one-year terms as special advisors. As a result, we recorded a one-time stock compensation charge of approximately $603,000 during 2001.

In December 2001, we terminated the employment of three executives. Upon termination, the options held by these executives were modified. As a result, we recorded a one-time stock compensation charge of $2.1 million during 2001.

New Executives – On January 3, 2001, we entered into an employment agreement with George Samenuk to become our chief executive officer. In accordance with the terms of the agreement, we issued 400,000 shares of restricted stock to Mr. Samenuk. The price of the underlying shares is $0.01 per share. The shares will vest and our right to repurchase such shares will lapse as follows: 12.5% on the first four quarterly anniversaries of Mr. Samenuk's employment with us with the remaining 50% on the second year anniversary of Mr. Samenuk's employment with us. The fair value of the restricted stock was determined to be approximately $1.7 million and was estimated based on the difference between the exercise price of the restricted stock and the fair market value of our common stock on Mr. Samenuk's employment commencement date. During 2001, we recorded approximately $836,000 related to stock compensation associated with Mr. Samenuk's restricted stock.

On April 3, 2001, we entered into an employment agreement with Stephen C. Richards to become executive vice president and chief financial officer. In accordance with the terms of the agreement, we issued 50,000 shares of stock to Mr. Richards for $0.01 per share. During 2001, we recorded approximately $350,000 related to stock compensation associated with Mr. Richards' stock.

On October 30, 2001, we entered into an employment agreement with Arthur R. Matin to become executive the president of our McAfee product group. In accordance with the terms of the agreement, we issued 100,000 shares of restricted stock to Mr. Matin for $0.01 per share. During 2001, we recorded approximately $1.9 million related to stock compensation associated with Mr. Matin's stock.

PGP Restructuring – In connection with the integration of the PGP product group, we accelerated the vesting of 45,600 options held by the 100 employees terminated during 2001. As a result of this modification, we recorded a stock based compensation charge of $519,000 with restructuring expense in our statement of operations. The charge was calculated based on the intrinsic value of the modified options on the date the acceleration was approved by our board of directors.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are as follows:

- revenue recognition;
- estimating valuation allowances and accrued liabilities, specifically sales returns and other allowances, the allowance for doubtful accounts, and assessment of the probability of the outcome of our current litigation;
- accounting for income taxes;
- valuation of long-lived and intangible assets and goodwill; and
- determining functional currencies for the purposes of consolidating our international operations.

Revenue Recognition – We derive our revenue from primarily two sources (i) product revenue, which includes software license, hardware and royalty revenue, and (ii) services and support revenue which includes software license maintenance, training, consulting and hosting arrangements revenue. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We license our software products on a one and two-year time basis or on a perpetual basis. Our two-year time-based licenses include the first year of maintenance and support. Our hosting arrangements require customers to pay a fixed fee and receive service over a period of time, generally one or two years. Customers do not pay any set up fee.

We apply the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is not incidental, we do not bifurcate the fee and we do not apply separate accounting guidance to the hardware and software elements. For hardware transactions where no software is involved we apply the provisions of Staff Accounting Bulletin 101 "Revenue Recognition." In addition, we apply the provisions of Emerging Issues Task Force Issue No. 00-03 "Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware" to our hosted software service transactions.

We recognize revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Delivery generally occurs when product is delivered to a common carrier.

At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from invoice date, we account for the fee as not being fixed and determinable. In these cases, we recognize revenue as the fees become due.

We assess collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

For all sales, except those completed over the Internet, we use either a binding purchase order or signed license agreement as evidence of an arrangement. For sales over the Internet, we use a credit card authorization as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

For arrangements with multiple obligations (for example, undelivered maintenance and support), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements, which is specific to Network Associates. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Fair values for the ongoing maintenance and support obligations for both our two year time based licenses and perpetual licenses are based upon separate sales of renewals to other customers or upon renewal rates quoted in the contracts. Fair value of services, such as training or consulting, is based upon separate sales by us of these services to other customers.

Our arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

We recognize revenue for maintenance services ratably over the contract term. Our training and consulting services are billed based on hourly rates, and we generally recognize revenue as these services are performed. However, at the time of entering into a transaction, we assess whether or not any services included within the arrangement require us to perform significant work either to alter the underlying software or to build additional complex interfaces so that the software performs as the customer requests. If these services are included as part of an arrangement, we recognize the entire fee using the percentage of completion method. We estimate the percentage of completion based on our estimate of the total costs estimated to complete the project as a percentage of the costs incurred to date and the estimated costs to complete.

Sales Returns and Other Allowances, Allowance for Doubtful Accounts and Litigation – The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. The provision for sales returns and other allowances amounted to $125.9 million in 2001. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $136.4 million, net of allowance for doubtful accounts of $8.4 million as of December 31, 2001.

Management's current estimated range of liability related to some of the pending litigation is based on claims for which our management can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those claims, where there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

Accounting for Income Taxes – As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $135.6 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

The net deferred tax asset as of December 31, 2001 was $200.1 million, net of a valuation allowance of $135.6 million.

Valuation of Long-lived and Intangible Assets and Goodwill – We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Net intangible assets, long-lived assets, and goodwill amounted to $185.1 million as of December 31, 2001.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $156.9 million of goodwill. We had recorded approximately $51.1 million of amortization on these amounts during 2001 and would have recorded approximately $55.1 million of amortization during 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first quarter of 2002.

We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.*

Determining Functional Currencies for the Purpose of Consolidation – We have several foreign subsidiaries which together account for approximately 35% of our net revenues, 12% of our assets and 12% of our total liabilities as of December 31, 2001.

In preparing our consolidated financial statements, we are required to translate the financial statements of the foreign subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars. This process results in exchange gains and losses which, under the relevant accounting guidance are either included within the statement of operations or as a separate part of our net equity under the caption "cumulative translation adjustment."

Under the relevant accounting guidance the treatment of these translation gains or losses is dependent upon our management's determination of the functional currency of each subsidiary. The functional currency is determined based on management judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. If we dispose of any of our subsidiaries, any cumulative translation gains or losses would be realized into our statement of operations. If we determine that there has been a change in the functional currency of a subsidiary to the United States dollar, any translation gains or losses arising after the date of change would be included within our statement of operations.

Based on our assessment of the factors discussed above, we consider the relevant subsidiary's local currency to be the functional currency for each of our international subsidiaries. Accordingly we had cumulative translation losses of approximately $35.1 million and $34.1 million which were included as part of accumulated other comprehensive loss within our balance sheet at December 31, 2001 and 2000, respectively. During 2001, 2000 and 1999, translation adjustments of $1.0 million, $24.0 million and $6.8 million, respectively, were included under accumulated other comprehensive loss. Had we determined that the functional currency of our subsidiaries was the United States dollar, these losses would have increased our loss for each of the years presented.

The magnitude of these gains or losses is dependent upon movements in the exchange rates of the foreign currencies in which we transact business against the United States dollar. These currencies include the Japanese Yen, the Euro, the United Kingdom Pound Sterling and Australian and Canadian dollars. Any future translation gains or losses could be significantly higher than those noted in each of these years. In addition, if determine that a change in the functional currency of one of our subsidiaries has occurred at any point in time we would be required to include any translation gains or losses from the date of change in our statement of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2000, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement, and income statement classification for sales incentives that a vendor voluntarily offers to customers (without charge), which the customer can use in, or exercise as a result of, a single exchange transaction. Sales incentives that fall within the scope of EITF Issue No. 00-14 include offers that a customer can use to receive a reduction in the price of a product or service at the point of sale. The EITF agreed to change the transition date for Issue 00-14, dictating that a company should apply this consensus no later than the company's annual or interim financial statements for the periods beginning after December 15, 2001. In June 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," effective for periods beginning after December 15, 2001. EITF Issue No. 00-25 addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue when recognized in the vendor's statement of operations or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor's statement of operations. Upon application of these EITFs, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the income statement display requirements under these Issues. In September of 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products", which is a codification of EITF Issues No. 00-14, No. 00-25 and No. 00-22 "Accounting for 'Points' and Certain Other Time- or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." We are currently assessing the impact of the adoption of these issues on our financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We believe that the adoption of SFAS No. 141 will not have a significant impact on our financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Upon adoption of SFAS 142 we will cease to amortize approximately $156.9 million of goodwill, we had recorded approximately $51.1 million of amortization on these amounts during 2001 and would have recorded approximately $55.1 million of amortization during 2002. In addition we will be required to perform an impairment review of our goodwill balance upon the initial adoption of SFAS No. 142. The impairment review will involve a two-step process as follows:

- Step 1—We will compare the fair value of our reporting units to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, we will move on to step 2. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.
- Step 2—We will perform an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit's goodwill. We will then compare the implied fair value of the reporting unit's goodwill with the carrying amount of reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

We expect to complete this review during the first quarter of 2002. We do not expect to record an impairment charge upon completion of the initial review. However, there can be no assurance that at the time the review is completed a material impairment charge may not be recorded.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We are currently assessing the impact of SFAS No. 144 on our financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, we had $612.8 million in cash and cash equivalents and $330.1 million in marketable securities, for a combined total of $942.9 million.

Net cash provided by (used in) operating activities was $145.7 million, $26.7 million and $(18.1) million in 2001, 2000 and 1999, respectively.

Net cash provided by operating activities in 2001 resulted primarily from net income before non-cash charges and minority interest. Non-cash charges include depreciation, amortization, provision for doubtful accounts, interest on our zero coupon convertible debentures, stock-based compensation charges, write-down of our strategic investments, net gains on investments and extraordinary items. After excluding the effects of non-cash charges, our net income was approximately $66.5 million during 2001. Additional cash was generated from an increase of $96.4 million in our deferred revenue balance which results from deferral, in accordance with our revenue recognition policy, of a portion of fees received from our customers. This increase was partially offset by an increase in our other net working capital balances, primarily an increase in our accounts receivable of $18.9 million in 2001 offset by an increase in our accounts payable and accrued liabilities balance of $12.5 million.

Net cash provided by operating activities in 2000 resulted primarily from increases in our deferred revenue resulting from the deferral of a portion of fees received from our customers in our sales arrangements. Before non-cash charges, our net loss was $1.6 million during 2000.

Net cash used in operating activities in 1999 resulted primarily from decrease in deferred revenue and changes in deferred tax assets which was partly offset by a decrease in our other net working capital generated by a combined reduction of accounts receivable and increase in accounts payable. Before non-cash charges, our cash basis net loss was $5.1 million during 2000.

Our accounts receivable balance as a percentage of sales may increase due to our increased emphasis on large accounts and expanding international sales, both of which typically have longer payment terms. Additionally, our receivable collection has become more dependent on the longer payment cycle for VARs, distributors and system integrators. To address this increase in accounts receivable and to improve cash flow, we may from time to time take actions to encourage earlier payment of receivables or sell receivables. During 1999, 2000 and 2001, we sold receivables aggregating approximately $48 million, $12.7 million and zero, respectively. These receivables were sold at a customary discount of up to 3.5% of face amount without recourse to us. The discounts were recorded as an operating expense. As of December 31, 1999 and 2000, no receivables sold in 1999 and 2000, as applicable, remained outstanding. To the extent that our accounts receivable balance increases, we will be subject to greater credit risk with respect thereto.

Net cash provided by (used in) investing activities was $20.8 million, $10.4 million and $(173.8) million in 2001, 2000 and 1999, respectively, primarily reflecting transactions in marketable securities and additions to fixed assets. In 2001, the activity in the portfolio of our investment in marketable securities generated net cash proceeds of $76.1 million. This proceeds were offset by our purchase of shares of our Japanese subsidiary owned by minority stockholders for $10.6 million and by our purchases of fixed assets and technologies totaling $43.7 million. In 2000, we obtained cash proceeds of $36.8 million and $11.9 million from the sale of our shares in Goto.com and the sale of less than 5% of our shares in our Japanese subsidiary, respectively. Our disbursements related to purchases of fixed assets, technologies and other investments for a total of $88.1 million were partly offset by net cash proceeds of $51.9 million from the activity in our investment portfolio.

Net cash provided by financing activities in 2001 amounted to $158.9 million, primarily consisting of issuance of convertible notes for $335.1 million, as well as issuance of common stock under our stock option plan and employee stock purchase plan for $51.1 million. In addition, as described below, we settled all outstanding put options for a payment of approximately $53.8 million in February 2001. These proceeds were offset by our repurchase of zero coupon convertible debentures for $173.7 million. Net cash used in financing activities was $39.4 million in 2000 consisting primarily of the repurchase of our common stock which represented approximately $100.4 million. The repurchases of our common stock were slightly offset by proceeds associated with the exercise of our stock options and employee stock purchase plan including the sale of put options, for a total of $60.4 million. Net cash provided by financing activities was $96.6 million in 1999 consisting primarily of the proceeds from McAfee.com's initial public offering for $78.9 million as well as proceeds associated with the exercise of our stock options and sale of put options, for a total of $33.2 million. These proceeds were offset by the disbursements we made to purchase back some of our common stock and repay notes payable.

During 2001, a significant portion of our cash inflows were generated by our operations. Because our operating results may fluctuate significantly, as a result of decrease in customer demand or decrease in the acceptance of our future products, our ability to generate positive cash flow from operations may be jeopardized.

Future payments due under debt and lease obligations as of December 31 (in thousands):

	Zero Coupon Convertible Debentures due 2018(1)	5.25% Convertible Subordinated Notes due 2006(2)	Non Cancelable Operating Leases	Total
2002	$ —	$ —	$ 20,550	$ 20,550
2003	246,501	—	14,924	261,425
2004	—	—	12,673	12,673
2005	—	—	11,802	11,802
2006	—	345,000	10,296	355,296
2007 and thereafter	—	—	61,606	61,606
	$246,501	$345,000	$131,851	$723,352

(1) As discussed below, in February 2003, we may be required to use a significant portion of our cash balance to redeem our outstanding zero coupon debentures. The redemption value corresponds to the aggregate face value outstanding of $498.5 million less the related unamortized discount of $252.0 million on February 13, 2003.

(2) In 2002, 2003, 2004, 2005 and 2006, we will make interest payments of $18.1 million.

We believe that our available cash and anticipated cash flow from operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.*

CONVERTIBLE DEBT

On February 13, 1998, we issued zero coupon convertible subordinated debentures due 2018, which have an aggregate face amount at maturity of $885.5 million and generated net proceeds to us of approximately $337.6 million (after deducting fees and expenses). The initial price for the debentures was $391.06 per $1,000 of principal amount at maturity. At the option of the holder, we are required to redeem the debentures as of February 13, 2003, February 13, 2008 and February 13, 2013 at purchase prices equal to the initial issue price plus the accretion of the discount on the debentures to such dates (or $494.52, $625.35 and $790.79 per $1,000 of principal amount at maturity, respectively). In the case of such a required redemption, at our option, we may pay the aggregate redemption price in cash, shares of our common stock or a combination of cash and common stock. The number of shares of common stock so issued by us would be based on the fair value of our common stock at the time of any required redemption. On the same dates and at the same redemption prices, we may at our option redeem the outstanding debentures for cash. The debentures may also be redeemed at the option of the holder if there is a Fundamental Change (as defined in the related indenture) at a price equal to the issue price plus the accretion of the discount on the debenture to the date of redemption, subject to adjustment. The accretion of the discount on the debentures is calculated using the effective interest method.

During 2001, we redeemed zero coupon convertible subordinated debentures, which had an aggregate face amount at maturity of $387.0 million, at a net price of $173.7 million, which was financed from the Company's investment portfolio. In connection with the redemption, we recognized an extraordinary gain of approximately $1.7 million, net of approximately $1.2 million in taxes. If and when appropriate opportunities present themselves, we may use a portion of our cash balances to buy back additional amounts of our zero coupon convertible subordinated debentures.*

As of December 31, 2001, our aggregate cash, cash equivalents and marketable securities were approximately $943.0 million, including $102.5 million held by McAfee.com. Assuming that as of February 13, 2003 all currently outstanding zero coupon convertible subordinated debentures are redeemed, the aggregate redemption price would equal approximately $246.5 million.

On August 17, 2001, we issued 5.25% convertible subordinated notes due 2006 with an aggregate principal amount of $345.0 million. The issuance generated net proceeds to us of approximately $335.1 million (after deducting fees and expenses). The notes mature on August 15, 2006, unless earlier redeemed by us at our option or converted at the holder's option. Interest is payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing February 15, 2002. At the option of the holder, the notes may be converted into our common stock at any time, unless previously redeemed, at a conversion price of $18.07 per share. We may redeem all or a portion of the notes for cash at any time on or after August 20, 2004 at a redemption price of 101.3125% of the principal amount between August 20, 2004 and August 14, 2005 and 100.0% of the principal amount after August 14, 2005. The notes are unsecured and are subordinated to all of our existing and future Senior Indebtedness (as defined in the related Indenture) and are pari passu with respect to the zero coupon subordinated debentures due 2018.

DERIVATIVES

We conduct our operations globally. Consequently the results of our operations are exposed to movements in foreign currency exchange rates. We enter into forward exchange contracts to reduce exposures associated with nonfunctional currency accounts receivable and accounts payable denominated in Euros, Canadian and Australian dollars and several European currencies. The forward contracts range from one to three months in original maturity. In general, we do not hedge anticipated foreign currency cash flows nor do we enter into forward contracts for trading purposes. We do not use any derivatives for trading or speculative purposes.

The forward contracts do not qualify for hedge accounting and accordingly are marked to market at the end of each reporting period with any unrealized gain or loss being recognized in the statement of operations.

The forward contracts outstanding and their fair values are presented below as of December 31 (in thousands):

	Fair Value	Carrying Value
2001		
Australian Dollar	$ 5	$ 5
Canadian Dollar	7	7
Other European Currencies	90	90
	$102	$102
2000		
Australian Dollar	$ (8)	$ (8)
Canadian Dollar	27	27
Euro	(50)	(50)
Other European Currencies	(1)	(1)
	$(32)	$(32)

The carrying value is based on the fair value of the underlying contracts based on quoted market values.

Net realized gains and losses arising from settlement of our forward foreign exchange contracts were not significant in 2001, 2000, and 1999.

STOCK REPURCHASE PROGRAM

In May 1999, our board of directors authorized the repurchase of up to $100.0 million of our common stock in the open market. In July 2000, our board of directors authorized the repurchase of up to an additional $50.0 million of common stock in the open market. Through December 31, 2000, we repurchased 5.0 million shares of our common stock bringing total cash outlay to date to approximately $112.9 million. The timing and size of any future stock repurchases are subject to market conditions, stock prices, cash position and other cash requirements. Such repurchases are intended to cover our issuances under the Employee Stock Purchase Plan (ESPP), the 1997 Plan, and issuances related to potential mergers and acquisitions.

On August 2, 1999, February 16, 2000 and May 31, 2000, we sold "European style" put options for 3.0 million shares of our common stock as part of our stock repurchase plan. On August 3, 2000, put options sold on August 2, 1999 for 1.0 million shares were exercised in our stock. In February 2001, we settled the remaining put options, which resulted in the purchase of 2.0 million shares of our stock for approximately $53.8 million. We do not currently expect to make any further repurchases of our common stock under this stock repurchase program.*

EURO

On January 1, 1999, the "Euro" was introduced. On that day, the exchange ratios of the currencies of the eleven countries participating in the first phase of the European Economic and Monetary Union were fixed. The Euro became a currency in its own right and the currencies of the participating countries, while continuing to exist for a three-year transition period, are now fixed denominations of the Euro. The conversion to the Euro will have significant effects on the foreign exchange markets and bond markets and is requiring significant changes in the operations and systems within the European banking industry. Our information system is designed to accommodate multi-currency environments. As a result, we have the flexibility to transact business with vendors and customers in either Euro or traditional national currency units.

FINANCIAL RISK MANAGEMENT

The following discussion about our risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our primary exposures related to non U.S. dollar-denominated sales and operating expenses in Japan, Canada, Australia, Europe, Latin America, and Asia. At the present time, we hedge only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and do not generally hedge anticipated foreign currency cash flows. Our hedging activity is intended to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities. The success of this activity depends upon estimates of transaction activity denominated in various currencies, primarily the Japanese Yen, Canadian dollar, Australian dollar, the Euro and certain European currencies. To the extent that these estimates are overstated or understated during periods of currency volatility, we could experience unanticipated currency gains or losses.

We maintain investment portfolio holdings of various issuers, types and maturities. These securities are classified as available-for-sale, and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss). These securities are not leveraged and are held for purposes other than trading.

We also maintain minority investments in private and publicly traded companies. These investments are reviewed for other than temporary declines in value on a quarterly basis. Reasons for other than temporary declines in value include whether the related company would have insufficient cash flow to operate for the next twelve months, significant changes in the operating performance or operating model and changes in market conditions. As of December 31, 2001, the minority venture investments we continue to hold totaled $2.4 million at estimated fair value. The $2.4 million in minority venture investments include investments in public and private companies, amounting to $2.2 million and $200,000, respectively. During 2001, we recorded a $20.6 million impairment charge in connection with these investments.

The following tables present the hypothetical changes in fair values in the securities held at December 31, 2001 that are sensitive to the changes in interest rates. The modeling technique used measures the change in fair values arising from hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), 100 BPS and 150 BPS over six and twelve-month time horizons. Beginning fair values represent the market principal plus accrued interest and dividends at December 31, 2001. Ending fair values are the market principal plus accrued interest, dividends and reinvestment income at six and twelve month time horizons.

The following table estimates the fair value of the portfolio at a six-month time horizon (in millions):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rate	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
ISSUER							
U.S. Government notes and bonds	$215.55	$214.69	$213.79	$212.90	$211.99	$211.08	$210.18
Municipal notes and bonds	12.21	12.21	12.21	12.21	12.21	12.21	12.21
Corporate notes, bonds and preferreds	607.47	607.16	606.79	606.43	605.67	605.67	605.71
Total	$835.23	$834.06	$832.79	$831.54	$829.87	$828.96	$828.10

The following table estimates the fair value of the portfolio at a twelve-month time horizon (in millions):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rate	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
ISSUER							
U.S. Government notes and bonds	$218.11	$217.50	$216.86	$216.21	$215.56	$214.91	$214.25
Municipal notes and bonds	12.28	12.29	12.30	12.30	12.31	12.31	12.32
Corporate notes, bonds and preferreds	608.52	608.34	608.11	607.88	607.38	607.42	607.45
Total	$838.91	$838.13	$837.27	$836.39	$835.25	$834.64	$834.02

QUARTERLY OPERATING RESULTS (UNAUDITED)

Three Months Ended (in thousands, except per share data)	Dec. 31, 2001	Sep. 30, 2001	Jun. 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sep. 30, 2000	Jun. 30, 2000	Mar. 31, 2000
STATEMENT OF OPERATIONS AND OTHER DATA								
Net revenues	$259,183	$209,042	$195,914	$170,339	$ 58,827	$238,737	$233,672	$214,456
Gross margin	219,865	166,623	156,260	133,652	14,073	198,711	194,770	181,443
Income (loss) from operations	14,700	(8,841)	(27,960)	(59,865)	(187,301)	10,720	16,147	8,467
Income (loss) before provision for income taxes, minority interest and extraordinary item	13,198	(8,148)	(37,930)	(58,503)	(189,763)	16,456	22,114	53,442
Income (loss) before extraordinary item	(5,513)	(12,328)	(37,179)	(47,361)	(147,224)	4,079	11,399	29,025
Extraordinary item, gain on redemption of debt, net of taxes	654	1,077	—	—	—	—	—	—
Net income (loss)	(4,859)	(11,251)	(37,179)	(47,361)	(147,224)	4,079	11,399	29,025
Extraordinary item per share	$ —	$ 0.01	$ —	$ —	$ —	$ —	$ —	$ —
Diluted earnings (loss) per share	$ (0.03)	$ (0.08)	$ (0.27)	$ (0.35)	$ (1.07)	$ 0.03	$ 0.08	$ 0.21
Shares used in per share calculation—diluted	139,616	137,750	136,879	137,140	137,857	140,989	142,238	144,372

We believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. For example, in the fourth quarter of 2000, our revenue decreased 75% from the prior quarter due to some of our distribution partners' business decision to reduce their inventory levels by not replenishing their inventory and requesting returns over and above their contractual rights.

Our revenues and results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and our revenues and results of operations could fluctuate significantly quarter to quarter and year to year. Causes of such fluctuations may include the volume and timing of new orders and renewals, the sales cycle for our products, the introduction of new products, return rates, inventory levels, product upgrades or updates by us or our competitors, changes in product mix, changes in product prices and pricing models, seasonality, trends in the computer industry, general economic conditions (such as the recent economic slowdown), extraordinary events such as acquisitions or litigation and the occurrence of unexpected events.

Significant quarterly fluctuations in revenues will cause significant fluctuations in our cash flows and the cash and cash equivalents, accounts receivable and deferred revenue accounts on our balance sheet. In addition, the operating results of many software companies reflect seasonal trends, and our business, financial condition and results of operations may be affected by such trends in the future. These trends may include higher net revenue in the fourth quarter as many customers complete annual budgetary cycles, and lower net revenue in the summer months when many businesses experience lower sales, particularly in the European market.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF NETWORKS ASSOCIATES, INC.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Networks Associates, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
January 17, 2002

December 31 (in thousands, except share and per share data)	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 612,832	$ 275,539
Short-term marketable securities	135,761	85,721
Accounts receivable, net of allowance for doubtful accounts of $8,394 and $15,332, respectively	136,366	122,315
Prepaid expenses, income taxes and other current assets	54,959	50,346
Deferred taxes	142,869	86,771
Total current assets	1,082,787	620,692
Long-term marketable securities	194,357	332,893
Fixed assets, net	64,040	75,499
Land	4,414	—
Deferred taxes	77,627	113,489
Intangible assets	185,054	220,255
Other assets	18,853	22,020
Total assets	$1,627,132	$1,384,848
LIABILITIES		
Current liabilities:		
Accounts payable	$ 26,368	$ 46,816
Accrued liabilities	264,618	225,317
Deferred revenue	250,048	151,566
Total current liabilities	541,034	423,699
Deferred taxes	20,445	7,971
Deferred revenue, less current portion	24,312	26,592
Convertible debentures	578,850	396,336
Other long term liabilities	393	532
Total liabilities	1,165,034	855,130
Commitments and contingencies (Notes 8 and 16)		
Minority interest	17,311	11,067
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; Issued and outstanding: none in 2001 and none in 2000	—	—
Common stock, $0.01 par value:		
Authorized: 300,000,000 shares; Issued: 140,699,222 shares in 2001 and 139,328,528 shares in 2000; Outstanding:140,699,222 shares in 2001 and 138,089,775 shares in 2000	1,406	1,381
Treasury stock, at cost: no shares in 2001 and 1,238,753 shares in 2000	—	(23,186)
Additional paid-in capital	742,315	685,423
Accumulated other comprehensive loss	(30,345)	(31,266)
Retained earnings (accumulated deficit)	(268,589)	(113,701)
Total stockholders' equity	444,787	518,651
Total liabilities, minority interest and stockholders' equity	$1,627,132	$1,384,848

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31 (in thousands, except per share data)	2001	2000	1999
Net revenue:			
Product	$ 557,042	$ 505,914	$ 474,097
Services and support	277,436	239,778	209,571
Total revenue	834,478	745,692	683,668
Cost of net revenue:			
Product	103,052	114,394	88,729
Services and support	55,026	42,301	42,094
Total cost of net revenue	158,078	156,695	130,823
Operating costs and expenses:			
Research and development[1]	146,701	173,468	152,728
Marketing and sales[2]	435,261	400,863	370,086
General and administrative[3]	109,946	84,567	83,753
Provision for doubtful accounts, net	(1,473)	15,784	44,809
Amortization of intangibles	64,110	66,282	58,400
Acquisition, restructuring and other related costs[4]	3,821	—	(18,732)
Total operating costs and expenses	758,366	740,964	691,044
Loss from operations	(81,966)	(151,967)	(138,199)
Interest and other income	28,631	42,024	30,678
Interest expense	(24,697)	(18,169)	(17,332)
Gain (loss) on investments, net	7,280	40,361	(6,145)
Write down of strategic and other investments	(20,631)	(10,000)	—
Loss before provision for income taxes, minority interest and extraordinary item	(91,383)	(97,751)	(130,998)
Provision for income taxes	11,409	9,924	29,243
Net loss before minority interest and extraordinary item	(102,792)	(107,675)	(160,241)
Minority interest in loss of consolidated subsidiaries	411	4,954	340
Loss before extraordinary item	(102,381)	(102,721)	(159,901)
Extraordinary item, gain on redemption of debt, net of taxes	1,731	—	—
Net loss	$(100,650)	$(102,721)	$(159,901)
Other comprehensive income (loss):			
Unrealized gain (loss) on marketable securities and investments	$ 1,950	$ 2,654	$ (1,610)
Foreign currency translation loss	(1,029)	(23,963)	(6,813)
Comprehensive loss	$ (99,729)	$(124,030)	$(168,324)
Basic and Diluted net loss per share:			
Loss before extraordinary item	$ (0.74)	$ (0.74)	$ (1.15)
Extraordinary item, gain on redemption of debt, net of taxes	0.01	—	—
Net (loss) per share—basic and diluted	$ (0.73)	$ (0.74)	$ (1.15)
Shares used in per share calculation—basic and diluted	137,847	138,072	138,695

(1) Includes stock-based compensation charge of $4,604, $1,894 and $4,515 in 2001, 2000 and 1999, respectively.
(2) Includes stock-based compensation charge of $10,354, $4,570 and $7,162 in 2001, 2000 and 1999, respectively.
(3) Includes stock-based compensation charge of $9,235, $2,250 and $3,893 in 2001, 2000 and 1999, respectively.
(4) Includes stock-based compensation charge of $519, $0 and $0 in 2001, 2000 and 1999, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Stock	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Stockholders Equity
BALANCES, DECEMBER 31, 1998	137,123	$1,371	$ —	$527,862	$ (1,534)	$ 195,139	$ 722,838
Issuance of common stock upon exercise of stock options	1,196	12	1,414	17,348	—	(360)	18,414
Issuance of common stock upon exercise of stock options by McAfee.com	—	—	—	123	—	—	123
Issuance of common stock from Employee Stock Purchase Plan	578	6	—	8,929	—	—	8,935
Repurchase of common stock	(685)	(7)	(12,437)	—	—	—	(12,444
FSA conversion of preferred stock to common stock	438	4	—	—	—	—	4
Exercise of warrants	85	1	—	458	—	—	459
Proceeds from sale of put options	—	—	—	5,250	—	—	5,250
Compensation charge due to repricing of stock options and McAfee.com options	—	—	—	15,570	—	—	15,570
Issuance of stock by consolidated subsidiary	—	—	—	78,945	—	—	78,945
Minority Interest	—	—	—	(9,664)	—	—	(9,664
Foreign currency translation	—	—	—	—	(6,813)	—	(6,813
Unrealized loss on investments	—	—	—	—	(1,610)	—	(1,610
Net loss	—	—	—	—	—	(159,901)	(159,901
BALANCES, DECEMBER 31, 1999	138,735	1,387	(11,023)	644,821	(9,957)	34,878	660,106
Issuance of common stock upon exercise of stock options	3,036	30	72,054	—	—	(39,788)	32,296
Issuance of common stock upon exercise of stock options by McAfee.com	—	—	—	3,461	—	—	3,461
Issuance of common stock from Employee Stock Purchase Plan	666	7	16,156	1,322	—	(6,070)	11,415
Repurchase of common stock	(4,347)	(43)	(100,373)	—	—	—	(100,416
Proceeds from sale of put options	—	—	—	13,890	—	—	13,890
Compensation charge due to repricing of stock options and McAfee.com options	—	—	—	8,714	—	—	8,714
Issuance of stock by consolidated subsidiary	—	—	—	19,600	—	—	19,600
Minority interest	—	—	—	(6,385)	—	—	(6,385
Foreign currency translation	—	—	—	—	(23,963)	—	(23,963
Unrealized gain on investments	—	—	—	—	2,654	—	2,654
Net loss	—	—	—	—	—	(102,721)	(102,721
BALANCES, DECEMBER 31, 2000	138,090	1,381	(23,186)	685,423	(31,266)	(113,701)	518,651
Issuance of common stock upon exercise of stock options	3,233	13	41,575	15,482	—	(27,626)	29,444
Issuance of common stock upon exercise of stock options by McAfee.com	—	—	—	12,107	—	—	12,107
Issuance of common stock from Employee Stock Purchase Plan	1,376	12	35,411	705	—	(26,612)	9,516
Repurchase of common stock	(2,000)	—	(53,800)	—	—	—	(53,800
Compensation charge due to repricing of stock options	—	—	—	24,712	—	—	24,712
Tax benefit from exercise of nonqualified stock options	—	—	—	5,389	—	—	5,389
Issuance of stock by consolidated subsidiary	—	—	—	5,523	—	—	5,523
Minority interest	—	—	—	(7,026)	—	—	(7,026
Foreign currency translation	—	—	—	—	(1,029)	—	(1,029
Unrealized gain on investments	—	—	—	—	1,950	—	1,950
Net loss	—	—	—	—	—	(100,650)	(100,650
BALANCES, DECEMBER 31, 2001	140,699	$1,406	$ —	$742,315	$(30,345)	$(268,589)	$ 444,787

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31 (In thousands)	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(100,650)	$(102,721)	$(159,901)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	108,054	90,096	81,492
Provision for doubtful accounts, net	(1,473)	15,784	44,809
Impairment of goodwill	—	3,639	—
Impairment of strategic investments	20,631	10,000	—
Non-cash interest on debt	24,697	18,169	17,332
Stock-based compensation	24,712	8,714	15,570
Deferred taxes	(15,971)	(31,016)	(71,444)
Net realized (gain) loss on investments	(7,280)	137	6,145
Gain on the sale of Goto.com investment	—	(28,551)	—
Gain on the sale of Network Associates Japan investment	—	(11,947)	—
Minority interest	(411)	(4,954)	(340)
Extraordinary item—gain on redemption of debt, net of taxes	(1,731)	—	—
Tax benefit from exercise of nonqualified stock options	5,389	—	—
Changes in assets and liabilities:			
Accounts receivable	(18,901)	30,522	41,329
Prepaid expenses, income taxes and other current assets	(310)	(11,723)	22,650
Accounts payable and accrued liabilities	12,539	10,432	23,635
Deferred revenue	96,411	30,091	(39,357)
Net cash provided by (used in) operating activities	145,706	26,672	(18,080)
Cash flows from investing activities:			
Purchase of marketable securities	(678,093)	(510,247)	(393,363)
Sale of marketable securities	754,182	562,132	233,499
Purchase of acquired technology	(12,250)	(12,500)	—
Purchase of other investments	—	(21,650)	—
Purchase of fixed assets	(31,493)	(54,031)	(20,458)
Proceeds from sale of Goto.com investment	—	36,750	—
Proceeds from sale of fixed assets	—	—	6,518
Proceeds from sale of shares of Network Associates Japan	—	11,947	—
Purchase of shares of Network Associates Japan	(10,655)	—	—
Acquisition by subsidiary, net of cash acquired	(916)	(1,958)	—
Net cash provided by (used in) investing activities	20,775	10,443	(173,804)
Cash flows from financing activities:			
Repayment of notes payable	—	(367)	(3,085)
Issuance of common stock under stock option, purchase plans and warrants	51,067	47,172	27,931
Proceeds from sale of put options	—	13,890	5,250
Repurchase of common stock	(53,800)	(100,416)	(12,444)
Proceeds of McAfee.com initial public offering, net	—	—	78,945
Change in minority interest and other	264	318	—
Issuance of convertible debentures, net of issuance costs	335,081	—	—
Repurchase of convertible debentures	(173,708)		
Net cash provided by (used in) financing activities	158,904	(39,403)	96,597
Effect of exchange rate changes on cash and cash equivalents	11,908	(38,957)	(6,828)
Net increase (decrease) in cash and cash equivalents	337,293	(41,245)	(102,115)
Cash and cash equivalents at beginning of year	275,539	316,784	418,899
Cash and cash equivalents at end of year	$ 612,832	$ 275,539	$ 316,784
Non cash investing activities:			
Unrealized gain (loss) on marketable investments	$ 1,950	$ 2,654	$ (1,610)
Conversion of FSA preferred stock into common stock	$ —	$ —	$ 459
McAfee.com stock issued in acquisitions	$ 5,523	$ 19,600	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 8,844	$ 47,541	$ 32,318

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND BUSINESS

Networks Associates, Inc. and its majority owned subsidiaries (the "Company") develop, market, distribute and support network security and network management software products. The Company's markets are worldwide and include corporate, governmental, institutional users, and individuals as well as resellers and distributors. International sales and support are provided by subsidiaries in principally European and Asian markets and through independent agents and distributors elsewhere.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying consolidated financial statements include the accounts of the Company and majority owned subsidiaries, including McAfee.com. All intercompany accounts and transactions have been eliminated. Subsidiaries may enter into contractual arrangements that may restrict their ability to make dividend payments or loans and advances to Networks Associates, the parent company.

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation. These reclassifications had no effect on the prior year's stockholders' equity or results of operations.

Minority Interest – Minority interest in (income) loss of consolidated subsidiaries represents the minority stockholders' share of the income or loss of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflect the original investment by these minority stockholders in these consolidated subsidiaries, along with their proportional share of the accumulated earnings or losses, together with their share of any capital transactions, such as stock issuances.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of intangible assets acquired in purchase combinations, allowances for doubtful accounts, sales returns and allowances, vendor specific objective evidence of the fair value of the various elements of the Company's multiple element software transactions and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

Certain Risks and Concentrations – The Company's revenues are derived from the license of its software products. The markets in which the Company competes are highly competitive and rapidly changing. Significant technological changes, changes in customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results. The Company has historically derived a majority of its net revenues from the anti-virus software products and network fault and performance management products. These products are expected to continue to account for a significant portion of net revenue for the foreseeable future. As a result of this revenue concentration, the Company's business could be harmed by a decline in demand for, or in the prices of, these products as a result of, among other factors, any change in pricing model, a maturation in the markets for these products, increased price competition or a failure by the Company to keep up with technological change.

The Company sells a significant amount of its products through intermediaries such as distributors. The Company's top ten distributors typically represent approximately 37% to 42% of net revenue in any quarter. Our largest distributor, Ingram Micro, Inc., accounted for approximately 27% of net revenue for the year ended December 31, 2001.

The Company's distributor agreements may be terminated by either party without cause. If one of the Company's significant distributors terminates its distribution agreement, the Company could experience a significant interruption in the distribution of its products.

The Company's distributors may sell other vendor's products that are complementary to, or compete with, its products. While the Company encourages its distributors to focus on the Company's products through market and support programs, these distributors may give greater priority to products of other suppliers, including competitors.

Some of the Company's distributors may experience financial difficulties, which could adversely impact collection of accounts receivable. The Company regularly reviews the collectibility and credit-worthiness of its distributors to determine an appropriate allowance for doubtful accounts. The Company's bad debt allowance was approximately $8.4 million at December 31, 2001 and $15.3 million at December 31, 2000. In 1999, one large European distributor, CHS, entered bankruptcy requiring the Company to record a related accounts receivable write-off of approximately $28.7 million. Also in 1999, Pinacor, a U.S. distributor, entered bankruptcy requiring the Company to record a related accounts receivable write-off of approximately $6.0 million. The Company's uncollectable accounts could exceed our current or future allowances.

The Company has significant accounts receivable from several major distributors and from customers across a broad demographic base. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts. The Company does not request collateral from any of its customers prior to granting credit.

The Company maintains the majority of cash balances and all of its short-term investments with eight financial institutions. The Company invests with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Certain of the Company's products contain critical components supplied by a single or a limited number of third parties. The Company has been required to purchase and inventory certain of the computer platforms around which it designs its products to ensure an available supply of the product for customers. Any significant shortage of these platforms or other components or the failure of the third party supplier to maintain or enhance these products could materially adversely affect the Company's results of operations.

The Company relies on a limited number of third parties to manufacture some of its hardware-based Sniffer and E-ppliance products. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of the Company's third party manufacturers cannot or will not manufacture its products in required volumes, on a cost-effective basis, in a timely manner, or at all, the Company will have to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments.

Foreign Currency Translation – The Company considers the local currency to be the functional currency for its international subsidiaries. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive loss. Where the US Dollar is the functional currency of the subsidiary, all remeasurement adjustments are recorded in the statement of operations.

Foreign currency transaction gains and losses, which to date have not been material, are included in the statement of operations.

Derivatives – The Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, at the beginning of its fiscal year 2001. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's use of derivative financial instruments is discussed in Note 5 to these Notes to the Consolidated *Financial Statements*.

The adoption of SFAS No. 133 did not have a material effect on the financial statements of the Company.

Cash and Cash Equivalents – Cash equivalents are comprised of highly liquid debt instruments with original maturities or remaining maturities at date of purchase of 90 days or less.

Marketable Securities – All marketable securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value with resulting unrealized gains and losses, net of related taxes, reported as a component of accumulated other comprehensive income (loss). Premium and discount on debt securities recorded at the date of purchase are amortized and accreted, respectively, to interest income using the effective interest method. Short-term marketable securities are those with remaining maturities at the balance sheet date of one year or less. Long-term marketable securities have remaining maturities at the balance sheet date of greater than one year. Realized gains and losses on sales of all such investments are reported in earnings and computed using the specific identification cost method.

The Company assesses the value of its available-for-sale marketable securities on a regular basis to assess whether an other-than-temporary decline in the fair value has occurred. Factors which the Company uses to assess whether an other than temporary decline has occurred include, but are not limited to, the period of time which the fair value is below original cost, significant changes in the operating performance, financial condition or business model, and changes in market conditions. Any "other than temporary decline" in value is reported in earnings and a new cost basis for the marketable security established.

Inventory – Inventory is comprised of primarily finished goods. Inventory is included in other current assets and is valued at purchase cost computed on a first in, first out basis, not in excess of market value.

Fixed Assets – Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation and amortization of fixed assets are computed using the straight-line method over the estimated useful lives of the related assets (three to five years) (see Note 6 of these Notes to Consolidated Financial Statements). Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease or the estimated useful life of the asset, whichever is shorter.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of fixed assets, are expensed as incurred. The cost and related accumulated depreciation applicable to fixed assets sold or no longer in service are eliminated from the accounts and any gain or loss is included in operations.

Intangible Assets – Intangible assets, including goodwill, purchased technology and other intangible assets, are carried at cost less accumulated amortization. The Company amortizes goodwill and other identifiable intangibles on a straight-line basis over their estimated useful lives. The range of estimated useful lives on the Company's identifiable intangibles is four to eight years (see Note 6 to these Notes to Consolidated Financial Statements).

Impairment of Intangibles and Long-lived Assets – The Company assess the impairment of identifiable intangibles, goodwill and fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company's current business model.

Internal Use Software – Software development costs, including costs incurred to purchase third party software, are capitalized beginning when the Company has determined factors are present, including among others, that technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Company's management has authorized the funding for the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use and is amortized over its estimated useful life of three years using the straight-line method.

When events or circumstances indicate the carrying value of internal use software might not be recoverable, the Company will assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is recognized to the extent that the carrying value exceeds the projected discounted future operating cash flows and is recognized as a write down of the asset. In addition, when it is no longer probable that computer software being developed will be placed in service, the asset will be recorded at the lower of its carrying value or fair value, if any, less direct selling costs.

Investments – Investments consist of minority investments in non-publicly and publicly traded companies in which the Company holds less than a 20% interest. The private investments are included in other assets on the Company's balance sheet and are carried at original cost, less reductions related to other-than-temporary declines in value. The public investments are included in short term marketable securities and are carried at fair value. The Company assesses the recoverability of its investments on a regular basis. Factors that the Company considers which could trigger an other than temporary decline in the value of such investments include, but are not limited to, the likelihood that the related company would have insufficient cash flows to operate for the next twelve months, significant changes in the operating performance or business model, and changes in market conditions. For public investments, the Company also considers the period of time the fair value of the investment has been less than its carrying value. The Company recorded charges related to other than temporary declines in the value of certain strategic investments of $20.6 million and $10.0 million in 2001 and 2000, respectively.

Fair Value of Financial Instruments – Carrying amounts of the Company's financial instruments including investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair values of the Company's investments in marketable securities is disclosed in Note 4 to the Notes to these Consolidated Financial Statements. The fair value of the Company's convertible debt instruments is disclosed in Note 9 to the Notes to these Consolidated Financial Statements.

Revenue Recognition – The Company's revenue is derived from primarily two sources (i) product revenue, which includes software license, hardware, retail and royalty revenue and (ii) services and support revenue which includes software license maintenance and support, training, consulting, and hosting arrangements revenue.

The Company licenses its software products under one and two-year term or perpetual licenses. The two-year licenses include the first year of maintenance and support. The Company sells its products and services via its direct sales force, through domestic and foreign distributors and via the Internet. Under the Company's hosting arrangements, which do not include any upfront set up fees, customers pay a fixed fee and receive service over a period of time, generally one year.

The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements. For hardware transactions where no software is involved, the Company applies the provisions of Staff Accounting Bulletin 101 "Revenue Recognition." In addition, the Company applies the provisions of Emerging Issues Task Force Issue No. 00-03 "Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware" to its hosted software service transactions.

Product revenue from the license of the Company's software products and sale of hardware products where the software is and is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured, and, if applicable, upon acceptance when acceptance criteria are specified or upon expiration of the acceptance period. Maintenance and support revenue for providing product updates and customer support is deferred and recognized ratably over the service period. Hosting revenue is recognized ratably over the service period, which is generally one year. Training and consulting revenue is recognized as services are performed and billable according to the terms of the service arrangement. Revenue on one-year time-based subscription licenses is recognized ratably over the contract term. Royalty revenue is generally recognized upon receipt of periodic royalty reports received from customers, which generally coincides with receipt of cash.

For all sales except those completed via the Internet, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. For sales over the internet, the Company uses a credit card authorization as evidence of an arrangement. Sales through distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

Fees due under an arrangement are generally deemed not to be fixed and determinable if a significant portion of the fee is due beyond the Company's normal payment terms which are 30 to 90 days from the date of invoice. In these cases, revenue is not recognized until the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash.

During 2001, the Company entered into new arrangements with all of its distributors. Under the terms of these new arrangements, the distributors are not required to pay for any products until they have sold through to their customers. In addition, the distributors have an unlimited right of return up until the point of sale. After sale, the Company must approve any returns from end-users. As a result, the Company recognizes revenue from sales to distributors and resellers when products have been sold by the distributors or resellers to their customers. In addition, the Company makes an estimate of returns from end users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue. During 2000 and 1999, revenue from sales to distributors or resellers was recognized, less an estimate for returns, upon sale to the distributor. The Company's estimate for returns was based on its historical experience plus amounts to cover specific returns initiated by the Company.

For arrangements with multiple obligations (e.g. undelivered maintenance and support bundled with two year term and perpetual licenses), the Company allocates revenue to each component of the arrangement using the residual value method based on evidence of the fair value of the undelivered elements, which is specific to the Company. The vendor specific objective evidence of fair values for the ongoing maintenance and support obligations for both two year term and perpetual licenses are based upon the prices paid for the separate renewal of these services by the customer or upon substantive renewal rates stated in the contractual arrangements. Vendor specific objective evidence of the fair value of other services, primarily consulting and training services, is based upon separate sales of these services.

If a multiple element arrangement includes services that are deemed essential to the functionality of a delivered element, the Company recognizes the arrangement fee using the percentage of completion method. Under this method, individual contract revenues are recorded based on the percentage relationship that contract costs incurred bear to costs incurred plus management's estimate of cost to complete. Losses, if any, are accrued when their occurrence becomes known and the amount of the loss is reasonably determinable.

Government Contracts – The Company enters into research and development contracts with government agencies under various pricing arrangements. Government contracting revenue is classified as services and support revenue in the accompanying consolidated statements of operations and comprehensive loss. Revenue from "cost-plus-fixed-fee" contracts is recognized on the basis of reimbursable contract costs incurred during the period, plus a percentage of the fixed fee. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period. Revenue from "firm-fixed-price" contracts is recognized on the percentage of completion method. Under this method, individual contract revenues are recorded based on the percentage relationship that contract costs incurred bear to costs incurred plus management's estimate of costs to complete. Losses, if any, are accrued when their occurrence becomes known and the amount of the loss is reasonably determinable. During 2001, 2000 and 1999, the Company recognized revenue of $16.6 million, $12.3 million and $14.0 million, respectively, associated with government contracts. Associated costs were $14.9 million, $12.0 million and $13.3 million in 2001, 2000 and 1999, respectively.

Under government contracts, the Company is subject to audit by the Defense Contract Audit Agency (DCAA) which could result in the renegotiation of amounts previously billed. The DCAA has performed audits of the Company's costs through 1999. Management believes that the results of such audits will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

Research and Development – Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed.

Advertising Costs – Advertising production costs are expensed as incurred. Media for television and print placement costs are expensed in the period the advertising appears. Total advertising and promotional expenses were $33.9 million, $58.2 million and $58.8 million for 2001, 2000 and 1999, respectively.

Stock-based Compensation – As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock-Based Compensation, an interpretation of APB Opinion No. 25" and related interpretations in accounting for its stock-based compensation plans. Stock-based compensation related to non-employees is based on the fair value of the related stock or options in accordance with SFAS No. 123 and its interpretations. Expense associated with stock-based compensation is amortized over the vesting period of each individual award.

Income Taxes – The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Net Loss Per Share – Basic net loss per share is computed using the weighted-average common shares outstanding during the period. Diluted net loss per share is computed using the weighted average common shares and potentially dilutive shares outstanding during the period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options and stock purchase warrants and conversion of the convertible debt.

Comprehensive Loss – Unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments are included in the Company's components of comprehensive loss, which are excluded from net loss.

For 2001, 2000 and 1999 comprehensive income (loss) comprises the following items (in thousands):

	Before Income Tax	Income Tax	Net of Income Tax
2001			
Net unrealized gain on marketable securities and investments	$ 16,601	$ (6,640)	$ 9,961
Net realized gain on marketable securities and investments	7,280	(2,912)	4,368
Impairment recognized	(20,631)	8,252	(12,379)
Cumulative translation adjustment, net	(1,029)	—	(1,029)
Total other comprehensive income	$ 2,221	$ (1,300)	$ 921
2000			
Net unrealized loss on marketable securities and investments	$(12,605)	$ 5,042	$ (7,563)
Net realized gain on marketable securities and investments	40,361	(16,144)	24,217
Impairment recognized	(10,000)	(4,000)	(14,000)
Cumulative translation adjustment, net	(23,963)	—	(23,963)
Total other comprehensive loss	$ (6,207)	$(15,102)	$(21,309)
1999			
Net unrealized gain on marketable securities and investments	$ 3,461	$ (1,384)	$ 2,077
Net realized loss on marketable securities and investments	(6,145)	2,458	(3,687)
Cumulative translation adjustment, net	(6,813)	—	(6,813)
Total other comprehensive loss	$ (9,497)	$ 1,074	$ (8,423)

Accumulated other comprehensive income (loss) comprises of the following (in thousands):

	2001	2000	1999
Unrealized gain on available-for-sale securities	$ 4,800	$ 2,850	$ 196
Cumulative translation adjustment	(35,145)	(34,116)	(10,153)
Total	$(30,345)	$(31,266)	$ (9,957)

Recent Accounting Pronouncements – In May 2000, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement, and income statement classification for sales incentives that a vendor voluntarily offers to customers (without charge), which the customer can use in, or exercise as a result of, a single exchange transaction. Sales incentives that fall within the scope of EITF Issue No. 00-14 include offers that a customer can use to receive a reduction in the price of a product or service at the point of sale. The EITF changed the transition date for Issue 00-14, concluding that a company should apply this consensus no later than the company's annual or interim financial statements for the periods beginning after December 15, 2001. In June 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," effective for periods beginning after December 15, 2001. EITF Issue No. 00-25 addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue when recognized in the vendor's statement of operations or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor's statement of operations. Upon application of these EITFs, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the income statement display requirements under these Issues. In September of 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF Issues No. 00-14, No. 00-25 and No. 00-22 "Accounting for 'Points' and Certain Other Time- or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." The Company is currently assessing the impact of the adoption of these issues on its financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company believes that the adoption of SFAS No. 141 will not have a significant impact on its financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Upon adoption of SFAS No. 142, the Company will cease to amortize approximately $156.9 million of goodwill, the Company had recorded approximately $51.1 million of amortization on these amounts during 2001 and would have recorded approximately $55.1 million of amortization during 2002. In lieu of amortization the Company will be required to perform an impairment review of its goodwill balance upon the initial adoption of SFAS No. 142. The impairment review will involve a two-step process as follows:

- Step 1—the Company will compare the fair value of its reporting units to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, the Company will move on to step 2. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.
- Step 2—the Company will perform an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit's goodwill. The Company will then compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

The Company expects to complete the initial review during the first quarter of 2002. The Company does not expect to record an impairment charge upon completion of the initial review, however, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The Company is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.

3. BUSINESS COMBINATIONS AND OTHER

Networks Associates, Inc. made no material acquisitions during 2001, 2000 and 1999.

During 2000, McAfee.com completed two acquisitions (Signal 9 Solutions Canada, Inc. and Tufans, Inc.) for a total purchase price of $22.6 million, including the issuance of approximately 550,000 shares of its Class A common stock, valued at approximately $19.6 million, cash of approximately $2.2 million and acquisition related expenses of $0.8 million. The value of the stock issued was based on the average of the market price of McAfee.com stock five days before and after the date agreements were reached on the acquisition. The acquisitions were accounted for using the purchase method of accounting and McAfee.com analyzed the intangible assets to determine whether any amount should be recorded as in-process research and development. McAfee.com determined that the acquired technologies and products are largely dependent on the core technology and that new versions are released frequently and contain incremental rather than fundamental improvements. Based on this analysis, $22.3 million was recorded as goodwill and purchased technology, and is being amortized on a straight-line basis over three years. A summary of the fair value of the assets acquired as a result of these transactions, is as follows (in thousands):

ASSETS ACQUIRED	
Tangible assets, primarily cash, accounts receivable and property and equipment	$ 654
Goodwill and purchased technology	22,304
Liabilities assumed	(378
Total	$22,580

The results of each of these acquisitions have been included in the results of McAfee.com and the consolidated results of the Company since the dates of acquisition. The historical operations of these acquisitions were not material to the Company's financial position, results of operations, or cash flows.

In December 2000, McAfee.com performed a review of the carrying value of the goodwill associated with one of it's acquisitions and recognized an impairment charge of $3.6 million. McAfee.com performed a review of the carrying value of the goodwill as it had been assessed that McAfee.com would not use the technology purchased as part of the original acquisition. Accordingly, the full value of the unamortized goodwill was written off.

Capital Transactions – In February 2000, the Company sold less than 5% of its interest in its Japanese subsidiary, Network Associates Company Limited ("NAI Japan") generating proceeds of approximately $11.9 million. The transaction, which was with several unrelated third parties, resulted in a gain of approximately $11.9 million, based on the difference between the proceeds of sale and the Company's basis of its investment in NAI Japan. As NAI Japan was not a newly formed non-operating entity and had a successful history of marketing and selling the Company's products in the Japanese market, the Company recorded this gain in the statement of operations.

Due to a change in business strategy, the Company repurchased this minority interest in NAI Japan in June 2001 for approximately $10.7 million. The Company accounted for this repurchase using the purchase method of accounting and accordingly performed an allocation of the purchase price paid for this minority interest. As a result approximately $10.3 million of the purchase price was allocated to goodwill, which is being amortized over its useful economic life of 5 years. The full results of operations of NAI Japan have been included with those of the Company since the date of acquisition of the minority interest.

4. MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS

Marketable securities, which are classified as available-for-sale, are summarized as follows as of December 31 (in thousands):

	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
2001				
U.S. Government debt securities	$205,418	$2,228	$ (42)	$207,604
Municipal debt securities	12,013	28	—	12,041
Corporate debt securities	652,024	1,637	(88)	653,573
Equity securities	1,153	1,037	—	2,190
	$870,608	$4,930	$(130)	$875,408
2000				
U.S. Government debt securities	$180,523	$1,185	$ (63)	$181,645
Municipal debt securities	36,882	25	(68)	36,839
Corporate debt securities	354,133	479	(180)	354,432
Equity securities	14,548	1,472	—	16,020
	$586,086	$3,161	$(311)	$588,936

At December 31, 2001 and 2000, all marketable debt securities had scheduled maturities of less than three years. Marketable debt securities totaling $545.3 million in 2001, and $170.3 million in 2000, have maturities of less than 3 months and are classified as cash equivalents.

The following table summarizes the components of the cash and cash equivalents balance at December 31 (in thousands):

	2001	2000
Cash and money market funds, at cost which approximates fair value	$394,551	$201,151
Corporate debt securities, primarily commercial paper	218,281	74,388
Total cash and cash equivalents	$612,832	$275,539

The following table summarizes the gross realized gains (losses) for the years ending December 31 (in thousands):

	2001	2000	1999
Realized gains	$7,921	$40,634	$ —
Realized losses	(641)	(273)	(6,145)
Net realized gain (loss)	$7,280	$40,361	$(6,145)

5. DERIVATIVES

The Company conducts business globally. As a result, it is exposed to movements in foreign currency exchange rates. The Company enters into forward exchange contracts to reduce exposures associated with nonfunctional currency accounts receivable and accounts payable denominated in Euros, Canadian and Australian dollars and several European currencies. The forward contracts range from one to three months in original maturity. In general, the Company does not hedge anticipated foreign currency cash flows nor does the Company enter into forward contracts for trading purposes. The Company does not use any derivatives for trading or speculative purposes.

The forward contracts do not qualify for hedge accounting and accordingly are marked to market at the end of each reporting period with any unrealized gain or loss being recognized in the statement of operations.

The forward contracts outstanding and their unrealized gains (losses) are presented below as of December 31 (in thousands):

	Fair Value	Carrying Value
2001		
Australian Dollar	$ 5	$ 5
Canadian Dollar	7	7
Other European Currencies	90	90
	$102	$102
2000		
Australian Dollar	$ (8)	$ (8)
Canadian Dollar	27	27
Euro	(50)	(50)
Other European Currencies	(1)	(1)
	$(32)	$(32)

The carrying value is based on the fair value of the underlying contracts based on quoted market values.

6. BALANCE SHEET DETAIL (IN THOUSANDS):

December 31	2001	2000
Fixed assets:		
Furniture and fixtures (useful lives of 5 years)	$ 20,580	$ 18,837
Computers and equipment (useful lives of 3 years)	143,210	145,558
Leasehold improvements (shorter of 5 years or the term of the lease)	21,360	20,068
	185,150	184,463
Accumulated depreciation furniture and fixtures	(13,541)	(10,840)
Accumulated depreciation computers and equipment	(100,009)	(93,321)
Accumulated depreciation leasehold improvements	(7,560)	(4,803)
	(121,110)	(108,964)
	$ 64,040	$ 75,499
Land	$ 4,414	$ —
Intangibles assets:		
Goodwill (useful lives of 4 to 8 years)	$ 357,842	$ 343,029
Purchased technology (useful lives of 4 to 5 years)	43,954	43,636
Trademarks, patents and other intangibles (useful lives of 4 to 5 years)	48,351	36,551
	450,147	423,216
Accumulated amortization of goodwill	(200,912)	(149,309)
Accumulated amortization of purchased technology	(40,050)	(36,077)
Accumulated amortization of trademarks, patents and other intangibles	(24,131)	(17,575)
	(265,093)	(202,961)
	$ 185,054	$ 220,255
Accrued liabilities:		
Accrued taxes	$ 127,984	$ 117,400
Accrued compensation	52,050	36,649
Accrued marketing costs	11,035	22,899
Accrued inventory costs	6,377	6,830
Accrued legal and accounting fees	7,988	6,670
Other accrued expenses	59,184	34,869
	$ 264,218	$ 225,317

Depreciation expense for 2001, 2000 and 1999 was $43.9 million, $23.8 million and $23.1 million, respectively. Amortization expense was $64.1 million, $66.3 million and $58.4 million for 2001, 2000 and 1999, respectively.

7. RESTRUCTURING

On October 9, 2001, the board of directors of the Company approved a plan to integrate certain activities of the Company's PGP product group into its McAfee and Sniffer product groups and dispose of other product lines. In connection with this process, the Company recorded a restructuring charge of approximately $3.8 million during the fourth quarter of 2001. The restructuring charge consists of the costs related to severance packages for 100 affected employees, of which 79 were employed in the United States, 16 in EMEA, 3 in Japan, and 2 in Latin America.

The following table sets forth the Company's restructuring accrual established in 2001 and the activity against the accrual during 2001 (in thousands):

	Other Costs	Severance and Benefits	Non-cash Stock Based Compensation Charge	Total
Balance, October 9, 2001	$ 116	$ 3,186	$ 519	$ 3,821
Paid out/non-cash	(116)	(3,186)	(519)	(3,821)
Balance, December 31, 2001	$ —	$ —	$ —	$ —

Severance and other benefits and other transaction costs were paid in cash during 2001.

8. COMMITMENTS

Leases – The Company leases its operating facilities under non-cancelable operating leases, which expire at various times ranging from the year 2002 through 2017. A description of the Company's significant operating leases is as follows:

	Lease Expiry	Renewal Option
Corporate Headquarters, Santa Clara, California	March 2013	none
Dallas, Texas	February 2003	5 year period
Slough, England	December 2017	none
European Headquarters, Amsterdam, The Netherlands	Various dates through April 2007	none
Tokyo, Japan	February 2004	none

In addition, the Company has leased certain equipment with various lease expiration dates through 2005.

Future minimum payments under non cancelable operating leases are as follows as of December 31 (in thousands):

2002	$ 20,550
2003	14,924
2004	12,673
2005	11,802
2006	10,296
2007 and thereafter	61,606
	$131,851

Rent expense for 2001, 2000 and 1999 amounted to $ 25.5 million, $18.4 million and $15.1 million, respectively. Future rental income to be received under non-cancelable subleases amounted to $1.5 million as of December 31, 2001. Rental income from subleases for 2001, 2000 and 1999 amounted to $3.3 million, $5.6 million and $5.7 million, respectively.

9. CONVERTIBLE DEBT

Convertible debt comprises the following amounts as of December 31 (in thousands):

	2001	2000
Zero Coupon Convertible Subordinated Debentures due 2018		
Face Value	$ 498,500	$ 885,500
Unamortized Discount	(264,650)	(489,164)
	233,850	396,336
5.25% Convertible Subordinated Notes due 2006		
Face Value	345,000	—
Unamortized Discount	—	—
	345,000	—
Total convertible debt	$ 578,850	$ 396,336

Zero Coupon Convertible Debentures Due 2018 – On February 13, 1998, the Company completed a private placement of zero coupon convertible subordinated debentures due in 2018 (the "Debentures"). The Debentures, with an aggregate face amount at maturity of $885.5 million, generated net proceeds to the Company of approximately $337.6 million. The initial price to the public for the debentures was $391.06 per $1,000 of face amount at maturity, which equates to a yield to maturity over the term of the Debentures of 4.75% (on a semi-annual Debentures equivalent basis).

The Debentures are convertible into common stock at the rate of 8.538 shares per $1,000 of face amount at maturity, which equates to an initial conversion price of $45.80 per share. The Debentures are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the related indenture) and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. The Debentures may be redeemed for cash at the option of the Company beginning on February 13, 2003. At the option of the holder, the Company will purchase the Debentures on February 13, 2003, February 13, 2008 and February 13, 2013 at purchase prices (to be paid in cash or common stock or any combination thereof, at the election of the Company and subject to certain conditions) equal to the initial issue price plus the accretion of the discount on the Debentures to such dates. The Debentures may also be redeemed at the option of the holder if there is a Fundamental Change (as defined in the related indenture) at a price equal to the issue price plus the accretion of the discount on the debenture to the date of redemption, subject to adjustment. The accretion of the discount on the Debentures is calculated using the effective interest method.

In 2001, the Company redeemed Debentures, which had an aggregate face amount at maturity of $387.0 million, at a net price of $173.7 million, which was financed from the Company's investment portfolio. In connection with the redemption, the Company recognized an extraordinary gain of approximately $1.7 million, net of approximately $1.2 million in taxes. The gain was calculated as the difference between the accreted value of the debt, net of unamortized issuance costs, and the cost of redemption.

As of December 31, 2001, the Company's aggregate cash, cash equivalents and marketable securities were approximately $943.0 million, including $102.5 million held by McAfee.com. Assuming that as of February 13, 2003 all currently outstanding zero coupon convertible subordinated debentures are redeemed, the aggregate redemption price would equal approximately $246.5 million.

5.25% Convertible Subordinated Note Due 2006 – On August 17, 2001, the Company issued 5.25% convertible subordinated notes ("Notes") due 2006 with an aggregate principal amount of $345.0 million. The issuance generated net proceeds (after deducting fees and expenses) of approximately $335.1 million. The amortization of the issuance costs related to the Notes is calculated using the effective interest method. The Notes mature on August 15, 2006, unless earlier redeemed by the Company at its option or converted at the holder's option. Interest is payable in cash semi-annually in arrears on February 15 and August 15 of each year, commencing February 15, 2002. At the option of the holder, Notes may be converted into the Company's common stock at any time, unless previously redeemed, at a conversion price of $18.07 per share. The Notes may also be redeemed at the option of the holder in the event of a Change of Control (as defined in the related indenture). The Company may redeem all or a portion of the Notes for cash at any time on or after August 20, 2004 at a redemption price of 101.3125% of the principal amount, between August 20, 2004 and August 14, 2005 and 100.0% of the principal amount after August 14, 2005. The Notes are unsecured and are subordinated to all existing and future Senior Indebtedness (as defined in the related indenture), and are pari passu with respect to the Debentures.

Aggregate maturities of the value of the long-term debt outstanding at December 31, 2001 are as follows (in thousands):

	Zero Coupon Convertible Debentures due 2018[1]	5.25% Convertible Subordinated Notes due 2006[2]	Total
2002	$ —	$ —	$ —
2003	246,501	—	246,501
2004	—	—	—
2005	—	—	—
2006	—	345,000	345,000
2007 and thereafter	—	—	—
	$246,501	$345,000	$591,501

(1) In February 2003, the Company may be required to use a significant portion of its cash balance to redeem its outstanding Debentures. The redemption value corresponds to the aggregate face value outstanding of $498.5 million less the related unamortized discount of $252.0 million on February 13, 2003.
(2) In 2002, 2003, 2004, 2005 and 2006, the Company will make interest payments of $18.1 million.

The fair value of the Company's long-term debt outstanding is as follows (in thousands):

As of December 31	2001	2000
Zero Coupon Convertible Debentures due 2018	$228,587	$318,178
5.25% Convertible Subordinated Notes due 2006	567,111	—
	$795,698	$318,178

10. EMPLOYEE BENEFIT PLANS

Company 401(k) and Profit Sharing Plan – The Company's 401(k) and Profit Sharing Plan cover substantially all Company full-time employees, including McAfee.com employees. Under the Company's 401(k) and Profit Sharing Plans, the board of directors, at its discretion, can match employee contributions in an amount not to exceed 20% of total compensation. Annual amounts contributed by the Company under the plan are $4.5 million, $4.2 million and $2.9 million in 2001, 2000 and 1999, respectively.

Company Employee Stock Purchase Plan – Under the 1994 Employee Qualified Stock Purchase Plan (the "1994 ESPP"), the Company may grant stock purchase rights to all eligible employees during one year offering periods with exercise dates approximately every six months (beginning each August and February). The Company has reserved 3.8 million shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions at exercise prices equal to 85% of the lesser of the fair value of the Company's common stock at either the first day of an offering period or the last day of such offering period. No participant may purchase more than $25,000 worth of common stock in any one calendar year.

As of December 31, 2001 the Company expects that there will be a shortfall in the number of shares available to meet the requirements of open purchase periods. Accordingly, the Company expects to reduce by a pro rata amount the shares available for purchase by plan participants for the purchase period ending January 31, 2002.

McAfee.com Employee Stock Purchase Plan – In September 1999, McAfee.com's board of directors adopted McAfee.com's Employee Stock Purchase Plan (the "1999 Purchase Plan"). A total of 500,000 shares of McAfee.com Class A common stock have been reserved for issuance under the 1999 Purchase Plan, plus annual increases equal to the lesser of: (a) 1.0 million shares; (b) 3% of McAfee.com's outstanding shares on such date; or (c) an amount determined by McAfee.com's board of directors. All McAfee.com full-time employees are eligible to participate in the 1999 Purchase Plan. The 1999 Purchase Plan is comprised of two year offering periods with exercise dates approximately every six months (beginning each August and February), with the exception of the first offering period, which commenced on December 2, 1999, with the first exercise date on January 31, 2000. Shares are purchased through McAfee.com employees' payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of McAfee.com's Class A common stock at either the first day of an offering period or the last day of such offering period. No participant may purchase more than $25,000 worth of Class A common stock in any one calendar year and the maximum number of shares a participant may purchase during a single purchase period is 2,500 shares. Purchase periods occur twice yearly and each offering effectively contains a 6, 12, 18 and 24-month option. In 2001, 128,000 shares were issued under the 1999 Purchase Plan at weighted average purchase price of $5.30. At December 31, 2001, 2.2 million shares were reserved for future issuance under the 1999 Purchase Plan.

11. MCAFEE.COM

McAfee.com is a security ASP delivering security applications software and related services through an Internet browser. The McAfee.com applications allow users to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, optimize their hard drives and update their PCs' virus protection system with current software patches and upgrades. McAfee.com also offers customers access to McAfee.com Personal Firewall, McAfee.com Wireless Security Center and McAfee.com Internet Privacy Service.

Under the terms of the Company's license agreement with McAfee.com, McAfee.com's business has historically been targeted exclusively at consumers. In March 2001, the Company entered into a reseller agreement with McAfee.com allowing it to expand its product offerings with McAfee.com for Business. McAfee.com for Business is a new website serving the security needs for small and medium-sized businesses delivering managed applications services that allow businesses to provide anti-virus and firewall security for their desktop PCs.

As of December 31, 2001, the Company owned 36.0 million shares of McAfee.com Class B common stock, entitled to three votes per share and representing approximately 76% of McAfee.com's outstanding common stock and 90% of its total voting power.

The Company accounts for transactions involving the issuance by McAfee.com of its stock as capital transactions and include its portion of the proceeds of issuance in Additional Paid in Capital.

12. STOCKHOLDERS' EQUITY

Preferred Stock – The Company has authorized 5.0 million shares of preferred stock, par value $0.01 per share. The Company's board of directors has authority to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.

At December 31, 1998, there was one share of Series A preferred stock outstanding, which was issued in connection with the 1996 acquisition of FSA. The share of Series A preferred stock had no preferential rights other than the right to cast a number of votes equal to the number of common shares issuable in exchange for certain exchangeable non voting shares of FSA. During 1999, that single preferred share was converted into 437,589 of the Company's common stock. At December 31, 2001, there was no preferred stock outstanding.

Company Stock Option Plans – Under the amended 1997 Plan, the Company has reserved 16.5 million shares for issuance to employees, officers, directors, third party contractors and consultants. The plan provides for an option price no less than 100% of the fair value of the Company's common stock on the date of grant for incentive stock options granted to employees and officers (including directors who are also employees) or 85% of the fair value on the date of grant for all others. The options may be exercisable immediately, or over time, but generally become exercisable 25% one year after commencing employment or from date of grant and thereafter in monthly increments over three years. All options under the option plan expire ten years after grant.

Under the Stock Option Plan for Outside Directors, the Company has reserved 1.1 million shares of its common stock for issuance to certain members of its board of directors who are not employees of the Company or any affiliated corporation. The plan provides for an option price at fair value of the Company's common stock on the date of grant. The initial grant to each outside director generally vests ratably over a three year period. Subsequent option grants will become exercisable after three years from the date of grant. All options under the option plan expire ten years after grant.

In December 1999, the board of directors approved the 2000 Nonstatutory Stock Option Plan. Under the plan, as amended in January 2001, the Company has reserved 8.5 million shares of its common stock for issuance to employees, officers directors, third party contracts and consultants. The plan provides for an option price at fair value of the Company's common stock on the date of grant. The options become exercisable over a period of four years: 25% vest one year from the date of grant and the remaining become exercisable ratably in monthly increments over three years. All options under the option plan expire ten years after grant.

Aggregate activity under the Company's stock option plans is as follows (in thousands, except per share data):

	Shares Available For Grant	Outstanding Options			
		Number of Shares	Price Per Share	Aggregate Price	Weighted Average Exercise Price
BALANCES, DECEMBER 31, 1998	2,283	19,320	\$ 0.06–\$121.80	\$ 584,154	\$30.24
Additional options reserved	9,200	—		—	—
Options granted	(16,882)	16,882	\$11.00–\$ 56.00	242,970	\$14.39
Options exercised	—	(1,196)	\$ 0.06–\$ 44.00	(18,414)	\$15.40
Options canceled	14,922	(14,922)	\$ 0.48–\$121.80	(482,452)	\$32.33
BALANCES, DECEMBER 31, 1999	9,523	20,084	\$ 0.06–\$ 56.00	326,258	\$16.24
Additional options reserved	6,000	—		—	—
Option plan expirations	(1,808)	—		—	—
Options granted	(8,478)	8,478	\$ 3.31–\$ 36.69	184,852	\$21.80
Options exercised	—	(3,036)	\$ 0.48–\$ 28.17	(32,296)	\$10.64
Options canceled	5,272	(5,272)	\$ 0.65–\$ 56.00	(100,372)	\$19.04
BALANCES, DECEMBER 31, 2000	10,509	20,254	\$ 0.23–\$ 44.58	378,442	\$18.68
Additional options reserved	13,500	—		—	—
Option plan expirations	(155)	—		—	—
Options granted	(18,487)	18,487	\$ 0.01–\$ 27.20	127,401	\$ 6.89
Options exercised	—	(3,233)	\$ 0.01–\$ 24.50	(29,444)	\$ 9.11
Options canceled	3,737	(3,737)	\$ 4.19–\$ 44.50	(54,906)	\$14.69
BALANCES, DECEMBER 31, 2001	9,104	31,771	\$ 0.23–\$ 48.72	\$ 421,493	\$13.27

At December 31, 2001, approximately 10.9 million options to purchase common stock of the Company were exercisable at an average exercise price of \$20.01. During 2001, the Company used approximately 3.2 million shares of treasury stock to fulfill employee option exercises and shares issued under the employee stock purchase plan.

At December 31, 2000, approximately 9.2 million outstanding options to purchase common stock of the Company were exercisable at an average exercise price of \$17.93. During 2000, the Company used approximately 3.7 million shares of treasury stock to fulfill employee option exercises and shares issued under the employee stock purchase plan.

At December 31, 1999, approximately 8.1 million outstanding options to purchase common stock of the Company were exercisable at an average exercise price of \$16.98.

For various price ranges, weighted average characteristics of outstanding stock options of the Company at December 31, 2001 were as follows (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
\$ 0.01–\$12.18	18,005	8.3	\$ 6.21	3,643	\$ 9.83
\$12.19–\$24.36	7,130	8.5	\$17.76	2,179	\$18.09
\$24.37–\$36.54	6,422	4.2	\$27.67	4,920	\$27.59
\$36.55–\$48.72	214	6.4	\$42.95	172	\$43.00
	31,771			10,914	

McAfee.com Stock Option Plans – In January 1999, the McAfee.com's board of directors approved the 1999 Stock Plan (the "McAfee Plan"), as amended June 19, 1999. Under the McAfee Plan, McAfee.com has reserved 10.9 million shares of its Class A common stock for issuance to employees, officers, directors and consultants. The McAfee Plan also provides for automatic annual increases to be added at the annual stockholder's meeting, equal to the lower of: (a) 2.5 million shares of Class A common stock, (b) 5% of the outstanding shares of all Class A common stock on that date, or (c) an amount determined by the McAfee.com's board of directors. The McAfee Plan provides for an option price no less than 100% of the fair market value of McAfee.com's common stock on the date of grant for incentive stock options granted to employees and officers (including directors who are also employees) or 85% of the fair market value on the date of grant for all others. The options may be exercisable immediately, or become exercisable over time, generally 25% one year after commencing employment or from date of grants and thereafter in monthly increments over three years. All options under the McAfee Plan expire ten years after grant. Unvested options on termination of employment are canceled and returned to the McAfee Plan.

In September 1999, McAfee.com adopted the 1999 Director Option Plan. McAfee.com has reserved 150,000 shares of its Class A common stock for issuance under the plan to certain members of its board of directors who are not employees of McAfee.com or any affiliated corporation. Under this plan the number of shares reserved will automatically increase at the date of the McAfee.com Annual Stockholder's Meeting by the number of shares required to restore the reserve available for new options to 150,000 shares. Each outside director will automatically be granted an option to purchase 40,000 shares of McAfee.com's Class A common stock on the date at which they become a director. Each anniversary thereafter, each outside director will automatically be granted an option to purchase 10,000 shares of McAfee.com's Class A common stock. Both the initial and subsequent grants become exercisable at a rate of 25% after one year and 1/48 each month thereafter. All options under granted expire ten years after grant. Unvested options on termination of employment are canceled and returned to the Director Option Plan.

Aggregate activity under the McAfee.com stock option plans is as follows (in thousands, except per share data):

			Outstanding Options		
	Shares Available For Grant	Number of Shares	Price Per Share	Aggregate Price	Weighted Average Exercise Price
BALANCES, INCEPTION		—		$ —	
Additional options reserved	8,538	—		—	
Options granted—company employees	(3,482)	3,482	$3.67–$44.00	18,806	$ 5.40
Options granted—NAI officers and employees	(3,809)	3,809	$3.67–$12.00	15,295	4.02
Options exercised—company employees	—	—		—	
Options exercised—NAI officers and employees	—	(19)	$ 6.55	(123)	$ 6.55
Options canceled—company employees	227	(227)	$4.64–$12.00	(1,464)	$ 6.46
Options canceled—NAI officers and employees	1,710	(1,710)	$ 4.00	(6,270)	$ 3.67
BALANCES, DECEMBER 31, 1999	3,184	5,335	$3.67–$44.00	26,244	$ 4.92
Additional options reserved	2,335	—		—	
Options granted—company employees	(1,295)	1,295	$3.13–$50.38	24,026	$18.55
Options exercised—company employees	—	(321)	$4.64–$ 6.55	(1,499)	$ 4.67
Options exercised—NAI officers and employees	—	(384)	$3.67–$12.00	(1,962)	$ 5.11
Options canceled—company employees	816	(816)	$4.64–$50.38	(10,022)	$12.28
Options canceled—NAI officers and employees	7	(7)	$6.55–$12.00	(54)	$ 7.71
BALANCES, DECEMBER 31, 2000	5,047	5,102	$3.13–$50.38	36,733	$ 7.20
Additional options reserved	2,110	—		—	
Options granted—company employees	(1,968)	1,968	$4.75–$35.13	16,593	$ 8.44
Options exercised—company employees	—	(833)	$3.67–$28.81	(5,744)	$ 6.89
Options exercised—NAI officers and employees	—	(1,615)	$3.67–$12.00	(6,363)	$ 3.94
Options canceled—company employees	769	(769)	$3.13–$49.06	(6,408)	$ 8.34
Options canceled—NAI officers and employees	33	(33)	$6.55–$12.00	(234)	$ 7.09
BALANCES, DECEMBER 31, 2001	5,991	3,820	$3.13–$49.06	$ 34,577	$ 8.58

At December 31, 2001, 2000 and 1999, approximately 778,000, 2.5 million and 2.1 million McAfee.com options were exercisable at weighted average exercise prices per share of $7.22, $4.39 and $4.28.

For various price ranges, weighted average characteristics of outstanding stock options of McAfee.com at December 31, 2001 were as follows (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
\$ 0.01–\$ 3.13	192	8.99	\$ 3.13	48	\$ 3.13
\$ 3.14–\$ 3.67	704	7.04	\$ 3.67	460	\$ 3.67
\$ 3.68–\$ 4.64	268	7.57	\$ 4.64	20	\$ 4.64
\$ 4.65–\$ 7.88	1,518	8.76	\$ 5.66	133	\$ 6.74
\$ 7.89–\$16.80	511	9.34	\$12.79	17	\$13.31
\$16.81–\$25.00	365	8.78	\$21.31	72	\$20.93
\$25.01–\$48.09	262	9.35	\$29.04	28	\$37.72
	3,820			778	

Proforma Stock Compensation Disclosure – The fair value of options granted by the Company and McAfee.com has been calculated using the Black-Scholes option pricing model using the multiple option approach. A typical option grant vests over a four-year period. Parameters for the option analysis are listed below.

	2001	2000	1999
The Company:			
Risk free interest rate	4.24%	6.31%	5.47%
Expected life (years)	4	4	4
Volatility	0.84	0.91	0.97
Dividend yield	—	—	—

The weighted average expected life of the option grants was estimated based on examination of previously exercised options over the life of the program. Volatility for the Company was estimated on a monthly basis since the Company became public in October of 1992. The average volatility for the 48 month period from January 1998 through December 2001 was 94.6%. The Company has not paid a dividend, and has no plans to do so.

The weighted average fair value of options granted by the Company at fair value in 2001, 2000 and 1999 was \$4.86, \$16.07 and \$10.11, respectively.

The weighted average fair value of options granted by the Company to employees below fair value during 1999 was \$9.52. No options were granted to employees below fair value during 2001 and 2000.

McAfee.com:

	Options Granted to Employees			Options Granted to Non-employees		
	2001	2000	1999	2001	2000	1999
Risk free interest rate	4.49%	5.23%	5.40%	5.25%	—	5.40%
Expected life (yrs)	5.0	5.0	5.0	10.0	—	0.9
Volatility	167%	201%	85%	167%	—	76%
Dividend yield	—	—	—	—	—	—

The weighted average expected life of the option grants was estimated based on historical exercise patterns. For 1999, volatility for McAfee.com was estimated based on the weighted average volatility of five public companies in similar business to McAfee.com. McAfee.com has not paid a dividend and has no plans to do so.

The weighted average grant date fair value of options granted by McAfee.com to employees in 2001 and 2000 were $8.44 and $17.54, respectively.

The Company and McAfee.com have also estimated the fair value of purchase rights issued under their employee stock purchase plans. Rights under these plans were also valued using the Black-Scholes option pricing model. Parameters for the purchase rights analysis are listed below:

The Company:

	February 2001	August 2001	February 2000	August 2000	February 1999	August 1999
Risk free interest rate	4.28%	3.08%	6.31%	6.31%	4.52%	5.01%
Expected life	6, 12 mos	6, 12 mos.	6, 12 mos.	6, 12 mos.	6, 12 mos.	6, 12 mos.
Volatility	0.84	0.84	0.91	0.91	0.66	0.66
Dividend yield	—	—	—	—	—	—

The weighted average fair value of rights issued pursuant to the Company's employee stock purchase plans in 2001, 2000, and 1999, was $7.75, $9.44, and $21.43, respectively.

McAfee.com:

	2001	2000	1999
Risk free interest rate	3.27%	6.03%	5.40%
Expected life (yrs)	6 months	6 months	6 months
Volatility	145%	201%	85%
Dividend yield	—	—	—

The weighted average fair value of rights issued by McAfee.com pursuant to its employee stock purchase plan in 2001 was $5.30.

For pro forma purposes, the compensation costs for the 1997 Plan, the Stock Option Plan for Outside Directors, the 2000 Nonstatutory Stock Option Plan, the 1994 ESPP, the McAfee Plan, the McAfee Director Option Plan and 1999 Purchase Plan has been determined based on fair value at the grant date for awards from 1997 through 2001 consistent with the provisions of SFAS No. 123, the Company's net loss, basic and diluted loss per share would have been as follows:

	2001	2000	1999
Net loss—pro forma (thousands)	$(224,125)	$(221,313)	$(206,667)
Net loss per share—basic and diluted—pro forma	$ (1.63)	$ (1.60)	$ (1.49)

The impact on pro forma loss per share and net loss in the table above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new employees. This policy may or may not continue.

Stock Repurchase Plan and Put Options – In May 1999, the board of directors authorized the Company to repurchase up to $100 million of its common stock in the open market. In July 2000, the board of directors authorized the Company to repurchase additional common stock of up to $50.0 million in the open market. Through December 31, 2001, the Company repurchased 5.0 million shares of its common stock bringing total cash outlay to date to approximately $112.9 million. The timing and size of any future stock repurchases are subject to market conditions, stock prices, the Company's cash position and other cash requirements. Such repurchases are intended to cover the Company's reissuances under the Employee Stock Purchase Plan (ESPP), the 1997 Plan, and issuances related to potential mergers and acquisitions.

On August 2, 1999, February 16, 2000 and May 31, 2000, the Company sold "European style" put options for 3 million shares of the Company's common stock as part of its stock repurchase plan. On August 3, 2000, put options sold on August 2, 1999 for 1.0 million shares were exercised in the Company's stock. In February 2001, the Company settled the remaining put options, which resulted in the purchase of 2.0 million shares of the Company's stock for approximately $53.8 million.

Preferred Shares Rights Agreement – On October 19, 1998, pursuant to a Preferred Shares Rights Agreement between the Company and BankBoston, N.A. as Rights Agent, the Board of Directors of the Company announced that it had declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of the Company's common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of the Company's Series B Participating Preferred Stock at an exercise price of $200.00. The Rights will become exercisable following the tenth day after a person or group announces the acquisition of 15% or more of the Company's common stock or announces commencement of a tender or exchange offer, the consummation of which would result in ownership by the person or group of 15% or more of the common stock of the Company. The Company will be entitled to redeem the Rights at $0.01 per Right at any time on or before the tenth day following acquisition by a person or group of 15% or more of the Company's common stock. The dividend distribution was made on November 3, 1998, payable to the stockholders of record on November 3, 1998. The Rights will expire on October 20, 2008.

13. PROVISION FOR INCOME TAXES

Loss before income taxes, minority interest and extraordinary item was earned in the following jurisdictions (in thousands):

	2001	2000	1999
Domestic	$(104,972)	$(69,197)	$(219,796)
Foreign	13,589	(28,554)	88,798
	$ (91,383)	$(97,751)	$(130,998)

Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

Years Ended December 31	2001	2000	1999
Federal:			
Current[(1)]	$ 4,333	$ —	$ 52,902
Deferred	(11,971)	(22,225)	(58,256)
Total Federal	(7,638)	(22,225)	(5,354)
State:			
Current	482	275	216
Deferred	(1,663)	(4,465)	(5,160)
Total State	(1,181)	(4,190)	(4,944)
Foreign:			
Current[(2)]	14,356	39,423	47,569
Deferred	5,872	(3,084)	(8,028)
Total Foreign	20,228	36,339	39,541
Provision for income taxes	$ 11,409	$ 9,924	$ 29,243

(1) Net of tax benefit from utilization of net operating losses carry forward of $11.3 million in 2001 and zero in 2000 and 1999.
(2) Net of tax benefit from utilization of net operating losses carry forward of $5.0 million in 2001 and zero in 2000 and 1999.

Significant components of net deferred tax assets are as follows (in thousands):

Years Ended December 31	2001	2000
Deferred revenue	$ 76,543	$ 25,372
State taxes	—	110
Accrued liabilities and allowances	63,410	61,290
Depreciation and amortization	89,100	83,327
Tax credits	108,683	90,524
Net operating loss carryover	18,330	61,613
	356,066	322,236
Valuation allowance	(135,570)	(121,976)
	220,496	200,260
Deferred liability	20,445	7,971
Net deferred tax asset	$ 200,051	$ 192,289
Current portion	$ 142,869	$ 86,771
Noncurrent portion	57,182	105,518
	$ 200,051	$ 192,289

Realization of net deferred tax assets of $200.1 million as of December 31, 2001 is dependent on generating sufficient future taxable income, which is not assured. The amount of the deferred tax asset realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. A valuation allowance has been recorded as a result of uncertainties related to the deferred tax asset realization.

At December 31, 2001, the Company has available net operating loss carry-forwards for income tax purposes of approximately $50.3 million; U.S. federal losses of approximately $40.2 million, which expire from 2009 to 2021, and foreign losses of approximately $10.1 million, which have no expiration.

U.S. income taxes were not provided for on a cumulative total of approximately $25.2 million of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

The Company's effective tax rate on income before income taxes differs from the U.S. Federal statutory regular tax rate as follows:

Years Ended December 31	2001	2000	1999
U.S. Federal income tax benefit at statutory rate	(35.0)%	(35.0)%	(35.0)%
State benefit	(4.1)	(4.3)	(4.1)
Non deductible acquisition and other costs	—	—	17.6
Foreign earnings taxed at rates different than the U.S. rate	22.9	(0.5)	6.5
Goodwill and other permanent differences	19.4	25.5	16.1
Net operating losses and tax credits not benefited	15.3	61.6	31.5
Tax credits	(6.0)	(37.1)	(10.3)
	12.5%	10.2%	22.3%

The tax benefit associated with stock option exercises from employee stock plans reduced taxes currently payable for 2001 by $5.4 million. Such benefit was recorded to additional paid-in capital.

14. NET LOSS PER SHARE

A reconciliation of the numerator and denominator of basic and diluted net loss per share is provided as follows (in thousands, except per share amounts):

Years Ended December 31	2001	2000	1999
Numerator—Basic			
Loss before extraordinary item	$(102,381)	$(102,721)	$(159,901)
Extraordinary item—gain on redemption of debt, net of tax	1,731	—	—
Net loss	$(100,650)	$(102,721)	$(159,901)
Numerator—Diluted			
Loss before extraordinary item	$(102,381)	$(102,721)	$(159,901)
Interest on convertible debentures[1]	—	—	—
Loss before extraordinary item, adjusted	(102,381)	(102,721)	(159,901)
Extraordinary item—gain on redemption of debt, net of tax	1,731	—	—
Net loss, adjusted	$(100,650)	$(102,721)	$(159,901)
Denominator—Basic			
Weighted average shares of common stock outstanding	138,172	138,072	138,695
Less: weighted average shares of common stock subject to repurchase	(325)	—	—
Basic weighted average common shares outstanding	137,847	138,072	138,695
Denominator—Diluted			
Basic weighted average common shares outstanding	137,847	138,072	138,695
Effective of dilutive securities:			
Common stock options[2]	—	—	—
Warrants[3]	—	—	—
Diluted weighted average shares	137,847	138,072	138,695
Basic net loss per share:			
Loss before extraordinary item	$ (0.74)	$ (0.74)	$ (1.15)
Extraordinary item—gain on redemption of debt, net of taxes	.01	—	—
Net loss per share—Basic	$ (0.73)	$ (0.74)	$ (1.15)
Diluted net loss per share:			
Loss before extraordinary item	$ (0.74)	$ (0.74)	$ (1.15)
Extraordinary item—gain on redemption of debt, net of taxes	0.01	—	—
Net loss per share—Diluted	$ (0.73)	$ (0.74)	$ (1.15)

(1) Convertible debt interest and related as-if converted shares were excluded from the calculation since the effect was anti-dilutive. The total number of shares excluded from the calculation related to as-if converted shares was 23.3 million for 2001 and 7.6 million for 2000 and 1999.

(2) At December 31, 2001, 2000 and 1999, 31.8 million, 20.3 million and 20.1 million options to purchase common stock, respectively, were excluded from the calculation since the effect was anti-dilutive.

(3) At December 31, 2001, warrants to purchase 254,167 shares of the Company's common stock were excluded from the determination of diluted net loss per share as the effect of such warrants is anti-dilutive.

15. BUSINESS SEGMENT AND MAJOR CUSTOMER INFORMATION

The Company has concluded that it has two businesses consisting of the Infrastructure business ("Infrastructure") and McAfee.com. The Infrastructure business markets and sells computer security, management and availability software and hardware for corporate and government users. McAfee.com markets and sells PC security and management software on the Internet to consumers and small to medium-sized businesses. Management measures profitability based on these two businesses; however, within the Infrastructure business the Company's operating segments are defined by six geographic regions. The segments are evidence of the operating structure of the Company's internal organization. The Company operates in one industry: computer security, management, and availability software, hardware and related services for, primarily, corporate and government users.

The Infrastructure business markets and sells, through its geographic segments, anti-virus and security software, hardware and services; network management software, hardware and services; and help desk software and services. These products and services are marketed and sold through a direct sales force to corporate and government users, as well as, through resellers, distributors, systems integrators and retailers, worldwide. In addition, the Infrastructure business includes managed security and availability applications to corporations and governments on the Internet.

McAfee.com is an application service provider targeted at consumers and small to medium-sized businesses. The McAfee.com web site provides a suite of online products and services personalized for the user based on the user's PC configuration, attached peripherals and resident software.

Following is the summary of the Company's revenue and operating income (losses) by business and by geographic segment. The accounting policies of the businesses and geographic segments are the same as disclosed in Note 2 to these Notes to Consolidated Financial Statements. To reconcile to the consolidated financial statements, where applicable, "Corporate" represents costs and expenses associated with corporate activities. Corporate activities include general and administrative expenses; corporate marketing expenses of $40.4 million and $46.1 million in 2001 and 2000, respectively; amortization of intangibles; stock-based compensation charges; and acquisition, restructuring and other related costs. These corporate expenses are not considered attributable to any specific geographic segment. Summarized financial information concerning the Company's net revenue and operating income (losses) by business and geographic segment is as follows (in thousands):

Years Ended December 31	2001	2000
Net revenue by segment:		
United States	$ 486,333	$ 425,722
Europe	192,192	164,861
Japan	29,074	41,225
Canada	24,418	17,892
Asia-Pacific (excluding Japan)	23,742	32,313
Latin America	16,695	16,813
Infrastructure net revenue	772,454	698,826
McAfee.com net revenue	62,024	46,866
Net revenue	$ 834,478	$ 745,692
Operating income (loss) by segment:		
United States	$ 64,508	$ 11,897
Europe	54,461	35,387
Japan	(2,815)	14,979
Canada	11,090	7,809
Asia-Pacific (excluding Japan)	2,924	7,879
Latin America	4,777	2,432
Corporate	(216,719)	(200,379)
Infrastructure operating loss	(81,774)	(119,996)
McAfee.com operating loss	(192)	(31,971)
Operating loss	$ (81,966)	$(151,967)

Net revenue and operating expenses for geographic segments are not presented for 1999 as it is impracticable to do so. However, 1999 net revenues for the Infrastructure business and McAfee.com were $659.2 million and $24.5 million, respectively, and 1999 operating losses for the Infrastructure business and McAfee.com were $109.9 million and $28.3 million, respectively. For 1999, revenue by domestic (United States) and international amounted to $406.8 million and $276.9 million, respectively.

Following is a summary of the Company's long-lived assets and total assets by business and by geographic segment. Long-lived assets are capital expenditures, including land purchases, and do not include intangibles. Assets purchased to support Infrastructure general and administrative activities, including land purchases, are included in "Corporate" in the "Long-lived assets" table below. Assets purchased to support Infrastructure general and administrative activities, including land purchases, and Infrastructure intangibles are included in "Corporate" in the "Total assets" table, below.

These corporate assets are not assigned to any specific geographic segment. Summarized financial information concerning the Company's long-lived assets and total assets by business and geographic segment is as follows (in thousands):

December 31	2001	2000
Total long-lived assets by segment:		
United States	$ 15,203	$ 16,651
Europe	6,143	8,957
Japan	3,652	2,669
Canada	246	307
Asia-Pacific (excluding Japan)	1,866	1,806
Latin America	231	198
Corporate	34,936	36,869
Infrastructure long-lived assets	62,277	67,457
McAfee.com long-lived assets	6,177	8,042
Total long-lived assets	$ 68,454	$ 75,499
Total assets by segment:		
United States	$1,093,030	$ 816,392
Europe	166,380	172,250
Japan	20,906	38,669
Canada	4,990	5,787
Asia-Pacific (excluding Japan)	4,844	3,976
Latin America	5,440	5,275
Corporate	207,098	244,367
Infrastructure assets	1,502,688	1,286,716
McAfee.com assets	124,444	98,132
Total assets	$1,627,132	$1,384,848

Revenue information on a product and service basis is as follows for the years ended December 31 (in thousands):

	2001	2000	1999
Software licenses	$388,717	$337,842	$318,964
Maintenance	177,721	160,662	157,887
Hardware	87,894	89,210	49,828
Retail	70,183	64,564	90,690
Consulting	39,766	34,578	27,311
Training	19,161	18,542	22,255
Hosting arrangements	40,790	25,997	2,117
Other	10,246	14,297	14,616
Total	$834,478	$745,692	$683,668

At December 31, 2001, one customer had an accounts receivable balance greater than 10% of the Company's total accounts receivable balance. At December 31, 2000, two customers had accounts receivable balances greater than 10% of the Company's total accounts receivable balance. During 2001 and 2000, one customer accounted for 27% and 20%, respectively, of the total revenue for each year. The revenue derived from this customer is reported in the Infrastructure business, mainly in the United States and Europe segments. No customer accounted for more than 10% of the total revenue in 1999.

During 2001, 2000 and 1999, the Company sold receivables aggregating approximately zero, $12.7 million and $48.0 million, respectively. These receivables were sold at a customary discount of up to 3.5% of face amount without recourse to the Company. The discounts were recorded as an operating expense. As of December 31, 2000 and 1999, no receivables sold in 2000 or 1999, as applicable, remained outstanding.

16. LITIGATION

GENERAL

From time to time, the Company has been subject to litigation including the pending litigation described below. The Company's current estimated range of liability related to some of the pending litigation below is based on claims for which management can estimate the amount and range of loss. The Company has recorded the minimum estimated liability related to those claims, where there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, the Company will assess its potential liability and revise its estimates. Pending or future litigation could be costly, could cause the diversion of management's attention and could upon resolution, have a material adverse effect on the our business, results of operations, financial condition and cash flow.

In addition, the Company is engaged in certain legal and administrative proceedings incidental to our normal business activities and believes that these matters will not have a material adverse effect on our financial position, results of operations or cash flow.

SECURITIES CASES

Between December 29, 2000 and February 7, 2001, the Company and certain of its current and former officers and directors were named in securities class action lawsuits filed in the United States District Court for the Northern District of California. On September 24, 2001, a consolidated class action complaint was filed which asserts claims against the Company, William Larson, Prabhat Goyal and Peter Watkins on behalf of a putative class of persons who purchased the Company's stock between July 19 and December 26, 2000. The complaint assert causes of action (and seeks unspecified damages) for alleged violations of Exchange Act Section 10(b)/SEC Rule 10b-5 and Exchange Act Section 20(a). In particular, the complaint alleges that defendants engaged in improper practices designed to increase the Company's revenues and earnings and that, as a result of those practices, the Company's class period financial statements were false and misleading and failed to comply with Generally Accepted Accounting Principles (GAAP). Defendants' filed a motion to dismiss plaintiff's consolidated complaint on October 29, 2001 and plaintiff filed its opposition to the motion to dismiss on December 21, 2001.

On February 5, 2001, the Company was nominally sued in a derivative lawsuit filed in the Superior Court in Santa Clara County. The lawsuit, encaptioned *Mean Ann Krim v. William L. Larson, et al.*, Case No. CV795734, asserts claims against William Larson, Peter Watkins, Prabhat Goyal, Leslie Denend, Virginia Gemmell, Edwin Harper, Enzo Torresi, and others for breach of fiduciary duty, unjust enrichment. In particular, the complaints allege that the defendants engaged in a course of conduct by which they improperly accounted for revenue from software license sales, and that, as a result of their actions, certain of the Company's financial statements were false and misleading and not in compliance with GAAP. The complaint seeks an unspecified amount of damages. Nominal defendant the Company filed a demurrer to the complaint on May 21, 2001. A hearing on the demurrer was held on June 29, 2001. On July 24, 2001, the Court sustained the demurrer with leave to amend. By Order dated August 21, 2001, the Court granted plaintiff limited discovery for purposes of amending the complaint to meet the demand futility test imposed by Delaware law. The Court's Order set a *deadline of October 26, 2001 for the filing of the amended complaint. On December 26, 2001, plaintiff filed an amended* complaint. By stipulation, nominal defendant the Company's demurrer is due on January 30, 2002.

OTHER LITIGATION

Crawford v. Digital River, Inc. et al., Case No. 1:01CV01770 RWR; United States District Court, District of Columbia – On August 21, 2001, Christopher Crawford filed a complaint for patent infringement of US Patent 6,014,651. The complaint alleges that seven different defendants, including the Company, infringe US Patent 6,014,651. The complaint alleges that the Company infringes the patent through several web sites, including the websites at www.nai.com and www.mcafee.com. The Company answered the complaint on September 12, 2001 in which the alleged patent infringement was denied. The other defendants have answered the complaint. An initial scheduling conference is scheduled for November 27, 2001, and prior to that date, counsel for plaintiff and defendants will meet and confer according to the court's rules.

Foremost Systems v. Network Associates, No. CV 777301 (Santa Clara County) – A former agent of the Company in India, Foremost Systems Pvt. Ltd., filed this action on October 14, 1998, in California State court and filed a Second Amended Complaint on February 18, 2000. The Company removed the action to the United States District Court, Northern District of California, San Jose Division. The Second Amended Complaint alleges that the Company wrongly terminated Foremost Systems in breach of their agency agreement and, in addition, contains counts for breach of oral contract, promissory estoppel, intentional and negligent misrepresentation, breach of fiduciary duty, tortious interference with contractual relations, unfair competition, and racketeering in violation of 18 U.S.C. 1962 et seq. The parties held a preliminary mediation session in this matter on April 5, 2000 and attended a full session on March 12, 2001. Discovery is ongoing.

ESniff – On June 5, 2001, eSniff, Inc. ("eSniff") filed a complaint in U.S. District Court for the District of Colorado, Case No. 01-D-1024, seeking a declaratory judgment that its use of the ESNIFF trade name and trademark does not infringe the Company's SNIFFER mark. On June 13, 2001, the Company and Networks Associates Technology, Inc. filed a complaint in the U.S. District Court in the Northern District of California, Case No. C01-20537 PVT, against eSniff for trademark infringement, trademark dilution, and unfair competition under federal and California state law related to use of the ESNIFF name and mark. On November 26, 2001, while both motions were pending, the parties reached a settlement of both lawsuits. As part of the settlement, eSniff acknowledged that SNIFFER is a strong, famous, and distinctive mark and agreed to discontinue its use of ESNIFF.

Homenexus Inc. f/k/a HomeRun Network, Inc. v. DirectWeb, Inc., et al, No. 99-CV-2316 (CRW) (E.D. Pa.) – In this action, filed in federal court in the Eastern District of Pennsylvania on May 5, 1999, plaintiff Homenexus alleges that DirectWeb successfully conspired with all defendants, including the Company and William Larson, to wrongly misappropriate plaintiff's purported proprietary business plan and to deliberately infringe plaintiff's purported trade dress in its alleged website. The complaint further alleges that all defendants conspired to commit, and did commit, the torts of conversion and unfair competition. Plaintiff filed an amended complaint on June 21, 2000, adding a new defendant, Riaz Karamali.

17. RELATED PARTY TRANSACTIONS

The Company purchased 3,948,199 shares of Series A Preferred Stock of DirectWeb, Inc. for $2.5 million, and 4,615,385 shares of Series B Preferred Stock for $6.0 million in 1999. In connection with the formation of DirectWeb, the Company received a warrant to acquire 3,175,000 shares of DirectWeb common stock for total consideration of $317.50. Prior to the transactions described below, on an as converted basis and excluding shares that may be acquired upon exercise of its warrant, the Company's total DirectWeb investment represented approximately 12.3% of DirectWeb's outstanding capital stock. With respect to this balance, approximately 35.2% was owned by William L. Larson, a DirectWeb founder and the Company's former Chief Executive Officer; 35.4% was owned by Dennis Cline, a DirectWeb founder and the Company's former Vice President of Worldwide Sales; and 17.1% was owned by unrelated third party investors who, along with the Company, invested in DirectWeb's Series A and Series B Preferred Stock.

In November 1999, the Company sold its 12.3% ownership to Dennis Cline, resulting in a net loss of $2.5 million to the Company. At the time, the Company also agreed to exchange its warrant to acquire 3,175,000 shares of DirectWeb common stock for a warrant to acquire $2 million worth of DirectWeb Series C preferred stock at the same price per share as paid by the Series C preferred stock investors. William L. Larson sold approximately 83.0% of his stake in DirectWeb to Dennis Cline in November 1999. He retained an approximately 5.9% ownership interest in DirectWeb.

18. STOCK-BASED COMPENSATION

The Company has recorded stock based compensation charges of $24.7 million, $8.7 million and $15.6 million in 2001, 2000 and 1999 respectively. Stock-based compensation charges relate to the repricing of employee stock options and the issuance of McAfee.com stock options to the Company's executives and employees, as well as non-recurring stock compensation charges primarily related to executive compensation.

Stock based compensation charges are made up of the following for the years presented (in thousands):

Years Ended December 31	2001	2000	1999
Repriced options	$17,396	$8,714	$8,834
McAfee.com options and shares issued to Network Associates personnel	—	—	6,736
Warrants to outside consultants	1,049	—	—
Former executives	2,668	—	—
New executives	3,080	—	—
PGP restructuring	519	—	—
Total stock-based compensation	$24,712	$8,714	$15,570

Repriced Options – On April 22, 1999, the Company offered to substantially all of its employees, excluding executive officers, the right to cancel certain outstanding stock options and receive new options with an exercise price of $11.063, the then current fair market value of the stock. Options to purchase a total of 10.3 million shares were cancelled and the same number of new options were granted. These new options vest at the same rate that they would have vested under previous option plans and are subject to variable accounting. Accordingly, the Company has and will continue to remeasure compensation cost for the repriced options until these options are exercised, canceled, or forfeited without replacement. The first valuation period began July 1, 2000.

Subsequent to April 22, 1999, some employees, who received repriced options became employees of McAfee.com. In connection with this transfer their repriced options were canceled and replaced with options for McAfee.com stock. Variable plan accounting as described above, also applies to these replacement options and variable charges will be recorded based on the movements in the fair value of McAfee.com common stock from July 1, 2000.

The amount of stock compensation recorded has and will be based on any excess of the closing stock price at the end of the reporting period or date of exercise, forfeiture or cancellation without replacement, if earlier, over the fair value of the Company's or McAfee.com's common stock on July 1, 2000, which was $20.375 and $26.063, respectively. The resulting compensation charge to earnings will be recorded over the remaining vesting period, using the accelerated method of amortization discussed in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." When options are fully vested, the charge will be recorded to earnings immediately. At December 31, 2001 these options are substantially fully vested. Depending upon movements in the market value of the Company's common stock, this accounting treatment may result in significant additional stock-based compensation charges in future periods.

During 2001 and 2000, the Company incurred charges to earnings of approximately $15.6 million and $2.0 million related to options subject to variable plan accounting. For 2001 and 2000, the Company's stock compensation charges related to options subject to variable plan accounting were based on a year end per share price of the Company's stock of $25.85 and $4.19, respectively and a per share price of McAfee.com stock of $33.91 and $5.00, respectively. As of December 31, 2001 the Company and McAfee.com had options to purchase 2.2 million shares and 0.2 million shares respectively, which were outstanding and subject to variable plan accounting.

The Company also incurred a stock-based compensation charge in connection with the initial issuance of the repriced options. This charge was calculated based on the difference between the exercise price of the new options and their market value on the date of acceptance by employees. Approximately $1.8 million, $6.7 million and $8.8 million was expensed during 2001, 2000 and 1999, respectively.

McAfee.com Options and Shares Issued to Network Associates Personnel – During 1999, McAfee.com granted 1.7 million options to purchase shares of its Class A common stock and 379,000 shares of its Class A common stock to executives and employees of Network Associates. In connection with these grants, McAfee.com recorded a stock based compensation charge of $6.7 million.

Warrants to Outside Consultants – In January 2001, upon completion of the search for the Company's chief executive officer, the Company issued warrants to a retained executive search firm for services performed. The warrants, if exercised, can be exchanged for 166,667 shares of the Company's common stock. The weighted-average exercise price of the underlying shares is $2.97 per share. The warrants are immediately exercisable and expire in January 2004. The combined fair value of the warrants was determined to be approximately $530,000 and was estimated using the Black-Scholes model with the following assumptions: risk free interest rate of 4.82%; contractual life of 3 years; dividend yield of 0%; and expected volatility of 91%. The fair market value of the warrants was included as stock compensation during 2001 and included in general and administrative expenses in the accompanying statement of operations.

In April 2001, upon completion of the search for the Company's chief financial officer, the Company issued warrants to a retained executive search firm for services performed. The warrants, if exercised, can be exchanged for 66,667 shares of the Company's common stock. The weighted-average exercise price of the underlying shares is $4.50 per share. The warrants are immediately exercisable and expire in April 2004. The combined fair value of the warrants was determined to be approximately $280,000 and was estimated using the Black-Scholes model with the following assumptions: risk free interest rate of 4.27%; contractual life of 3 years; dividend yield of 0%; and expected volatility of 91%. The fair market value of the warrants was included as a stock compensation charge during 2001 and included in general and administrative expenses in the accompanying statement of operations.

In November 2001, upon completion of the search for two executives for international operations, the Company issued warrants to a retained executive search firm for services performed. The warrants, if exercised, can be exchanged for 20,833 shares of the Company's common stock. The weighted-average exercise price of the underlying shares is $19.64 per share. The warrants are immediately exercisable and expire in 2004. The combined fair value of the warrants was determined to be approximately $239,000 and was estimated using the Black-Scholes model with the following assumptions: risk free interest rate of 4.36%; contractual life of 3 years; dividend yield of 0%; and expected volatility of 84%. The fair market value of the warrants was included as a stock compensation charge during 2001 and included in general and administrative expenses in the accompanying statement of operations.

All the above warrants have been included in Stockholders' Equity.

Former Executives – In January 2001, the Company's board of directors appointed the Company's new chief executive officer and president. Effective January 2001, the Company's former chief executive officer, former chief financial officer, and former president and chief operating officer, became special advisors. Options held by these individuals continue to vest during 2001 while they each served during their one-year terms as special advisors. As a result, the Company recorded a one-time stock compensation charge of approximately $603,000 during 2001.

In December 2001, the Company terminated the employment of three sales executives. Upon termination, the options held by these executives were modified. As a result, the Company recorded a one-time stock compensation charge of $2.1 million during 2001.

New Executives – On January 3, 2001, the Company entered into an employment agreement with George Samenuk to become the Company's chief executive officer. In accordance with the terms of the agreement, the Company issued 400,000 shares of restricted stock to Mr. Samenuk. The price of the underlying shares is $0.01 per share. The shares will vest and the Company's right to repurchase such shares will lapse as follows: 12.5% on the first four quarterly anniversaries of Mr. Samenuk's employment with the Company with the remaining 50% on the second year anniversary of Mr. Samenuk's employment with the Company. The fair value of the restricted stock was determined to be approximately $1.7 million and was estimated based on the difference between the exercise price of the restricted stock and the fair market value of the Company's common stock on Mr. Samenuk's employment commencement date. During 2001, the Company recorded approximately $836,000 related to stock compensation associated with Mr. Samenuk's restricted stock.

On April 3, 2001 the Company entered into an employment agreement with Stephen C. Richards to become executive vice president and chief financial officer. In accordance with the terms of the agreement, the Company issued 50,000 shares of common stock to Mr. Richards for $0.01 per share. During 2001, the Company recorded approximately $350,000 related to stock compensation associated with Mr. Richards' stock.

On October 30, 2001 the Company entered into an employment agreement with Arthur R. Matin to become executive the president of the Company's McAfee product group. In accordance with the terms of the agreement, the Company issued 100,000 shares of common stock to Mr. Matin for $0.01 per share. During 2001, the Company recorded approximately $1.9 million related to stock compensation associated with Mr. Matin's stock.

PGP Restructuring – In connection with the integration of the PGP product group the Company accelerated the vesting of 45,600 options to purchase the Company's common stock held by the 100 employees terminated during 2001. As a result of this modification, the Company recorded a stock based compensation charge of $519,000 within restructuring expense in the statement of operations. The charge was calculated based on the intrinsic value of the modified options on the date the acceleration was approved by the Board of Directors. (See Note 7 to these Notes to Consolidated Financial Statements).

19. FIXED ASSETS SALE-LEASEBACK

On September 20, 1999, the Company sold approximately $6.5 million of fixed assets, consisting mostly of computer equipment, to a third party and leased them back under an operating lease. The initial term of the lease is 12 months, with an option to renew the lease for an additional 12 months. In October 2000, the Company repurchased the fixed assets for approximately $5.2 million.

20. SUBSEQUENT EVENTS

On January 15, 2002, the Company's board of directors approved a grant of 50,000 shares of restricted stock to George Samenuk, the Company's chief executive officer. The price of the underlying shares is $0.01 per share. The Company's right to repurchase such shares will lapse on January 15, 2005. The fair value of the restricted stock was determined to be approximately $1.4 million and was estimated based on the difference between the exercise price of the restricted stock and the fair market value of the Company's common stock on January 15, 2002. This amount will be recorded as compensation expense over the period the Company's right to repurchase lapses.

BOARD OF DIRECTORS

George Samenuk
Chairman, Chief Executive Officer

Les Denend
Director

Bob Dutkowsky
Chairman, President and Chief Executive Officer, J.D. Edwards & Co.

Ginna Gemmell
President, GlidePath, Inc.

Edwin L. Harper
Chairman and CEO, AltraCo, Inc.

Bob Pangia
Private Investor

EXECUTIVE MANAGEMENT TEAM

George Samenuk
Chairman, Chief Executive Officer

Stephen C. Richards
Chief Operations Officer,
Chief Financial Officer

Gene Hodges
President

Ang Miah Boon
President Asia Pacific

Michele Fitzpatrick
President EMEA

Gus Malezis
Vice President Canada

Takahiro Kato
President Japan

Wilson Grava
President Latin America

Art Matin
McAfee Security President

Bakul Mehta
Sniffer Technologies President

Les Vaughn
Magic Solutions President

Kent Roberts
Executive Vice President and General Counsel

Sylvia Garcia Lechelt
Vice President Human Resources

Sandra England
Executive Vice President Business Development & Strategic Research

Dale Veno
Chief Information Officer

Kelly Blough
Vice President Government, Community & Investor Relations

Jennifer Keavney
Vice President Corporate Communications

Arthur Velasquez
Sr. VP Worldwide Support & Service

Tina Stewart
Vice President Global Marketing

Christopher Bolin
Sr. VP Product Development

Greg Nurre
Executive Vice President and General Manager, US Sales

FINANCIAL REGISTRAR

Transfer Agent and Register
First National Bank of Boston
C/o Boston EquiServe
PO Box 8040
Boston, Massachusetts
02266-8040

Independent Accountants
PricewaterhouseCoopers LLP
San Jose, California

General Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

Corporate Reports
A copy of the 2001 Network Associates Form 10-K may be obtained without charge by calling or writing the Corporate Secretary at Corporate Headquarters.

Annual Meeting
The annual meeting of stockholders will be held on May 15, 2002 at the Santa Clara Techmart


Network
NYSE
New York Stock Exchange Opening Bell, February 12, 2002.


Network Associates Coliseum, home of the Raiders and A's.

Design: Cahan & Associates, San Francisco, CA
Photography: Graham Macindoe, New York, NY

Resurrection Health Care
Laboratorios Pfizer Ltda. (Pfizer Inc.)
Wilson & Horton
Vocational Training Council
Bear Stearns
TELUS

MULTI-LAYER VIRUS PROTECTION WITH MCAFEE ACTIVE VIRUS DEFENSE



Vocational Training Council

The Vocational Training Council is the largest vocational education organization in Hong Kong, and provides job-related training and education to over 120,000 people every year. Its information technology infrastructure runs applications from multiple vendors, as well as a wide range of operating systems. Keeping such a complex environment secure and virus-free is a constant challenge for William W. L. Li, senior systems manager. "Network Associates' McAfee Active Virus Defense solution provides complete, centralized anti-virus protection for our network infrastructure," says Li. "It not only saves us time, resources and ultimately money in terms of administrative costs, it also effectively safeguards the network from the threat of virus attack by monitoring every potential entry point in our environment."

At Network Associates, it's our job to make our customers' jobs easier. Centralized policy management through the ePolicy Orchestrator lets our customers see what's happening in their environments, and quickly respond. So that they can get back to the business of satisfying their customers.

24X7 AVAILABILITY WITH SNIFFER DISTRIBUTED SYSTEMS



Bear Stearns

At its new worldwide headquarters in New York City, Bear Stearns has implemented more than 150 Sniffer Distributed systems to develop a mission-critical network that will revolutionize how financial services companies manage their network infrastructures today and tomorrow. Sniffer helps Bear Stearns ensure faultless network performance for Bear Stearns' customers around the globe, any time of day. "Sniffer Technologies has enabled Bear Stearns to develop a state-of-the-art network management system that meets the global-wide demands of business and technology, today and tomorrow," said Don Henderson, managing director of communications for the new building at Bear Stearns. "With Sniffer Technologies' solutions, our clients and investors have access to business-critical data when they need it, where they need it – all in real-time."

At Network Associates we know that in large networks detecting and isolating problems can be as difficult as finding a "needle in the haystack." With Sniffer Technologies our customers detect potential issues before they become serious problems.

AUTOMATED AND REAL-TIME UPDATING USING MCAFEE ePOLICY ORCHESTRATOR



TELUS

Telus Corporation is one of Canada's leading telecommunications companies, providing a full range of products and services connecting Canadians to the world. With customers relying on Telus to keep them connected, Telus cannot afford to lose business continuity due to a virus or other malicious code. "As Telus has grown and expanded geographically so have our challenges in distribution and management of our anti-virus software throughout the Telus enterprise" says Ron Henderson, IT Manager. "The logistics of keeping our anti-virus current is a daunting task. By moving to McAfee ePolicy Orchestrator, we have significantly improved the cycle time in deploying virus protection company-wide."

At Network Associates, we continue to develop and deploy new technologies to simplify the lives of our customers. ePolicy Orchestrator helps our customers to get vital updates and code out to the users in their networks, quickly and seamlessly, no matter how distributed and complex a customer's environment, Network Associates keeps them connected.



Location: Hong Kong, China


Challenge: Protect network from attack and downtime.
Vocational Tr g Counci



Location: New York, New York, USA


Challenge: 24x7 access to business-critical data.
Bear Stearns


Location: Edmonton, Albe


Challenge: Keep a distributed and growing organization virus-free to maintain business continuity.
TELUS

Network Associates
3965 Freedom Circle
Santa Clara, CA 95054
ph: 408.988.3832
fax: 408.970.9727
www.networkassociates.com

The best is yet to com